Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 21, 2013

Via EDGAR

Mr. Jay Ingram

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Taylor Morrison Home Corporation Amendment No. 4

Registration Statement on Form S-1 (File No. 333-185269)

Ladies and Gentlemen:

On behalf of Taylor Morrison Home Corporation, a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Changed Pages of Amendment No. 4 (“Changed Pages of Amendment No. 4”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes, where applicable, from either Amendment No. 3 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on March 6, 2013 or the Correspondence filed by the Company with the Commission on March 8, 2013.

The Changed Pages of Amendment No. 4 reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated March 18, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement, the Changed Pages of Amendment No. 4 or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Changed Pages of Amendment No. 4 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please supplementally inform us why you deleted references to the fact that your Phoenix and West Florida markets generally have lower margins.

Response to Comment 1

In response to the Staff’s comment, the Company has revised its disclosure to include the references on the lower margins on pages 85 and 87 as well. The Company also refers the Staff to page 83 of the Changed Pages of Amendment No. 4 which states that the Company’s Phoenix and West Florida markets generally have lower margins. Please see pages 85 and 87 of the Changed Pages of Amendment No. 4.

The Reorganization Transactions, page 11

2.	We note your response to comment one from our letter dated February 26, 2013. You indicated that all of the equityholders in TMM (other than certain members of the management team of the Company who hold profits interests) will be issued new equity interests of the TPG and Oaktree holding vehicles that are substantially equivalent to the equity interests held by such equityholders in TMM prior to the Reorganization Transactions. Please provide the following:

A.	For certain members of the management team, you indicate that they will be treated the same as the other equityholders except that a portion of their vested and unvested Class M Units (profits interests) in TMM will be converted into an amount of vested and unvested New TMM Units (common units) based on the same methodology the other equityholders. Please help us understand how you determined how many of their vested and unvested Class M Units will be converted. Please also disclose the exchange ratio used to determine the appropriate number of units to be given to certain members of management. Please disclose and confirm that the same exchange ratio was used for all of the existing owners of TMM. Please also tell us what consideration you gave to including the impact of vested and unvested New TMM Units in your pro forma financial statements;

Response to Comment 2 A.

In response to the Staff’s comment, the Company has revised its disclosure to clarify the description of the Reorganization Transactions. Please see pages 11 and 12 of the Changed Pages of Amendment No. 4.

In addition, as described in the revised disclosure in pages 11 and 12 of the Changed Pages of Amendment No. 4, neither the Reorganization Transactions nor the initial public offering will result in any incremental or accelerated vesting of any New TMM Units or Class M Units. New TMM Units issued in exchange for time-vesting Class M Units of TMM in the Reorganization Transactions will continue to vest on the schedule applicable to the time-vesting Class M Units they replaced. Accordingly, the vested and unvested New TMM Units did not impact the Company’s pro forma financial statements because the fair value of the awards immediately before the exchange is expected to be the same as immediately after the exchange.

B.	Given that only a portion of the vested and unvested Class M Units of certain members of management will be converted, please tell us how you determined that there was no increase or decrease in the proportionate ownership levels of all equityholders in TMM as a result of the exchange. Please also tell us what consideration you gave to whether the methodology used for certain members of management created preferential rights for certain equityholders;

Response to Comment 2 B.

As described in pages 11 and 12 of the Changed Pages of Amendment No. 4, the number of New TMM Units to be issued to members of the Company’s management and its board, and the TPG and Oaktree holding vehicles will be determined using the same methodology and based on a hypothetical cash distribution by TMM of its pre-IPO value to the holders of Class A Units, Class J Units and Class M Units of TMM and the price per share paid by the underwriters for shares of the Company’s Class A common stock in the offering. Because the Class A Units, the Class J Units and the Class M Units have different rights, including preferences in distributions, it is difficult, if not impossible, to compare proportional ownership levels between different classes of units. Instead, in the Reorganization Transactions, the Company focused on the pre-IPO value of the various units of TMM. The value of the New TMM Units being issued to members of the Company’s management and its board in the Reorganization Transactions will be equal to the value of the time-vesting Class M Units being exchanged by such persons. As a result, this exchange will not result in any transfer of value between the members of management and the directors on the one hand and the other existing equityholders of TMM on the other hand. In addition, after the Reorganization Transactions, all the limited partners of New TMM will all hold the same class of common units.

Because of the equivalent value being provided in the Reorganization Transactions and the substantially identical legal rights of the New TMM Units, the Company believes that the members of its management and its board who received New TMM Units did not receive any preferential treatment or rights as compared to the other equityholders in TMM.

C.	Please tell us the ownership levels of the TMM equityholders before the exchange.

Response to Comment 2 C.

The Company hereby advises the Staff that prior to the Reorganization Transactions and any exchanges of partnership units in TMM : (1) affiliates of TPG owned approximately 48.7% of the outstanding Class A Units, affiliates of Oaktree owned approximately 48.7% of the Class A Units, affiliates of JH owned approximately 1.9% of the Class A Units and members of the Company’s management and the board of directors collectively owned less than 1.0% of the Class A Units; (2) affiliates of JH owned 100% of the Class J Units; and (3) members of the Company’s management and board of directors collectively owned 100% of the Class M Units. As described in page 11 of the Changed Pages of Amendment No. 4, holders of the Class J Units and Class M Units were not entitled to receive distributions unless specified return thresholds were met and all capital contributed to TMM by holders of Class A Units had been returned.

Summary Historical and Pro Forma Consolidated Financial and Other Information, page 19

3.	Since sales generated by your unconsolidated joint ventures will ultimately not appear in your financial statements as part of total revenues, please revise the operating data section of your table on page 21 for each period presented to separately quantify the sales value of U.S. and Canada backlog associated with your unconsolidated joint ventures. Please also similarly revise your disclosures on the top of page 72 and elsewhere throughout your filing where appropriate.

Response to Comment 3

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 22, 74 and 81 of the Changed Pages of Amendment No. 4.

Dilution, page 60

4.	You disclosed that pro forma net tangible book value per share is determined by dividing TMHC’s pro forma tangible net worth by the aggregate number of shares of Class A common stock outstanding assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units. Please clarify and tell us how you determined the aggregate number of shares used in your calculation. Please also provide us with your calculation of the pro forma net tangible book value after the offering as well. Please clearly disclose how your pro forma net tangible book value amounts are derived both before and after the offering.

Response to Comment 4

The Company hereby advises the Staff that it determined the total number of outstanding shares prior to the initial public offering used in the calculation based on discussions with the Company’s underwriters relating to the pre-IPO valuation of the Company and the expected initial public offering price range for Class A common stock to be offered. Based on the mid-point of the IPO price range, the Company would have 112,784,964 total shares of common stock outstanding prior to this offering, which represents 98,498,964 shares of Class B common stock that will be held (together with corresponding New TMM Units) by the TPG and Oaktree Holding vehicles following this offering and 14,286,000 shares of Class B common stock (together with corresponding New TMM Units) to be acquired by the Company from the TPG and Oaktree holding vehicles with a portion of the net proceeds from this offering.

The Company has provided as Annex 1 of the Supplemental Material furnished herewith (the “Supplement”) a calculation of pro forma net tangible book value following the offering. In accordance with Rule 418 under the Securities Act of 1933, the Company hereby requests that the Staff return the Supplement to the Company following its review thereof.

The Company has also revised its disclosure in response to the Staff’s comment to clarify the assumptions used in the “Dilution” tables. Please see pages 61 and 62 of the Changed Pages of Amendment No. 4.

5.	In your table on page 60, please clarify for us how you determined the total consideration amount paid by your existing equityholders.

Response to Comment 5

The Company has revised its disclosure in response to the Staff’s comment to clarify how it determined the total consideration amount paid by existing equityholders, which deducts the amount of the net proceeds from this offering that will be used to purchase the 14,286,000 shares of the Company’s Class B common stock (and corresponding New TMM Units) from the TPG and Oaktree holding vehicles. Pease see page 62 of the Changed Pages of Amendment No. 4.

Unaudited Pro Forma Consolidated Financial Information, page 62

6.	On pages 19, 53, 62 and 75, you indicate that you will record a one-time non-cash charge relating to the exchange of Class J Units in TMM for Class J Units in the TPG and Oaktree holding vehicles. Please specifically disclose your basis for recording this adjustment and disclose how the related amount is calculated. Please specifically disclose the exchange ratio as well as the number of Class J Units described in Note 19 to the financial statements included elsewhere in your prospectus.

Response to Comment 6

The Company has revised its disclosure in response to the Staff’s comment. Please see page 69 of the Changed Pages of Amendment No. 4. The Company further advises the Staff that the estimated range for the charge previously provided to the Staff was lowered due to a refinement in assumptions provided in connection with a third party valuation.

7.	Regarding note (3) on page 21, you indicate that this represents Class A partnership interests in TMM. However, on page 20, note 3 refers to the basic weighted average number of “New TMM” Units outstanding. Please revise to consistently refer to either TMM or New TMM, as applicable.

Response to Comment 7

The Company has revised its disclosure in response to the Staff’s comment. Please see page 21 of the Changed Pages of Amendment No. 4.

8.

Regarding note (e) on page 23 and note (g) on page 65, you indicate that the $3.5 million adjustment represents non-cash compensation expense related to the vesting of equity awards, including stock options and shares of restricted stock, granted to certain members of management in connection with this offering. Please expand your disclosures to disclose how this amount is calculated including the methodology and assumptions used. Please also clarify whether this adjustment relates to the equity transactions discussed on page 167 under Looking Ahead: Post-IPO Compensation. If not, please tell us where you have included the disclosures that reference these equity awards including stock options and shares of restricted stock granted to certain members of management. Please help us reconcile these equity awards accordingly.

Response to Comment 8

The Company hereby advises the Staff that the adjustments set forth in note (e) on page 23 (now page 24) and note (g) on page 65 (now on page 66) represent the compensation expense related to the grant of 1,223,000 non-qualified stock options and 191,959 restricted stock units in connection with this offering. These issuances relate to the equity transactions discussed on page 171 of the Changed Pages of Amendment No. 4 but include grants that will be made to employees other than just the named executive officers described on such page. The Company has revised its disclosure in response to the Staff’s comment. Please see page 66 of the Changed Pages of Amendment No. 4.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 67

9.	Where multiple adjustments are affecting the same line item, please revise to present each adjustment separately.

Response to Comment 9

The Company has revised its disclosure in response to the Staff’s comment. Please see page 68 of the Changed Pages of Amendment No. 4.

Board Structure, page 148

10.	We re-issue comment seven of our letter dated February 26, 2013. You state that prior to the occurrence of a Triggering Event, vacancies on the Board of Directors may be filled by either the Board of Directors or the holders of a majority of the outstanding shares of common stock. Please clarify which of these two groups, the Board of Directors or shareholders, would determine who would fill a vacancy on the Board. If there is a protocol for determining which of these two groups would make the decision, please describe it.

Response to Comment 10

The Company has revised its disclosure in response to the Staff’s comment to clarify that a vacancy on the Board of Directors may be filled only by the Board of Directors. Please see page 152 of the Changed Pages of Amendment No. 4.

Looking Ahead: Post-IPO Compensation, page 166

11.	On page 167, you make reference to the exchange of Class M units, adjustment of phantom units and IPO equity grants that will occur in connection with this offering. Please tell us what consideration you gave to including the impact of these equity transactions in your pro forma financial statements. Please also consider the impact of vested and unvested equity transactions, as applicable. Please clarify whether these equity transactions are directly attributable to the reorganization transactions and offering transactions.

Response to Comment 11

The Company hereby advises the Staff that, as disclosed in the Changed Pages of Amendment No. 4, neither the Reorganization Transactions nor the initial public offering will result in any incremental or accelerated vesting of New TMM Units, equity interests in the TPG and Oaktree holding vehicles or equity awards made in connection with the initial public offering. New TMM Units issued in exchange for time-vesting Class M Units of TMM and equity interests issued by the TPG and Oaktree holding vehicles in exchange for performance-vesting Class M Units, in each case as a result of the Reorganization Transactions, will continue to vest on the schedule applicable to the Class M Units being exchanged. No equity awards granted in connection with this offering will vest in connection with this offering. Accordingly, the vested and unvested equity transactions in the Reorganization Transactions did not impact the Company’s pro forma financial statements because the fair value of awards immediately before the exchange is expected to be the same as immediately after the exchange. The Company has included an adjustment to its pro forma income statement relating to the compensation expense related to the grant of 1,223,000 non-qualified stock options and 191,959 restricted stock units in connection with this offering. See note (g) to page 66 in the Changed Pages of Amendment No. 4.

Exchange of Class M Units, page 167

12.	We note your statement that outstanding Class M Units in TMM subject only to time-based vesting conditions and Class M Units subject to performance-based vesting conditions will be converted into an amount of vested and unvested New TMM Units. Please disclose what amount of these currently unvested units will be converted to vested units, and any criteria that may be applied in determining whether an unvested Class M Unit will be converted into a vested New TMM Unit. Please also explain the manner in which unvested New TMM Units will be entitled to vote.

Response to Comment 12

The Company has revised its disclosure in response to the Staff’s comment. Please see page 171 of the Changed Pages of Amendment No. 4.

Principal Stockholders, page 190

13.	In the chart on page 191 you indicate that your executive officers do not and will not hold any stock needed to be reported in this table. However, you indicate elsewhere that management will directly hold 1.3% of the New TMM Units. Footnote 6 indicates that this table includes vested New TMM Units and an equal amount of shares of Class B common stock, but no ownership of New TMM Units is presented for any of the executive officers or directors.

Response to Comment 13

The Company has revised its disclosure in response to the Staff’s comment. Please see pages 195-197 of the Changed Pages of Amendment No. 4.

Purchase of New TMM Units from the Principal Equityholders and Certain Members of Our Management, page 197

14.	Please supplementally explain to us why you present the amount of cash proceeds that your executive officers and directors will receive from the purchase by you of New TMM Units and Class B common stock with the proceeds from this offering as a whole, rather than identifying the individuals and the amount that each will be receiving. In addition, please inform us of when the information in this table will be presented, as it does not appear in the correspondence filed March 8, 2013. Please refer to Item 404 of Regulation S-K.

Response to Comment 14

The Company has revised its disclosure in response to the Staff’s comment to provide the detail by individual. Please see page 202 of the Changed Pages of Amendment No. 4.

Summary of Significant Accounting Policies, page F-12

15.	We note that on page F-13 you indicate that the fair value of acquired intangible assets was determined based on valuations performed by independent valuation specialists using the income approach. Please tell what consideration you have given to filing appropriate consents under Rule 436 of Regulation C. Please see Interpretation 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response to Comment 15

The Company has revised its disclosure in response to the Staff’s comment to remove the reference to an independent valuation specialist. Please see page F-13 of the Changed Pages of Amendment No. 4.

Capitalized Interest, page F-19

16.	Please revise your capitalized interest accounting policy to explain the circumstances under which you would not capitalize interest costs to inventory. For example, we note that interest expense for the year ended December 31, 2010 was significantly higher than the other periods presented in your financial statements and thus it appears that at least a portion of your interest expense was not capitalized during that period. Please also revise your disclosure to clarify if the amount of interest incurred during each period presented was the same as the amount of interest capitalized. If the amounts are not the same, please revise to disclose the total amount of interest cost incurred during the period and the amount thereof that has been capitalized. Refer to ASC 835-20-50-1.

Response to Comment 16

The Company has revised its disclosure in response to the Staff’s comment. Please see page F-20 of Amendment No. 4.

Income Taxes, page F-19

17.	The $334.6 million reduction to your deferred tax asset valuation allowance represents a significant component of your net income of $430.8 million for the year ended December 31, 2012. Please enhance your disclosures to explain in further detail your consideration of ASC 740-10-30-16 through 30-25 in determining that as of December 31, 2012, it was more likely than not that these deferred tax assets are realizable. In particular, please address the following:

A.	Please disclose the amount of pre-tax income you need to generate to realize these deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your real estate inventory for impairment and any other assessment of your tangible and intangible assets for impairment;

Response to Comment 17 A.

In response to the Staff’s comment, the Company has revised its disclosure to disclose the amount of pre-tax income it would need to generate to realize the deferred tax assets and to provide additional detail on the rationale leading to the Company’s belief that the realization of the deferred tax assets are more likely than not. Please see pages 92, 114 and F-35 of the Changed Pages of Amendment No. 4.

During the year ended December 31, 2012, the Company concluded that it was more likely than not that its deferred tax assets would be utilized. This conclusion was based on a detailed evaluation of all relevant evidence, both positive and negative. The positive evidence included factors such as cumulative U.S. pretax book income over the three-year period ended December 31, 2012.

The Company’s net deferred tax assets as of December 31, 2012 was $274.7 million and consisted of:

•	$77 million of federal and state net operating losses that will be generally be used ratably over a period of up to 19 years due to limitations on prior ownership changes; and

•

$197.7 of other deferred items (i.e., inventory impairment, expense accruals, provisions for liabilities, and miscellaneous other items) that may be utilized more quickly as their realization is tied to the disposition of the underlying unique real estate assets, recognition of accruals or other factors.

In order to utilize $274.7 million in net deferred tax assets the company must generate at least approximately $713.5 million of pretax income (approximately $35.8 million per year over 20 years) assuming a tax rate of 38.5%, the timing of which is dependent upon an appropriate amount earned each year to ensure the built in losses and net operating losses would be utilized as estimated. This amount is considered achievable by the Company based on its recent earnings and forecasts.

The Company believes there is sufficient evidence of a sustained long-term recovery in the housing markets in which the Company operated in the period leading up to December 31, 2012. For example, several of the Company’s key metrics improved during 2012 including but not limited to a 46% increase in U.S. home orders as well as a 176% increase in U.S. backlog dollar value. The 2012 improvement is in line or exceeds the average of the Company’s peer companies. In addition, the Company further believes these same housing market conditions will continue into the foreseeable future. For the first two months of 2013, new orders in the U.S. have increased 71% while U.S. backlog dollars has increased 218%. This analysis was not inconsistent with the anticipated future trends used by the Company in estimating the fair value of its real estate inventory for impairment and any other assessment of its tangible and intangible assets for impairment.

The Company believes that minimal negative evidence exists that would prevent utilizing these deferred tax assets. The key risk is a decline in the overall housing market, which is not anticipated by the Company nor housing industry experts. The Company’s belief is further supported by the actions of its peer companies; seven of ten homebuilding peer companies reduced their respective deferred tax assets valuation allowances during 2012.

B.	If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Response to Comment 17 B.

The Company hereby advises the Staff that it is not relying on specific tax-planning strategies related to the use of its deferred tax assets. Instead, the Company anticipates the utilization of the deferred tax assets will be based on pretax income generated from normal operating activities.

Capital Structure, page F-50

18.	On page F-50, you disclosed that certain members of management contributed approximately $3.3 million in equity. You also disclosed that as part of the new equity issuance, certain members of management were given the opportunity to purchase additional Class A Units. Please confirm whether the members of management that were given the opportunity to purchase additional Class A Units were the same individuals that contributed $3.3 million in equity.

Response to Comment 18

The Company hereby confirms to the Staff that the same members of management who were given the opportunity to purchase additional Class A Units were the same individuals who contributed $3.3 million in equity as disclosed in page F-50. The Company has revised its disclosure on p. F-52 to clarify that though the offer was open to the same members of management, only certain members of their group elected to purchase additional Class A Units. Please see page F-52 of the Changed Pages of Amendment No. 4.

Equity-based Compensation – Fair Value, page F-54

19.	You indicate that periodic valuations were performed in order to properly recognize equity-based compensation expense in your statements of operations. Please provide us an analysis of all equity issuances since April 1, 2012, including any planned issuances.

A.	For each transaction,

•	identify the parties, including any related parties;

•	the nature of the consideration;

•	the fair value and your basis for determining the fair value.

•	indicate whether the fair value was contemporaneous or retrospective;

•	to the extent applicable, reconcile the fair values you used for equity transactions to the Pre-IPO fair value.”

Response to Comment 19 A.

•	identify the parties, including any related parties;

A list of the individuals holding Class M Units and the timing of their Class M Unit awards is attached as Annex 2 to the Supplement. Since April 1, 2012, the Company has made three issuances of Class M Unit awards, as described in Footnote 19 of the audited financial statements included in the Registration Statement. Issuances of these awards were made to 37 employees, including our executive officers, and two board members totaling 9,805,000 Class M Units.

•	the nature of the consideration;

All Class M Units of TMM represent cash amounts that are payable to the holder in respect of the appreciation of Class A Units of TMM above a pre-determined value. The Company recognized compensation expense in general and administrative expense in the quarter in which each grant occurred, based on the grant date value, using standard methodologies in accordance with applicable guidance. As discussed further below, all exchanges of Class M Units for New TMM Units (which New TMM Units will be convertible into shares of TMHC’s Class A common stock on a one-for-one basis) will occur based on the price per share of TMHC’s Class A common stock, less underwriters’ discounts, and therefore will not result in any additional compensation expense. Furthermore, all Class M Units that are not exchanged for New TMM Units will be exchanged on a one-for-one basis for substantially identical units in the TPG and Oaktree holding vehicles, and therefore that exchange also will not result in any additional compensation expense.

The Class M Units were issued as long-term incentive compensation to the employees, including the Company’s executive officers, and independent board members for their continued service and enticement into the maximization of Company performance. Approximately 7,346,429 of the 9,805,000 Class M Units that have been awarded since April 1, 2012 are time-vesting, vesting ratably in annual installments over the five years after the grant date. The remaining 2,458,571 Class M Units are performance-vesting.

In connection with the Reorganization Transactions, all time-vesting Class M Units will be exchanged into New TMM Units (which New TMM Units are, in turn, exchangeable for shares of TMHC’s Class A common stock on a one-for-one basis). The number of New TMM Units issued in exchange for each time-vesting Class M Unit will be based on a hypothetical cash distribution by TMM of the Company’s pre-IPO value to the holders of Class M Units, divided by the price per share of TMHC’s Class A common stock, less underwriters’ discounts. The vesting schedule of the New TMM Units will be identical to the vesting schedule for the corresponding Class M Units that were exchanged. Effectively, the value of each time-vesting Class M Unit is being exchanged into New TMM Units at the net IPO valuation.

All performance-vesting M Units will be exchanged on a one-for-one basis for new equity interests of each of the TPG and Oaktree holding vehicles, with legal, vesting and economic terms that are substantially the same as those of the Class M Units being surrendered for exchange.

As a result, no additional compensation expense will be recognized in connection with any of the exchange transactions that will occur in the Reorganization Transactions.

•	the fair value and your basis for determining the fair value.

The Company determined the fair value of the Class M Unit awards at each grant date using two standard methodologies, in accordance with applicable guidance: (1) Market Approach using the Guideline Public Company method; and (2) the Income Approach, which are consistent with valuing closely held business interests. The resulting values were validated by an independent outside consultant and then were then averaged with equal weighting to arrive at a blended result, which was used to determine the fair value of the Company’s equity and the estimated fair value of the Class M Unit awards at such grant date. The grant date used was the date of the relevant award agreement. The two methodologies are detailed below:

Market Approach – Guideline Public Company method: This method involves identifying and selecting publicly traded companies with financial and operating characteristics similar to the company being valued. The Company operates within an industry that includes several publicly traded peer companies of which pricing data is available.

The Company selected ten (10) publicly traded home builders, with pricing data readily available, as the peer set. The peer companies (the “Peer Set”) include: Beazer Homes; DR Horton; K. Hovnanian; KB Homes; Lennar; M/I Homes; Meritage; Pulte Group; Ryland; and Standard Pacific. The Company obtained the book value of invested capital multiple of each peer company that most nearly coincided with the relevant grant date. The Company believes the multiples of book value of invested capital were the most meaningful and most reliable after considering evidence that revenue and EBITDA multiples were not reliable indicators of fair value due to (1) the recent sustained downturn in the homebuilding industry and (2) the recovery that has recently been experienced across the industry, which impacted the valuation multiples, and which collectively have made market based metrics volatile.

Income Approach: This method is based on discounted cash flow method using the invested capital (i.e., debt-free) method. This method utilizes the cash flow to all investors, both debt and equity holders, to derive an enterprise value. The cash flows available are detailed estimates of debt free cash flows for a specified number of years where a terminal year value is calculated reflecting the value of the Company at the end of the discrete cash flow period. The cash flow period and terminal year value are then discounted to present value using a discount rate. This calculation was derived from the following formula:

WACC =	(ke x We) + (kd x [1-t] x Wd)

WACC =	the weighted average cost of capital
ke =	the Company’s cost of equity capital, which is based on the cost of equity capital of the Peer Set
We =	the percentage of equity capital in the capital structure
kd =	the Company’s cost of debt capital
t =	the Company’s effective tax rate
Wd =	the percentage of debt capital in the capital structure.

After calculating the Company’s discount rate, an expected cash flow growth rate is subtracted to arrive at a capitalization rate to apply to the Company’s terminal cash flow. These rates are applied to future debt-free cash flows to derive an enterprise value.

The results of the valuations are summarized in the following table:

	Grant Date
	6/29/12	10/15/2012	12/7/12
Granted M units	6,380,000	1,500,00	1,475,000
Financial statement date	06/30/12	9/30/12	11/30/12
Market approach
Peer Set multiple	1.18	1.22 (1)	1.18
Calculated TM enterprise value	$2.2B	$2.5B	$2.4B
Income approach
WACC rate	10.3%	10.0%	10.0%
Growth rate	4.0%	4.0%	5.0%
Capitalized ratio	6.3%	6.0%	5.0%
Calculated TM enterprise value	$2.0B	$2.2B	$2.1B
Results
Average enterprise value	$2.1B (2)	$2.3B (3)	$2.3B (4)
Average fair value of equity	$1.4B	$1.5B	$1.4B
Expense – Class M time-vesting per unit	$0.64	$0.81	$0.65
Expense – Class M performance-vesting per unit	$0.55	$0.53	$0.45
Total 2012 compensation expense(5)	$0.3M	$0.02M	$0.01M

(1)	The median of the multiple of book value of invested capital for the Peer Set was 1.35; however, a downward adjustment of 10.0% was applied to bring the multiple of book value of invested capital down to 1.22 for the Company. The reasons for the adjustment are discussed in more detail below in the Company’s discussion of its use of the Market Approach.
(2)	Includes$707M in debt.
(3)	Includes $871.2M in debt.
(4)	Includes $861.1M in debt.
(5)	Recorded in general and administrative expense in the 2012 Consolidated Statement of Operations

The compensation expense was calculated by a third party specialist based on an option pricing model using a Black-Scholes methodology with the following assumptions:

	Grant Date
	6/29/12	10/15/12	12/7/12
Volatility	50%	45%	45%
Risk-free rate	0.6%	0.6%	0.6%
Expected life – private (years)	4.5	4.5	4.3
Expected life – IPO/public (years)	1.0	0.5	0.3
Discount for lack of marketability	30%	20%	20%

The volatility was based on that of the Peer Set at the time. The risk-free rate was based on U.S. Treasuries with a term most similar to the term of the units granted. The expected life of the unit was calculated by applying an equal weighting to both an expected life of the unit assuming the Company remains a private company and the expected life of the unit assuming the Company becomes a public company. The discount for lack of marketability was based on both quantitative and qualitative factors. The quantitative factors included:

•	Longstaff regression analysis (with lookback option);

•	European protective put options;

•	Asian protective put model (“GARP M”); and

•	Asian protective put model (“AASPM”).

The qualitative factors were assessed by the third party specialist including the industry performance and general market conditions. Improvement in the protective put models as well as industry performance resulted in a reduction in the discount for lack of marketability in October 2012.

•	Indicate whether the fair value was contemporaneous or retrospective;

The valuations were based on the closest practicable date of available financial statements and were completed during the accounting period of the grant date to record the compensation expense in such accounting period.

•	To the extent applicable, reconcile the fair values you used for equity transactions to the Pre-IPO fair value.

The fair values used for the equity transactions are as follows:

Grant Date
	6/29/12	10/15/12	12/7/12
Market approach	$2.16B	$2.49B	$2.39B
Income approach	$1.99B	$2.20B	$2.14B
Average enterprise value	$2.08B	$2.34B	$2.27B

Less debt	$0.7B	$0.8B	$0.8B
Fair value of equity	$1.4B	$1.5B	$1.4B

The assumptions used in the market and income approach were as follows:

Market approach

	Grant Date
	6/29/12	10/15/12	12/7/12
Peer set median BV of invested capital multiple	1.18	1.35	1.18
Adjustment to the Company	0%	-10%	0%
Adjusted multiple	1.18	1.22	1.18

The 10% negative adjustment to the Company’s valuation for the October 15, 2012 grant date was due to the following factors:

•	The Company was moderately smaller than the others in the Peer Set and was therefore thought to be less well-positioned to capitalize on the early stages of the housing industry recovery;

•

The Company was also not as geographically diverse as many of the other members of the Peer Set and was therefore thought to be not as well-positioned to capitalize on the recovery, which, at the time was not as broadly-based (from a geographic standpoint) as it eventually became in later stages; and

•

The Company’s equity value was not encumbered by the accumulated losses since the housing industry downturn because of the application of purchase accounting from the July 2011 Acquisition, so it was yet not appropriate to fully apply the Peer Set’s multiples to the Company’s equity value, since the Peer Set’s equity values did reflect such accumulated losses.

The adjustment was not made with respect to the June 29, 2012 grant date because the Company was not certain at that time that a housing industry recovery had actually begun, and all of the reasons for the adjustment were related to the recovery that was underway as of October 15, 2012 grant date.

The adjustment was removed with respect to the December 7, 2012 grant date valuation because (i) the Company had determined to try to access the public equity markets and made its initial filing of the Company’s registration statement on Form S-1 on December 5, 2012 and (ii) the Company saw increasing evidence that the housing industry recovery was positively affecting its U.S. geographic markets.

Income Approach

	Grant Date
	6/29/12	10/15/12	12/7/12
Growth rate of earnings	4.0%	4.0%	5.0%
Growth rate of operating margins	4.0%	4.0%	5.0%
Weighted average cost of capital	10.3%	10.0%	10.0%

The growth rate of earnings was based on the Company’s then long-term sustainable earnings growth prospects, including an adjustment for potentially higher growth over the next several years. The growth rate of operating margins was similarly based on the growth rate of earnings as revenue and costs were assumed to grow at consistent rates. The Company believes the most appropriate rate determined for a debt-free cash flow model is weighted cost of capital, which was derived through a calculation based on the expected return from the Company’s capital structure, required yield on the Company’s equity and the required yield on the Company’s interest bearing debt.

The enterprise value was derived from the above methodologies. The fair value was obtained by reducing the enterprise value by the outstanding debt.

Grant Date	Multiple	Enterprise Value	Debt	Fair Value
6/29/12	1.18	$2.1B	$0.7B	$1.4B
10/15/12	1.22	$2.3B	$0.8B	$1.5B
12/7/12	1.18	$2.3B	$0.8B	$1.4B
Pre-money	2.12	$2.6B	$0.8B	$1.8B

The Company’s enterprise value was largely flat from the June 29, 2012 grant date to the October 15, 2012 grant date. While there were initial signs of a housing industry recovery that developed between the two grant dates, the Company believed it was premature to take account of such a recovery. The homebuilding industry had previously experienced a number of “false starts” in the recovery in the previous years, and there was some continued uncertainty in the prospects of the housing industry due to economic instability in the European Union and uncertainty with respect to the U.S. presidential election, resulting in substantial volatility in equity valuations among the Peer Set. Also, as discussed above, the Company was moderately smaller than the others in the Peer Set, and the Company was also not as geographically diverse as many of the other members of the Peer Set and therefore was thought to be not as well-positioned to capitalize on the recovery, at the time.

The Company’s enterprise value continued to be flat from the October 15, 2012 grant date to the December 7, 2012 grant date. While the housing industry recovery had continued somewhat, the equity multiples of the Peer Set had slightly retrenched. The Company also took into account the significant uncertainty that impacted the U.S. economy during the fourth quarter. Uncertainty with respect to the “fiscal cliff” and softness in retail sales, employment levels and other macroeconomic indicators tempered the Company’s valuation estimates for the December 7, 2012 grant date.

The Company’s fair value has increased by approximately 28.5% from the November 30, 2012 level used for the December 7, 2012 grant to the pre-IPO level (from $1.4 billion to $1.8 billion) due to a number of factors, including:

•	The Peer Set’s equity valuation improved by approximately 29% from November 30, 2012 to February 28, 2013;

•

The Company completed its acquisition of Darling Homes on December 31, 2012, giving the Company a strong presence in the Dallas market and expanded its presence in the Houston market, providing additional assets on the Company’s balance sheet and additional opportunities for growth;

•	The U.S. housing industry recovery has continued to strengthen, particularly in the Company’s U.S. geographic markets;

•

The Company had significant backlog as of December 31, 2012 (4,112 homes sold but not closed, including 909 homes in unconsolidated joint ventures, with an associated backlog sales value of approximately $1.4 billion), which represents the first time since the beginning of the housing industry downturn that the Company has had significant backlog entering its first quarter;

•	The avoidance of the “fiscal cliff” at the end of 2012 and the lack of material macroeconomic consequences from the “sequester”; and

•	Continued strong performance by the Company during the first quarter of 2013.

B.	For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value;

Response to Comment 19 B.

The Company hereby advises the Staff that there were no equity transactions since April 1, 2012 for which the Board of Directors estimated the fair value.

C.	Please also discuss your business enterprise valuations and how the significant factors listed on page F-55 impacted your valuations. Please provide enough information to explain the increase in your business enterprise valuations during 2012 and right up to your Pre-IPO business enterprise valuation.

Response to Comment 19 C.

Please see the response to comment 19 A above. Please also see clarifying revisions to pages F-55 and F-56 of the Changed Pages of Amendment No. 4.

* * * *

18

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025, Lawrence G. Wee at (212) 373-3052 or Benjamin A. Aronovitch at (212) 373-3575.

Sincerely,

/s/ John C. Kennedy John C. Kennedy, Esq.

cc:	Darrell C. Sherman, Esq.
Taylor Morrison Home Corporation

William J. Whelan III, Esq.
Cravath, Swaine & Moore LLP

Julie H. Jones, Esq.
Ropes & Gray LLP

19

As filed with the Securities and Exchange Commission on March 21, 2013

Registration No. 333-185269

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Taylor Morrison Home Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1531	90-0907433
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Darrell C. Sherman, Esq.

Vice President and General Counsel

4900 N. Scottsdale Road, Suite 2000

Scottsdale, AZ 85251

(480) 840-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq. Lawrence G. Wee, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Julie H. Jones, Esq. Ropes & Gray LLP The Prudential Tower 800 Boylston Street Boston, MA 02199 (617) 951-7000	William J. Whelan III, Esq. Joseph D. Zavaglia, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019-7475 (212) 474-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(2)(3)
Class A common stock, par value $0.00001 per share	27,381,500	$22.00	$602,393,000	$82,166

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(2)	Includes 3,571,500 shares of Class A common stock which the underwriters have the right to purchase to cover over-allotments, if any.
(3)	$68,200 of this amount was previously paid

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated                      , 2013

23,810,000 Shares

Taylor Morrison Home Corporation

CLASS A COMMON STOCK

Taylor Morrison Home Corporation, which we refer to in this prospectus as “TMHC,” is offering 23,810,000 shares of its Class A common stock. This is our initial public offering and no public market exists for our shares. We anticipate that the initial public offering price will be between $20.00 and $22.00 per share.

We have been approved to list the Class A common stock on the New York Stock Exchange under the symbol “TMHC,” subject to official notice of issuance.

After the completion of this offering, our Principal Equityholders (as defined in this prospectus) will own a majority of the combined voting power of our common stock, will have the ability to elect a majority of our board of directors and will have substantial influence over our governance.

Investing in the Class A common stock involves risks. See “Risk Factors” beginning on page 25.

PRICE $         PER SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)
Per Share	$	$	$
Total	$	$	$

(1)	We intend to use approximately $282.0 million of the proceeds to purchase a portion of the existing investments of the Principal Equityholders and other equityholders in our company.

TMHC has granted the underwriters the right to purchase an additional 3,571,500 shares of Class A common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on                     , 2013.

Credit Suisse	Citigroup

Deutsche Bank Securities	Goldman, Sachs & Co.	J.P. Morgan	Zelman Partners LLC

Prospectus dated                     , 2013

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus or any free writing prospectus prepared by us or on our behalf. We are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Trademarks

This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

i

The Reorganization Transactions

Prior to this offering and the Reorganization Transactions, our business and operations were conducted by subsidiaries of TMM. In the Reorganization Transactions, the existing holders of limited partnership interests in TMM, including the Principal Equityholders (as described below) and certain members of our management and our board, will, through a series of transactions, contribute their limited partnership interests in TMM to a new limited partnership, TMM Holdings II Limited Partnership, formed under the laws of the Cayman Islands (“New TMM”) such that TMM and the general partner of TMM will become wholly-owned subsidiaries of New TMM. TMHC will, through a series of transactions, become the sole owner of the general partner of New TMM, and TMHC will use the net cash proceeds received in this offering to purchase common partnership units in New TMM (“New TMM Units”).

Immediately prior to the Reorganization Transactions, partnership interests in TMM were divided into three categories of units: Class A Units, Class J Units and Class M Units. The Principal Equityholders and certain members of our management and our board held all of the Class A Units. Affiliates of JH Investments Inc., one of the Principal Equityholders, held all of the Class J Units. Certain members of our management and our board held all of the Class M Units. Holders of the Class J Units and Class M Units were not entitled to receive distributions unless specified return thresholds were met and all capital contributed to TMM by holders of Class A Units has been returned. Class M Units were issued as long-term incentive compensation for members of our management and our board and were subject to time-vesting or performance-vesting.

In the Reorganization Transactions:

•	TPG and Oaktree will each form a holding vehicle;

•

Our Principal Equityholders, members of our management and our board will directly or indirectly exchange all of their respective Class A Units, Class J Units and performance-vesting Class M Units in TMM on a one-for-one basis for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially the same as the Class A Units, Class J Units and performance-vesting Class M Units in TMM surrendered for exchange;

•

Members of our management and our board will exchange all of their time-vesting Class M Units in TMM for New TMM Units with terms that are substantially the same as those of the Class M Units surrendered for exchange;

•

The vesting terms of the equity interests in the TPG and Oaktree holding vehicles and New TMM Units received by members of our management and our board will be identical to the current vesting terms of the Class M Units of TMM prior to their exchange. No equity interests in the TPG and Oaktree holding vehicles or New TMM Units will vest as a result of the completion of this offering;

•	New TMM will directly or indirectly acquire all of the Class A Units, Class J Units and Class M Units outstanding prior to the Reorganization Transactions; and

•	The TPG and Oaktree holding vehicles will directly or indirectly acquire New TMM Units.

Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC, the TPG and Oaktree holding vehicles and certain members of our management and our board. The number of New TMM Units issued to each of the TPG and Oaktree holding vehicles and members of our management and our board as described above will be determined using the same methodology and based on a hypothetical cash distribution by TMM of our pre-IPO value to the holders of Class A Units, Class J Units and Class M Units of TMM and the price per share paid by the underwriters for shares of our Class A common stock in this offering.

11

The TPG and Oaktree holding vehicles and members of our management and our board will also be issued a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each will receive.

Following the Reorganization Transactions, this offering and the application of the net proceeds therefrom, TMHC will indirectly hold 19.5% of the New TMM Units, the TPG and Oaktree holding vehicles will each hold an aggregate of 39.5% of the New TMM Units and members of our management and our board will directly hold an aggregate of 1.5% of the New TMM Units (in each case based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

TMHC will control the sole general partner of New TMM, which will control TMM. TMHC will directly or indirectly control the business and affairs of New TMM, TMM and its subsidiaries. TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries, and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the entitlement of the holders of New TMM Units (other than TMHC) to a portion of New TMM’s net income (loss). See “Organizational Structure” for further details.

In connection with the Reorganization Transactions, TMHC will amend and restate its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock. Shares of Class A common stock and Class B common stock, which we collectively refer to as “common stock,” will generally vote together as a single class on all matters submitted to stockholders. The Class B common stock will not entitle its holders to any of the economic rights (including rights to dividends and distributions upon liquidation) that will be provided to holders of Class A common stock. The total voting power of the outstanding Class A common stock will be proportional to the percentage of New TMM Units held by TMHC, and the total voting power of the outstanding Class B common stock will be equal to the remaining percentage of New TMM Units not held by TMHC. New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management and our board described above together with a corresponding number of Class B shares of common stock of TMHC may be exchanged for shares of Class A common stock of TMHC on a one-for-one basis, subject to certain adjustments and according to the terms of the Exchange Agreement to which TMHC, New TMM, the TPG and Oaktree holding vehicles and certain members of our management and our board will be a party upon completion of this offering.

12

Post-Reorganization Structure

The following chart summarizes our legal entity structure following the Reorganization Transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $21.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:

See “Organizational Structure,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock” for more information on the Exchange Agreement and the rights associated with our common stock and the New TMM Units.

13

Acquisition by the Principal Equityholders and Financing Transactions

Affiliates of the Principal Equityholders formed TMM in March 2011, and on July 13, 2011, TMM acquired Taylor Woodrow Holdings (USA), Inc. (now known as Taylor Morrison Communities, Inc. or “TMC”) and Monarch Corporation (together with TMC, the “Operating Subsidiaries”) from Taylor Wimpey plc for aggregate cash consideration of approximately $1.2 billion. TMC is currently held indirectly by TMM via Taylor Morrison Holdings. We refer to this transaction as the “Acquisition.” To fund a portion of the consideration for the Acquisition, the Principal Equityholders contributed an aggregate of $620.3 million in cash to TMM in exchange for the issuance to them of limited partner interests in TMM (the “Equity Contribution”).

Concurrently with the Equity Contribution and to finance the remaining portion of the consideration for the Acquisition, the Operating Subsidiaries entered into a $625.0 million senior unsecured credit facility with affiliates of TPG and Oaktree, consisting of a $500.0 million bridge loan facility and a $125.0 million incremental bridge loan facility (collectively, the “Sponsor Loan”). In August 2011, we repaid the $125.0 million incremental bridge loan facility. Concurrently with the Acquisition, the Operating Subsidiaries also entered into the Revolving Credit Facility with a syndicate of third party banks and financial institutions, with an aggregate committed principal amount of $75.0 million. On August 15, 2012, we utilized the $50.0 million incremental facility feature under the Revolving Credit Facility to increase the revolving credit commitments from $75.0 million to $125.0 million. On December 27, 2012, we further amended the Revolving Credit Facility to provide for $225.0 million in aggregate revolving credit commitments.

On April 13, 2012, TMC and Monarch Communities completed an offering of $550.0 million aggregate principal amount of 7.750% senior notes due 2020. We used a portion of the net proceeds from the offering of the senior notes to repay $350.0 million of the then outstanding Sponsor Loan. The affiliates of TPG and Oaktree who were lenders under the Sponsor Loan caused the then remaining $150.0 million of the Sponsor Loan to be acquired by a subsidiary of TMM, and affiliates of TPG and Oaktree acquired an additional $150.0 million of limited partnership interests in TMM (the “Sponsor Loan Contribution”). On August 21, 2012, we completed the offering of an additional $125.0 million aggregate principal amount of 7.750% senior notes due 2020 at an issue price of 105.5%.

We refer to the Acquisition, the Sponsor Loan Contribution, the initial entry into the Revolving Credit Facility (and its subsequent amendment and extension), the two offerings of our senior notes and the use of proceeds from those transactions as the “Acquisition and Financing Transactions.”

Recent Developments

Selected 2013 Operations Data

Based on currently available information, we believe our U.S. net sales orders for the two months ended February 28, 2013 totaled 888 homes, representing a 71% increase as compared to the same period in 2012. We believe our consolidated net sales orders totaled 976 homes for the two months ended February 28, 2013, representing a 47% increase as compared to the same period in 2012. We estimate that we had 498 home closings in the United States for the two months ended February 28, 2013, an 84% increase over the same period in 2012, and 539 home closings on a consolidated basis, a 40% increase over the same period in 2012.

Also based on currently available information, we believe that our U.S. backlog of homes sold but not closed as of February 28, 2013 increased by 128% as compared to our U.S. backlog of 2,254 homes sold but not closed as of February 28, 2012. We believe our consolidated backlog was 4,547 homes as of February 28, 2013, a 31% increase over our consolidated backlog as of February 28, 2012. We believe that the sales value of our U.S. backlog increased by 218% to $895.9 million and that the value of our consolidated backlog increased by 117% to $1.6 billion, each from February 28, 2012 to February 28, 2013.

15

The preliminary financial and other data set forth in this section has been prepared by, and is the responsibility of, our management. The foregoing information and estimates have not been compiled or examined by our independent auditors nor have our independent auditors performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. In addition, the foregoing information and estimates are subject to revision as we prepare our financial statements and other disclosures as of and for the three months ending March 31, 2013, including all disclosures required by U.S. GAAP. Because we have not completed our normal quarterly closing and review procedures for the three months ending March 31, 2013, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three months ending March 31, 2013 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with U.S. GAAP or as a measure of performance. In addition, these estimated results of operations and other data are not necessarily indicative of the results to be achieved for the full quarter ending March 31, 2013 or any future period. See “Special Note Regarding Forward-looking Statements.”

Acquisition of Darling Homes

On December 31, 2012, Taylor Morrison, Inc., through its subsidiary Darling Homes of Texas, LLC, acquired the assets of Darling Interests, Inc. (“Darling”), a Texas-based homebuilder. Darling builds homes under the Darling Homes brand for move-up buyers in approximately 24 communities in the Dallas-Fort Worth Metroplex and 20 communities in the Greater Houston Area markets. Darling is a well-established builder whose products complement our existing product lines in Texas. We believe the acquisition of Darling has given us a strong presence in the Dallas homebuilding market and will expand our current operations in Houston.

The consideration for the acquisition of the Darling assets included an initial cash payment of $115.0 million, which is subject to post-closing adjustment under certain circumstances. A portion of this amount was financed by $50.0 million of borrowings under our Revolving Credit Facility. Approximately $26.0 million of additional consideration for the acquisition was financed by the sellers. Subsequent payments of up to an aggregate of $50.0 million, plus 5% of any cumulative EBIT (or earnings before interest and taxes) attributable to the acquired assets above $229.5 million over the four year period following December 31, 2012, may be made to the sellers pursuant to an earn-out arrangement. Darling generated revenues of $181.9 million and $261.4 million, and closed 409 and 624 homes, for the years ended December 31, 2011 and 2012, respectively.

Amendment to Revolving Credit Facility

In connection with this offering, we intend to amend and restate the Revolving Credit Facility in order to convert the Revolving Credit Facility into an unsecured facility and increase the aggregate amount of commitments under the Revolving Credit Facility to $400.0 million, of which $200.0 million would be available for letters of credit. We also expect the amendment will permit us to increase the Revolving Credit Facility by up to an additional $200.0 million through an incremental facility. We expect that the amended and restated Revolving Credit Facility will permit us to borrow up to the full commitment amount under the Revolving Credit Facility unless the capitalization ratio as of the most recently ended fiscal quarter exceeds 0.55 to 1.00, in which case borrowing availability under the Revolving Credit Facility will be measured by reference to a borrowing base formula to be calculated quarterly. The amendment will also extend the maturity date of the facility to March 2017. The amended and restated Revolving Credit Facility may include certain financial and restrictive covenants similar to those currently in place, including covenants to maintain net worth and capitalization ratios and to restrict distributions and the incurrence of liens. See “Description of Certain Indebtedness—Revolving Credit Facility.” There can be no assurance that we will successfully amend and restate the Revolving Credit Facility on these terms or at all.

16

THE OFFERING

Issuer	Taylor Morrison Home Corporation.

Class A common stock offered	23,810,000 shares.

Class A common stock to be outstanding after this offering and use of proceeds therefrom	23,810,000 shares.

Class B common stock to be outstanding after this offering and use of proceeds therefrom	98,498,964 shares. Each share of our Class B common stock will have one vote on all matters submitted to a vote of stockholders but will have no economic rights (including no rights to dividends or distributions upon liquidation). Shares of our Class B common stock will be issued to the TPG and Oaktree holding vehicles and certain members of our management and our board in an amount equal to the number of New TMM Units held by these holding vehicles and certain members of our management and our board. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management and our board. See “Description of Capital Stock.”

Voting rights	One vote per share; Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders. See “Description of Capital Stock.”

Exchange	New TMM Units (along with a corresponding number of shares of our Class B common stock) held by the TPG and Oaktree holding vehicles and certain members or our management may be exchanged at any time for shares of our Class A common stock on a one-for-one basis, subject to customary exchange rate adjustments for stock splits, stock dividends and reclassifications. When a New TMM Unit and the corresponding share of our Class B common stock are exchanged by a limited partner of New TMM for a share of Class A common stock, the corresponding share of our Class B common stock will be canceled.

Over-allotment option	We have granted to the underwriters an option to purchase up to 3,571,500 additional shares of Class A common stock from us at the initial public offering price (less underwriting discounts and commissions) to cover over-allotments, if any, for a period of 30 days from the date of this prospectus.

Use of proceeds

We estimate that the net proceeds from the sale of our Class A common stock in this offering before the payment of expenses will be approximately $470.0 million ($540.5 million if the underwriters exercise their over-allotment option in full) based on an assumed initial public offering price of $21.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). TMHC will use $195.0 million of the net proceeds of this offering to acquire New TMM Units from New TMM. New TMM will contribute such net proceeds to its subsidiaries. New TMM’s subsidiaries intend to use such proceeds to redeem $181.0 million aggregate principal amount of our senior notes. TMHC intends to use the remaining $275.0 million of proceeds from this offering, together with $7.0 million of cash on hand, to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management. To the extent that the underwriters’ over-allotment option is exercised, the additional net proceeds will be used to purchase additional New TMM Units from the TPG and Oaktree holding vehicles. We will use cash on hand to pay the estimated $6.0 million of expenses in connection with this offering. For additional information, see “Use of Proceeds.”

Following this offering, in accordance with our growth strategy, we intend to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. We intend to use any proceeds from such debt financing for working capital and general corporate purposes.

Dividend policy	We do not intend to pay dividends on our Class A common stock or to make distributions from New TMM to its limited partners (other than to TMHC to fund its operations). We plan to retain any earnings for use in the operation of our business and to fund future growth.

Listing	We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “TMHC,” subject to official notice of issuance.

Risk factors	Investing in our Class A common stock involves a high degree of risk. Please read “Risk Factors” beginning on page 25 of this prospectus for a discussion of factors you should carefully consider before deciding to purchase shares of our Class A common stock.

Except as otherwise indicated, all information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments;

•

assumes 7,956,955 shares are issuable under options to purchase shares of Class A common stock, restricted stock units or other similar awards, including those that may be granted in connection with this offering, under the Taylor Morrison 2013 Omnibus Equity Incentive Plan (the “2013 Plan”);

•	assumes 98,498,964 shares of Class A common stock are reserved for issuance upon the exchange of New TMM Units (along with the corresponding number of shares of our Class B common stock); and

•	assumes an initial public offering price of $21.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The summary combined financial information of TMM set forth below for the year ended December 31, 2010 and the period from January 1, 2011 to July 12, 2011 has been derived from the audited combined financial statements of TMM’s predecessor, the North American business of Taylor Wimpey plc, which are included elsewhere in this prospectus. The summary consolidated financial information set forth below as of and for the year ended December 31, 2012 and the period from July 13, 2011 to December 31, 2011, and as of December 31, 2011, has been derived from the audited consolidated financial statements of TMM (the “successor”) included elsewhere in this prospectus. The predecessor period financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition in accordance with U.S. GAAP. The successor period financial statements for periods ending subsequent to July 13, 2011 (the date of the Acquisition) are also prepared in accordance with U.S. GAAP, although they reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. As a result, the financial information for periods subsequent to the date of the Acquisition is not necessarily comparable to that for the predecessor periods or to the pro forma financial information presented below.

The summary unaudited pro forma consolidated statement of operations data of TMHC for the fiscal year ended December 31, 2012 present our consolidated results of operations giving pro forma effect to the Acquisition and Financing Transactions, the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012. The summary unaudited pro forma consolidated balance sheet data of TMHC as of December 31, 2012 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on December 31, 2012. At the consummation of this offering, we estimate that we will record a one-time non-cash charge that is estimated to be $76.4 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) for Class J Units in the TPG and Oaktree holding vehicles. The charge is reflected on our unaudited pro forma consolidated balance sheet and is offset in the noncontrolling interests of TMHC. The services agreement between TMM and the holders of the Class J Units will be terminated and will not be replaced.

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. We intend to use any remaining proceeds from this offering and proceeds from such debt financing for working capital and general corporate purposes. Our unaudited pro forma consolidated financial information does not give effect to any such debt financing.

The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the relevant transactions on the historical financial information of TMHC, TMM and its predecessor. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the consolidated results of operations or financial position of TMM or TMHC that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The summary historical and pro forma consolidated financial information presented below does not purport to be indicative of results of future operations and should be read together with our consolidated financial statements and related notes and the information included elsewhere in this prospectus under the captions “Organizational Structure,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Capitalization.”

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31,	Year Ended December 31,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands, except per
share amounts)	2012	2012	2011	2011	2010
Statement of Operations Data:
Home closings revenue	$1,369,452	$1,369,452	$731,216	$600,069	$1,273,160
Land closings revenue	44,408	44,408	10,657	13,639	12,116
Financial services revenue	21,861	21,861	8,579	6,027	12,591

Total revenues	1,435,721	1,435,721	750,452	619,735	1,297,867
Cost of home closings(1)	1,072,640	1,077,525	591,891	474,534	1,003,172
Cost of land closings	35,884	35,884	8,583	7,133	6,028
Inventory impairments	—	—	—	—	4,054
Financial services expenses	11,266	11,266	4,495	3,818	7,246

Gross margin	315,931	311,046	145,483	134,250	277,367
Sales, commissions, and other marketing costs	80,907	80,907	36,316	40,126	85,141
General and administrative expenses	63,952	60,444	32,883	35,743	66,232
Equity in net income of unconsolidated entities	(22,964)	(22,964)	(5,247)	(2,803)	(5,319)
Interest expense (income)—net	(2,446)	(2,446)	(3,867)	941	40,238
Other income	(1,644)	(1,644)	(1,245)	(11,783)	(10,842)
Other expense	5,211	5,311	3,553	1,125	13,193
Loss on extinguishment of debt	11,025	7,853	—	—	—
Transaction expenses	—	—	39,442	—	—
Indemnification loss (gain)	—	13,034	12,850	—	—

Income (loss) before income taxes	181,890	170,551	30,798	70,901	88,724
Income tax (benefit) expense	(253,463)	(260,297)	4,031	20,881	(1,878)

Net income (loss)	435,354	430,848	26,767	50,020	90,602
Net (income) attributable to noncontrolling interests(2)	(348,159)	(28)	(1,178)	(4,122)	(3,235)

Net income (loss) attributable to owners	$87,195	$430,820	$25,589	$45,898	$87,367

Basic weighted average number of Class A common shares outstanding	23,810			—	—
Basic net income (loss) per share applicable to Class A common stock	$3.66			—	—
Diluted weighted average number of Class A common shares outstanding	122,309			—	—
Diluted net income (loss) per share applicable to Class A common stock	$3.56			—	—
Basic weighted average number of Class A Units outstanding(3)		723,181	620,646	—	—
Basic net income (loss) per unit applicable to Class A Units		$0.60	$0.04	—	—
Diluted weighted average number of Class A Units outstanding		723,181	620,646	—	—
Diluted net income (loss) per share applicable to Class A Units		$0.60	$0.04	—	—

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31,	Year Ended December 31,	July 13 to December 31,	January 1 to July 12,	Year Ended December 31,
($ in thousands, except per
share amounts)	2012	2012	2011	2011	2010

Other Financial Data:
Interest incurred(4)	$47,973	$62,468	$37,605	$23,077	$85,720
Depreciation and amortization	4,370	4,370	2,564	1,655	3,242
Adjusted home closings gross margin(5)	322,243	320,684	148,847	144,572	307,193
Adjusted home closings gross margin %	23.5%	23.4%	20.4%	24.1%	24.1%
Adjusted EBITDA(6)	$228,778	$228,778	$94,223	$92,919	$176,523
Adjusted EBITDA margin %(6)	15.9%	15.9%	12.6%	15.0%	13.6%

Operating Data:
Average active selling communities	122	122	140	151	149
Net sales orders (units)	4,482	4,482	1,953	2,031	3,347
Net sales orders - unconsolidated Canadian joint ventures (units)(7)	361	361	82	63	343

Combined	4,843	4,843	2,035	2,094	3,690
U.S. closings (units)	2,933	2,933	1,282	1,045	2,570
Canada closings (units)	849	849	741	797	1,567
Canada closings (units) - unconsolidated joint ventures(7)	232	232	54	1	3

Combined	1,081	1,081	795	798	1,570
U.S. average sales price of homes delivered	$336	$336	$304	$308	$274
Canada average sales price of homes delivered	$451	$451	$460	$349	$364
Canada average sales price of homes delivered - unconsolidated joint ventures(7)	$391	$391	$527	$290	$593
Combined	$439	$439	$465	$349	$364
U.S. backlog at end of period (units)	1,864	1,864	740	882	503
Canada backlog at end of period (units)	1,339	1,339	1,444	1,345	1,562
Canada backlog at end of period (units) - unconsolidated joint ventures(7)	909	909	781	781	691

Combined	2,248	2,248	2,225	2,126	2,253
U.S. backlog at end of period (value)	$716,033	$716,033	$259,392	$311,977	$170,503
Canada backlog value at end of period (units)	$419,607	$419,607	473,675	546,104	$542,783
Canada backlog value at end of period (units) - unconsolidated joint ventures(7)	$313,294	$313,294	249,458	262,385	$217,715

Combined	$732,901	$732,901	723,133	808,490	$760,498

Balance Sheet Data:

	TMM	TMHC
($ in thousands)	As of December 31, 2012 (Actual)	As of December 31, 2012 (Pro Forma)
		(unaudited)
Cash and cash equivalents, excluding restricted cash	$300,567	287,589
Real estate inventory	1,633,050	1,633,050
Total assets	2,756,815	2,738,893
Senior notes, loans payable, revolving credit facility borrowings and other borrowings	947,509	764,679
Mortgage company debt	80,360	80,360
Total debt	1,027,869	845,039
Total equity (including noncontrolling interests)	1,223,333	1,388,316

(1)	Does not reflect a pro forma adjustment for the decrease in capitalized interest due to the redemption of some of our senior notes using the proceeds of this offering because the amount of such redemption is not known at this time.
(2)	Represents ownership interests in noncontrolled units owned by third parties and, on a pro forma basis only, the interests of the partners of TMM (other than TMHC) in a share of TMM’s net income (loss).
(3)	Represents Class A partnership interests in TMM.
(4)	Interest incurred is interest accrued on debt, whether or not paid and whether or not capitalized. Interest incurred includes debt issuance costs, modification fees and waiver fees. Interest incurred is generally capitalized to inventory but is expensed when assets that qualify for interest capitalization no longer exceed debt.

(5)	Adjusted home closings gross margin is a non-GAAP financial measure used by management and our local divisions in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. For a full description of adjusted home closings gross margin, the reasons management believes adjusted home closings gross margin is useful to investors and the limitations associated with adjusted home closings gross margin, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted Home Closings Gross Margin.”

The following table sets forth a reconciliation of adjusted home closings gross margin to home closings gross margin, which is the U.S. GAAP financial measure that management believes to be most directly comparable:

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31, 2012	Year Ended December 31, 2012	July 13 to December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
($ in thousands)
Home closings revenue	$1,369,452	$1,369,452	$731,216	$600,069	$1,273,160
Home closings cost of revenue and impairments(a)	1,072,640	1,077,525	591,891	474,534	1,005,178

Home closings gross margin	296,812	291,927	139,325	125,535	267,982
Add:
Impairments	—	—	—	—	2,006
Capitalized interest amortization	25,431	28,757	9,531	18,965	37,205

Adjusted home closings gross margin	$322,243	$320,684	$148,856	$144,500	$307,193

Home closings gross margin %	21.7%	21.3%	19.1%	20.9%	21.0%
Adjusted home closings gross margin %	23.5%	23.4%	20.4%	24.1%	24.1%

(a)	Includes impairments attributable to write-downs of operating communities and interest amortized through home closings cost of revenue.

(6)	EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and our local divisions in evaluating operating performance and in making strategic decisions regarding sales pricing, construction and development pace, product mix and other operating decisions. For a full description of EBITDA and Adjusted EBITDA, the reasons management believes these EBITDA-based measures are useful to investors and the limitations associated with these EBITDA-based measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted EBITDA.”

The following table reconciles Adjusted EBITDA to net income (loss):

	TMHC	Successor		Predecessor
	Pro Forma Year Ended December 31,	Year Ended December 31,	July 13 to December 31,	January 1 to July 12, 2011	Year Ended December 31,
	2012	2012	2011		2010
Net income	$435,353	$430,848	$26,767	$50,020	$90,602
Interest (income) expense, net	(2,446)	(2,446)	(3,867)	941	40,238
Amortization of capitalized interest(a)	25,431	30,316	10,114	19,422	37,370
Income tax expense (benefit)	(253,463)	(260,297)	4,031	20,881	(1,878)
Depreciation and amortization	4,370	4,370	2,564	1,655	3,242

EBITDA	209,245	202,791	39,609	92,919	169,574
Management fees(b)	5,000	5,000	2,322	—	2,517
Land inventory impairments(c)	—	—	—	—	2,529
Lot option write-offs(d)	—	—	—	—	1,525
Non-cash compensation charge(e)	3,508	—	—	—	170
Royalties paid to parent(f)	—	—	—	—	208
Early extinguishment of debt(g)	11,025	7,853	—	—	—
Transaction-related expenses and indemnification loss(h)	—	13,134	52,292	—	—

Adjusted EBITDA	$228,778	$228,778	$94,223	$92,919	$176,523

(a)	Represents the interest amortized through cost of home and land closings.
(b)	Represents management fees for the provision of certain legal, administrative and other related back-office functions paid to Taylor Wimpey plc prior to the consummation of the Acquisition and management fees paid to our Principal Equityholders following the consummation of the Acquisition. In connection with this offering, the management services agreements will be terminated. For further information, see “Certain Relationships and Related Party Transactions—Management Services Agreements.”
(c)	Represents impairments expensed through cost of home and land closings in connection with fair market value write-downs from cost basis.
(d)	Represents amounts expensed through cost of sales in connection with unexercised land option contracts.
(e)	Represents expenses incurred during the year ended December 31, 2010 in connection with employee stock options linked to the stock of Taylor Wimpey plc, in connection with compensation arrangements in place prior to the consummation of the Acquisition. In the pro forma year ended December 31, 2012, represents non-cash compensation expense related to the vesting of equity awards, including stock options and shares of restricted stock, granted to certain members of management in connection with this offering. See Note (g) to our Unaudited Pro Forma Consolidated Statement of Operations For Year Ended December 31, 2012 under “Unaudited Pro Forma Consolidated Financial Information.”
(f)	Represents royalties paid to Taylor Wimpey plc for certain U.S. and Canadian intellectual property rights, which include trademarks, logos, and domain names which we acquired in October 2009 and September 2010, respectively.
(g)	Represents the write-off of $7.9 million of unamortized deferred financing costs in the year ended December 31, 2012 related to the retirement of the Sponsor Loan. The pro forma amount represents the historical write-off of unamortized deferred financing costs in the year ended December 31, 2012, together with a pro forma write-off of an additional $5.0 million of unamortized deferred financing costs related to the retirement of $181.0 million aggregate principal amount of senior notes with a portion of the proceeds from this offering, net of the recognition of $1.8 million of premium from the redemption of senior notes that were issued on August 21, 2012.
(h)	Represents $39.4 million of fees and expenses incurred by TMM in connection with the Acquisition and the reversal of a receivable from Taylor Wimpey plc due to the resolution of an uncertain tax position of $12.8 million during the period from July 13, 2011 to December 31, 2011. Reflects the elimination of $0.1 million of historical costs related to the Acquisition that were paid during the year ended December 31, 2012 and the reversal of a receivable related to a tax indemnity from our former parent, Taylor Wimpey plc in the year ended December 31, 2012.

(7)	The substantial majority of our unconsolidated joint ventures are in Canada, but we also have investments in unconsolidated joint ventures in the United States, although none of these joint ventures in the United States are actively involved in homebuilding. Our proportionate share of net income in such U.S. unconsolidated joint ventures was $1.4 million for the year ended December 31, 2011 and $1.2 million for the year ended December 31, 2012. In this prospectus, references to “unconsolidated joint ventures” refer to our proportionate share of unconsolidated homebuilding joint ventures in Canada. Management believes that home and land closings, including our proportionate share of joint venture closings and the revenue-based measures associated therewith, are appropriate metrics to measure our performance. Management and our local divisions use these measures in evaluating the operating performance of each community and in making strategic decisions regarding sales pricing, construction and development pace, product mix, and other daily operating decisions. We believe they are relevant and useful measures to investors for evaluating our performance. Although other companies in the homebuilding industry report similar information, their methods used may differ. We urge investors to understand the methods used by other companies in the homebuilding industry to calculate home and land closings and associated revenues and any adjustments to such amounts, before comparing our measures to that of such other companies.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us through capital markets financings or under our Revolving Credit Facility or otherwise in an amount sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before its maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. In addition, we may incur additional indebtedness in order to finance our operations or to repay existing indebtedness. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to our stockholders or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements.

Restrictive covenants in the indenture governing the senior notes and the agreements governing our Revolving Credit Facility and other indebtedness may restrict our ability to pursue our business strategies.

The indenture governing our senior notes and the agreement governing our Revolving Credit Facility limit our ability, and the terms of any future indebtedness may limit our ability, among other things, to:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	pay dividends or make distributions on our capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting our restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates;

•	incur liens; and

•	designate any of our subsidiaries as unrestricted subsidiaries.

The Revolving Credit Facility contains certain “springing” financial covenants based on (a) consolidated total debt and consolidated adjusted tangible net worth requiring TMM and its subsidiaries to maintain a certain maximum capitalization ratio and (b) consolidated EBITDA requiring TMM and its subsidiaries to maintain a certain minimum interest coverage ratio. The Revolving Credit Facility also contains customary restrictive covenants, including limitations on incurrence of indebtedness and liens, the payment of dividends and other distributions, asset dispositions, investments, sale and leasebacks and limitations on debt payments and amendments. The amended and restated Revolving Credit Facility is expected to include certain financial and restrictive covenants similar to those currently in place, including covenants to maintain net worth and capitalization ratios and to restrict distributions and the incurrence of liens. See “Description of Certain Indebtedness—Revolving Credit Facility.”

The restrictions contained in the indenture governing our senior notes and the agreement governing our Revolving Credit Facility could also limit our ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict our activities or business plans.

Monarch Corporation is party to credit facilities with The Toronto-Dominion Bank and with HSBC Bank Canada. These facilities also contain restrictive covenants, including a maximum debt to equity ratio, minimum consolidated net equity, limitations on dividends and maintenance of a minimum interest coverage ratio. A breach of any of these restrictive covenants or our inability to comply with the applicable financial covenants could result in a default under the agreements governing our Revolving Credit Facility, the TD Facility and the

ORGANIZATIONAL STRUCTURE

Structure Prior to the Reorganization Transactions

Our business is conducted by wholly owned subsidiaries of TMM. All of the issued and outstanding capital stock of the Operating Subsidiaries and their subsidiaries is directly or indirectly owned by TMM. The limited partners of TMM immediately prior to the Reorganization Transactions were the Principal Equityholders and certain members of our management and our board.

The following chart summarizes our legal entity structure immediately prior to the Reorganization Transactions described below. This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by TMM:

The Reorganization Transactions

In the Reorganization Transactions, the existing holders of limited partnership interests in TMM including the Principal Equityholders and certain members of our management and our board will, through a series of transactions, contribute their limited partnership interests in TMM to New TMM, a new limited partnership formed under the laws of the Cayman Islands, such that TMM and the general partner of TMM will become wholly-owned subsidiaries of New TMM. TMHC will, through a series of transactions, become the sole owner of the general partner of New TMM, and TMHC will use the net cash proceeds received in this offering to purchase New TMM Units.

Immediately prior to the Reorganization Transactions, partnership interests in TMM were divided into three categories of units: Class A Units, Class J Units and Class M Units. The Principal Equityholders and certain members of our management and our board held all of the Class A Units. Affiliates of JH Investments Inc., one

of the Principal Equityholders, held all of the Class J Units. Certain members of our management and our board held all of the Class M Units. Holders of the Class J Units and Class M Units were not entitled to receive distributions unless specified return thresholds were met and all capital contributed to TMM by holders of Class A Units has been returned. Class M Units were issued as long-term incentive compensation for members of our management and our board and were subject to time-vesting or performance-vesting.

In the Reorganization Transactions:

•	TPG and Oaktree will each form a holding vehicle;

•

Our Principal Equityholders, members of our management and our board will directly or indirectly exchange all of their respective Class A Units, Class J Units and performance-vesting Class M Units in TMM on a one-for-one basis for new equity interests of the TPG and Oaktree holding vehicles with terms that are substantially the same as the Class A Units, Class J Units and performance-vesting Class M Units in TMM surrendered for exchange;

•

Members of our management and our board will exchange all of their time-vesting Class M Units in TMM for New TMM Units with terms that are substantially the same as those of the Class M Units surrendered for exchange;

•

The vesting terms of the equity interests in the TPG and Oaktree holding vehicles and New TMM Units received by members of our management and our board will be identical to the current vesting terms of the Class M Units of TMM prior to their exchange. No equity interests in the TPG and Oaktree holding vehicles or New TMM Units will vest as a result of the completion of this offering;

•	New TMM will directly or indirectly acquire all of the Class A Units, Class J Units and Class M Units outstanding prior to the Reorganization Transactions; and

•	The TPG and Oaktree holding vehicles will directly or indirectly acquire New TMM Units.

Immediately following the consummation of the Reorganization Transactions, the limited partners of New TMM will consist of TMHC, the TPG and Oaktree holding vehicles and certain members of our management and our board. The number of New TMM Units issued to each of the TPG and Oaktree holding vehicles and members of our management and our board as described above will be determined using the same methodology and based on a hypothetical cash distribution by TMM of our pre-IPO value to the holders of Class A Units, Class J Units and Class M Units of TMM and the price per share paid by the underwriters for shares of our Class A common stock in this offering.

The TPG and Oaktree holding vehicles and members of our management and our board will also be issued a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units that each vehicle and members of management will receive. Following the consummation of the Reorganization Transactions, TMHC, the TPG and Oaktree holding vehicles and certain members of our management and our board will all hold the same class of New TMM Units.

In connection with the Reorganization Transactions, the existing partnership services agreement between TMM and JH will be terminated. Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) will be exchanged in the Reorganization Transactions for Class J Units of the TPG and Oaktree holding vehicles. At the consummation of this offering, we estimate that we will record a one-time non-cash charge that is estimated to be $76.4 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM for Class J Units in the TPG and Oaktree holding vehicles. The charge is reflected on our unaudited pro forma consolidated balance sheet and is offset in the noncontrolling interest of TMHC.

Immediately after the consummation of the Reorganization Transactions and this offering, the only asset of TMHC will be its direct or indirect interest in New TMM, TMM and its subsidiaries. Each share of TMHC Class A common stock will correspond to an economic interest held by TMHC in New TMM, whereas the shares of TMHC Class B common stock will only have voting rights in TMHC and will have no economic rights of any kind. Shares of TMHC Class B common stock will be initially owned solely by the TPG and Oaktree holding vehicles and certain members of our management and our board and cannot be transferred except in connection with an exchange or transfer of a New TMM Unit. We do not intend to list the Class B common stock on any stock exchange.

TMHC was incorporated as a Delaware corporation in November 2012. TMHC has not engaged in any business or other activities, except for certain aspects of the Reorganization Transactions, and following the Reorganization Transactions will have no assets other than its direct or indirect interest in New TMM, TMM and its subsidiaries. Following this offering, TMM’s subsidiaries will continue to operate the historical business of our company.

TMHC is currently authorized to issue a single class of common stock. In connection with the Reorganization Transactions, TMHC will amend and restate its certificate of incorporation to authorize the issuance of two classes of common stock, Class A common stock and Class B common stock. Shares of common stock will generally vote together as a single class on all matters submitted to stockholders. The Class B common stock will not entitle its holders to any of the economic rights (including rights to dividends and distributions upon liquidation) that holders of Class A common stock will have. The aggregate voting power of the outstanding Class B common stock will be equal to the aggregate percentage of New TMM Units not held by TMHC.

In connection with this offering, the TPG and Oaktree holding vehicles and certain members of our management and our board will enter into the Exchange Agreement under which, from time to time, the TPG and Oaktree holding vehicles and certain members of our management and our board will have the right to exchange their New TMM Units (along with a corresponding number of shares of TMHC Class B common stock) for shares of TMHC Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

For a description of the vesting and other terms applicable to the exchange of TMM Units in the Reorganization Transactions as described above see “Compensation Discussion and Analysis—Looking Ahead: Post-IPO Compensation—Exchange of Class M Units.”

In addition, as a part of the Reorganization Transactions, we will, among other things, amend and restate the limited partnership agreement governing TMM, enter into a stockholders agreement with the TPG and Oaktree holding vehicles and JH and enter into a new registration rights agreement with the TPG and Oaktree holding vehicles and certain members of our management and our board. See “Certain Relationships and Related Party Transactions.”

Effect of the Reorganization Transactions and this Offering

The Reorganization Transactions are intended to create a holding company that will facilitate public ownership of, and investment in, our company.

The following chart summarizes our legal entity structure following the Reorganization Transactions, this offering and the application of the net proceeds from this offering (assuming an initial public offering price of $21.00 per share, which is the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). This chart is provided for illustrative purposes only and does not purport to represent all legal entities owned or controlled by us:

Upon completion of the Reorganizations Transactions described above, this offering and the application of the net proceeds from this offering:

•

TMHC will control the sole general partner of New TMM, which will control New TMM, and will hold directly or indirectly 19.5% of the outstanding New TMM Units (22.4% if the underwriters exercise their over-allotment option in full). TMHC will consolidate the financial results of New TMM, TMM and its subsidiaries and TMHC’s net income (loss) will be reduced by a noncontrolling interest expense to reflect the portion of New TMM’s net income (loss) to which TMHC is not entitled;

•

the TPG holding vehicle will hold an aggregate of 48,357,714 shares of TMHC’s Class B common stock and an aggregate of 48,357,714 New TMM Units, or 39.5% of the outstanding equity interests in New TMM, representing 39.5% of the combined voting power in TMHC and economic interests in New TMM (or 38.1% if the underwriters exercise their over-allotment option in full);

•

the Oaktree holding vehicle will hold an aggregate of 48,357,714 shares of TMHC’s Class B common stock and an aggregate of 48,357,714 New TMM Units, or 39.5% of the outstanding equity interests in New TMM, representing 39.5% of the combined voting power in TMHC and economic interests in New TMM (or 38.1% if the underwriters exercise their over-allotment option in full);

•

certain members of our management and our board will hold directly an aggregate of 1,783,536 shares of TMHC’s Class B common stock and an aggregate of 1,783,536 New TMM Units, or 1.5% of the outstanding equity interests in New TMM, representing 1.5% of the combined voting power in TMHC and economic interests in New TMM (or 1.5% if the underwriters exercise their over-allotment option in full);

•

TMHC’s public stockholders will collectively hold 23,810,000 shares of TMHC’s Class A common stock (or 27,381,500 shares if the underwriters exercise their over-allotment option in full), representing 19.5% of the combined voting power and economic interest in TMHC (or 22.4% if the underwriters exercise their over-allotment option in full); and

•

the New TMM Units held by the TPG and Oaktree holding vehicles and certain members of our management and our board (together with the corresponding shares of our Class B common stock) may be exchanged for shares of TMHC’s Class A common stock on a one-for-one basis. The exchange of New TMM Units for shares of our Class A common stock will not, in and of itself, affect the aggregate voting power of the TPG and Oaktree holding vehicles and certain members of our management and our board since the votes represented by the exchanged shares of our Class B common stock will be replaced with the votes represented by the shares of Class A common stock for which New TMM Units are exchanged.

Upon the consummation of this offering, TMHC intends to use the net proceeds from this offering to acquire New TMM Units from New TMM and from the TPG and Oaktree holding vehicles and certain members of our management as further described under “Use of Proceeds” and “Certain Relationships and Related Party Transactions.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012:

•	on an actual basis, for TMM; and

•

on a pro forma basis with respect to TMHC, giving effect to the Reorganization Transactions as well as this offering and the use of proceeds of this offering as described under “Unaudited Pro Forma Consolidated Financial Information.”

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. We intend to use any proceeds from such debt financing for working capital and general corporate purposes. At the closing of this offering, we will also be terminating the management services agreement with TPG and Oaktree, and in connection with the termination, we will be paying a termination fee of $30.0 million in cash, split equally between TPG and Oaktree. Our pro forma capitalization does not give effect to any such debt financing, termination fee payment or the possible amendment and restatement of our Revolving Credit Facility.

This table should be read in conjunction with “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	December 31, 2012
(in thousands, except per share amounts)	TMM Actual	TMHC Pro Forma(1)
Cash and cash equivalents	$300,567	$287,589

Revolving Credit Facility(2)	$50,000	$50,000
Loans payable and other borrowings(3)	215,968	215,968
Senior Notes(4)	681,541	498,711
Mortgage company debt(5)	80,360	80,360

Total debt(6)	1,027,869	845,039

Owners’ Equity	1,196,685	(41,714)
Class A common stock, $0.00001 par value per share	—	—
Class B common stock, $0.00001 par value per share	—	—
Additional paid-in capital		543,951
Noncontrolling interest	26,648	886,079

Total stockholders’ equity	1,223,333	1,388,316

Total capitalization	$2,251,202	$2,233,355

(1)	Assuming that the total number of shares offered by us remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase in the assumed initial public offering price would result in (i) a $0.3 million decrease in our pro forma cash and cash equivalents, (ii) a $8.6 million decrease in our pro forma total debt, (iii) a $13.1 million increase in our pro forma additional paid-in capital, (iv) a $11.0 million increase in our stockholder equity and (v) a $2.4 million increase in our pro forma total capitalization. A $1.00 decrease in the assumed initial public offering price would result in corresponding inverse changes.
(2)	At December 31, 2012 the Revolving Credit Facility provided TMC and Monarch Corporation with revolving borrowing capacity up to $225.0 million. The Revolving Credit Facility matures in July 2016. Drawings under this facility will be used for working capital and general corporate purposes. As of December 31, 2012, there was $50.0 million in outstanding borrowings under the Revolving Credit Facility, and there was $11.2 million in outstanding letters of credit. In connection with this offering, we intend to amend the Revolving Credit Facility to increase the revolving borrowing capacity from $225.0 million to $400.0 million on an unsecured basis. The amendment is expected to include a $200.0 million incremental facility feature which would allow us to increase the borrowing capacity to $600.0 million, subject to compliance with certain financial covenants. See “Description of Certain Indebtedness.”
(3)	Other long-term debt as of December 31, 2012 consists of project-level debt due to various land sellers and municipalities, and is generally secured by the land that was acquired. Principal payments generally coincide with corresponding project lot sales or a principal reduction schedule. As of December 31, 2012, $114.4 million of the loans were scheduled to be repaid in the next 12 months. The interest rate on $131.9 million of the loans ranged from 1.0% to 8.0% and $84.0 million of the loans were non-interest bearing.
(4)	Reflects the carrying value of $550.0 million aggregate principal amount of 7.750% senior notes due 2020 issued at par on April 13, 2012 and $125.0 million aggregate principal amount of additional senior notes issued at a price of 105.5% of their principal amount on August 21, 2011.
(5)	Reflects debt of TMHF, our wholly owned mortgage subsidiary. TMHF is separately capitalized and its obligations are non-recourse to TMHC, New TMM, TMM or any of our homebuilding entities.
(6)	Total debt does not include letters of credit issued under the Revolving Credit Facility, the TD Facility and the HSBC Facility (as defined in “Description of Certain Indebtedness”). The TD Facility provides for borrowings and letters of credit up to an aggregate amount of CAD $102.6 million, and CAD $102.6 million in letters of credit were outstanding as of December 31, 2012. The HSBC Facility provided for letters of credit up to an aggregate amount of CAD $11.0 million, and the facility was fully drawn as of December 31, 2012. The TD Facility and the HSBC Facility are scheduled to expire on June 30, 2013.

DILUTION

The pro forma net tangible book value of TMHC as of December 31, 2012 would have been $1.2 billion or $10.55 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing TMHC’s pro forma tangible net worth of $1.2 billion, total assets (excluding intangible assets) less total liabilities, by the aggregate number of shares of Class A common stock outstanding after giving effect to the Reorganization Transactions (including the issuance of an aggregate of 112,784,964 New TMM Units and shares of Class B common stock) and assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock. After giving effect to the sale of the 23,810,000 shares of Class A common stock in this offering, at an assumed initial public offering price of $21.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and the receipt and application of the net proceeds, including the purchase of 14,286,000 New TMM Units and shares of Class B common stock from the existing equityholders by TMHC for approximately $282.0 million. TMHC pro forma net tangible book value at December 31, 2012 would have been $1.4 billion or $11.08 per share after giving effect to the Reorganization Transactions (including the issuance of an aggregate of 112,784,964 New TMM Units and shares of Class B common stock) and assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of Class A common stock. This represents an immediate increase in pro forma net tangible book value to existing equityholders of $0.53 per share and an immediate dilution to new investors of $9.92 per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$21.00
Pro forma net tangible book value per share as of December 31, 2012	$10.55
Increase in pro forma net tangible book value per share attributable to new investors	0.53
Pro forma net tangible book value per share after offering		11.08

Dilution per share to new investors		$9.92

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share would increase (decrease) our pro forma net tangible book value after this offering by $8.6 million and the dilution per share to new investors by $0.92, in each case assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The following table sets forth, on a pro forma basis, as of December 31, 2012, the number of shares of Class A common stock purchased from TMHC, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing equityholders and by the new investors, at an assumed initial public offering price of $21.00 per share (the midpoint of the range set forth on the cover page of this prospectus), before deducting estimated underwriting discounts and commissions and offering expenses payable by us after giving effect to the Reorganization Transactions (including the issuance of an aggregate of 112,784,964 New TMM Units and shares of Class B common stock) and assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units (along with the corresponding number of shares of Class B common stock) for shares of our Class A common stock:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing equityholders(1)(2)	98,498,964	80.5%	$677,740,650	57.5%	$6.88
New investors(3)	23,810,000	19.5	500,010,000	42.5	21.00

Total	122,308,964	100%	$1,177,750,650	100%	9.63

(1)	Reflects the consideration paid by the existing equityholders and their partners to acquire TMM Units prior to the Reorganization Transactions.

(2)	Net of consideration paid by the existing equityholders and their partners for the 14,286,000 New TMM Units and shares of Class B common stock that will be purchased by TMHC using a portion of the net proceeds of this offering.

(3)	Includes 14,286,000 shares sold whose proceeds are being used to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of management.

To the extent the underwriters’ over-allotment option is exercised, there will be further dilution to new investors.

A $1.00 increase (decrease) in the assumed initial public offering price of $21.00 per share of Class A common stock (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors in this offering by $22.4 million and would increase (decrease) the average price per share paid by new investors by $1.00, assuming the number of Class A common stock offered, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and offering expenses payable by us in connection with this offering.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of operations data for the fiscal year ended December 31, 2012 presents TMHC’s consolidated results of operations giving pro forma effect to the Acquisition and Financing Transactions, the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on January 1, 2012.

The unaudited pro forma consolidated balance sheet data as of December 31, 2012 presents our consolidated financial position giving pro forma effect to the Reorganization Transactions, this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds,” as if such transactions occurred on December 31, 2012.

At the consummation of this offering, we estimate that we will record a one-time non-cash charge that is estimated to be $76.4 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) for Class J Units in the TPG and Oaktree holding vehicles. The charge is reflected on our unaudited pro forma consolidated balance sheet and is offset in the noncontrolling interest of TMHC. The services agreement between TMM and the holders of the Class J Units will be terminated and will not be replaced.

In accordance with our growth strategy, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital, subject to market and other conditions. We intend to use any remaining proceeds from this offering and such debt financing for working capital and general corporate purposes. Our unaudited pro forma consolidated financial information does not give effect to any such debt financing or additional senior notes redemption transactions. At the closing of this offering, we will be terminating the management services agreement with TPG and Oaktree, and in connection with the termination, we will be paying a termination fee of $30.0 million in cash to TPG and Oaktree, which is calculated based on the present value of the annual $5.0 million management fee under that agreement during the remaining term of the agreement (which expires on July 11, 2021). Our unaudited pro forma consolidated financial information does not reflect the payment of such termination fee because it is non-recurring.

For purposes of the unaudited pro forma consolidated financial information, we have assumed that 23,810,000 shares of Class A common stock will be issued by TMHC at a price per share equal to the midpoint of the estimated offering price range set forth on the cover of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by New TMM Units not held by TMHC will be 80.5%, and the net income attributable to New TMM Units not held by TMHC will accordingly represent 80.5% of our net income. If the underwriters’ over-allotment option is exercised in full, the ownership percentage represented by New TMM Units not held by TMHC will be 77.6%; and the net income attributable to New TMM Units not held by TMHC will accordingly represent 77.6% of our net income.

The unaudited pro forma consolidated financial information should be read in conjunction with the sections of this prospectus captioned “Organizational Structure,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma consolidated statements of operations and unaudited pro forma consolidated balance sheet.

The unaudited pro forma consolidated financial information is included for information purposes only and does not purport to reflect the results of operations or financial position of TMHC that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information does not purport to be indicative of our results of operations or financial position had the Acquisition and Financing Transactions, the Reorganization Transaction and this offering occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations of financial position for any future period or date.

Taylor Morrison Home Corporation

Pro Forma Condensed Statement of Operations

Year Ended December 31, 2012

(Unaudited)

(in thousands, except share data)

	TMM Year Ended December 31, 2012	Pro forma Adjustments for the Financing Transactions and the Reorganization Transactions		Pro Forma Adjustments for this Offering		TMHC Pro Forma

Home closings revenue	$1,369,452	$—		$—		$1,369,452
Land closings revenue	44,408	—		—		44,408
Financial services revenue	21,861	—		—		21,861

Total revenues	1,435,721	—		—		$1,435,721

Cost of home closings	1,077,525	(43	)(b)	(4,842	)(f)	1,072,640
Cost of land closings	35,884	—		—		35,884
Financial services expenses	11,266	—		—		11,266

Total cost of revenues	1,124,675	(43)		(4,842)		1,119,790

Gross margin	311,046	43		(4,842)		315,931
Sales, commissions, and other marketing costs	80,907	—		—		80,907
General and administrative expenses	60,444 (a)	—		3,508	(g)	63,952
Equity in net earnings of unconsolidated entities	(22,964)	—		—		(22,964)
Other expense	1,121	—		—		1,121
Loss on extinguishment of debt	7,853	—		3,172	(h)	11,025
Transaction expenses	100	(100	)(c)	—		—
Indemnification (income) expense	13,034	(13,034	)(d)	—		—

Income before income taxes	170,551	13,177		(1,838)		181,890
Income tax provision (benefit)	(260,297)	4,612	(e)	2,222	(i)	(253,463)

Net income	430,848	8,565		(4,059)		435,354
Less net income attributable to noncontrolling interests	(28)	—		(348,131	)(j)	(348,159)

Net income attributable to Taylor Morrison Home Corporation	$430,820	$8,565		$(352,190)		$87,195

Basic weighted average number of Class A common shares outstanding	—	—		—		23,810
Basic net income (loss) per share applicable to Class A common stock	—	—		—		$3.66
Diluted weighted average number of Class A common shares outstanding	—	—		—		122,309
Diluted net income (loss) per share applicable to Class A common stock	—	—		—		$3.56

Notes to Unaudited Pro Forma Consolidated Statement of Operations for Year Ended December 31, 2012

(a)	General and administrative expenses include approximately $5.0 million of management fees paid to the Principal Equityholders for general corporate and administrative expenses during the period pursuant to a management services agreement. Effective as of the completion of this offering, the management services agreement will be terminated, and the fees will no longer be charged, although the charge for such fees has not been eliminated by any pro forma adjustment.

(b)	Represents adjustments related to the elimination of the amortization of capitalized interest (including amortization of debt discount and deferred financing fees) included in cost of home closings that was attributable to our historical debt financing arrangements in effect during the period presented. These historical debt financing arrangements included (i) $500.0 million borrowed on July 13, 2011 under the bridge loan facility under our Sponsor Loan, which bore interest at a stated rate of 13.0% per annum and was retired on April 13, 2012, (ii) $550.0 million of senior notes issued at par on April 13, 2012, which bear interest at a rate of 7.75% per annum, (iii) $125.0 million of senior notes issued on August 21, 2012 at a price equal to 105.5% of their principal amount, which also bear interest at a rate of 7.75% per annum and (iv) our Revolving Credit Facility, whose commitments were increased from $75.0 million to $225.0 million in December 2012.

Also reflects adjustments to give pro forma effect to the following financing transactions (the “New Financing Transactions”), as if such financing transactions had occurred on January 1, 2012: (i) the incurrence of $550.0 million of senior notes issued at par, bearing interest at a rate of 7.75% per annum, (ii) the incurrence of $125.0 million of senior notes issued at a price equal to 105.5% of their principal amount, also bearing interest at a rate of 7.75% per annum and (iii) the increase in our Revolving Credit Facility from $75.0 million to $225.0 million (with $50.0 million drawn thereunder during the period presented).

($ in thousands)

Elimination of historical capitalized interest amortization included in cost of home closings related to our historical debt financing arrangements	$30,316
Adjustment reflecting capitalized interest amortization included in cost of home closings related to the New Financing Transactions as if they had occurred on January 1, 2012	30,273

Net adjustment to capitalized interest amortization included in cost of home closings	$(43)

(c)	Represents the elimination of $0.1 million of historical costs related to the Acquisition that were paid during the year ended December 31, 2012.

(d)	Reflects the reversal of a receivable related to a tax indemnity from our former parent, Taylor Wimpey plc, in respect of certain matters that have been settled. The indemnity was provided in connection with the Acquisition for certain tax liabilities that existed on the date of the Acquisition.

(e)	Reflects the income tax effect of the pro forma adjustments, calculated using a blended rate of 35% for the respective statutory tax rates of the jurisdiction where the respective adjustment relates.

(f)	Reflects the elimination of historical capitalized interest expense and amortization of financing fees included in cost of home closings related to $181.0 million aggregate principal amount of senior notes to be redeemed (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption, assuming a redemption date of April 12, 2013) using a portion of the proceeds from this offering, based on the redemption of 26.8% of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125.0 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on January 1, 2012.

(g)	In connection with the offering, 1,223,000 non-qualified stock options and 191,959 restricted stock units will be granted to certain members of management and our board. The non-qualified stock options vest over a five year period. Fair value was estimated using the Black-Scholes-Merton option pricing model. We estimated the inputs for the option pricing model as follows:

•	The grant price and market value for these non-qualified stock options was assumed to be $21.00, the mid-point of the range set forth on the cover page of this prospectus.

•	Volatility and expected term assumptions were estimated using an average of volatility and expected term measures disclosed by seven publicly traded homebuilders.

•	We then selected a U.S. Treasury bond rate consistent with the expected term assumption.

•	As we do not plan to pay dividends, a dividend rate of zero was assumed.

The total estimated fair value was $12.5 million, and $2.5 million of the adjustment represents the amount amortized to expense during one year. The restricted stock units vest ratably over four years. The fair value was determined by multiplying the midpoint of the price range for this offering set forth on the cover page of this prospectus, $21.00, by the 191,959 restricted stock units issued, resulting in an aggregate fair value of $4.0 million, and $1.0 million of the adjustment represents the amount amortized to general and administrative expense during one year. Combining the year one amortization amounts for the non-qualified stock options and the restricted stock units results in a $3.5 million total adjustment.

(h)	Reflects the write-off of $5.0 million of unamortized deferred financing costs related to the $181.0 million of senior notes being retired with a portion of the proceeds of this offering, net of $1.8 million of premium recognized as a result of the retirement, at a price equal to 103.875% of their principal amount (plus accrued and unpaid interest to the date of redemption, assuming a redemption date of April 12, 2013), of 26.8% of the senior notes that were issued on August 21, 2012 at a price of 105.5% of their principal amount.

(i)	Records the amount of incremental tax expense on the 20% of New TMM profits (which are pushed-up to TMHC on a pro forma basis) that do not qualify for the dividends received deduction under the Internal Revenue Code of 1986, as amended. The amount of tax is based on the 19.5% assumed ownership percentage of TMHC in New TMM.

The amount of tax on U.S. profits is calculated as follows: (i) 35.0% statutory rate times (ii) 20% of profits not qualifying for the deduction times (iii) 19.5% TMHC pro forma ownership percentage in New TMM, yielding additional tax of $1.1 million.

The amount of tax on Canadian profits is calculated as follows: (i) 35.0% U.S. statutory rate minus 26.0% Canadian statutory rate times (ii) 19.5% TMHC pro forma ownership percentage in New TMM, yielding additional tax of $1.7 million.

(j)	Eliminates net income attributable to the direct or indirect holders of New TMM Units (other than TMHC), assuming such holders retain 80.5% ownership after this offering, which would be adjusted from the consolidated financials under ASC Topic 810.

Taylor Morrison Home Corporation

Pro Forma Condensed Consolidated Balance Sheet

December 31, 2012

(Unaudited)

(in thousands)

	TMHC	TMM	Pro Forma Adjustments for the Financing Transactions and the Reorganization Transactions		Pro Forma Adjustments for this Offering		TMHC
	Historical	Historical					Pro Forma
ASSETS
ASSETS:
Cash and cash equivalents	$35	$300,567	$—		(13,013)	(c)	$287,589
Restricted cash	—	13,683	—		—		13,683
Real estate inventory	—	1,633,050	—		—		1,633,050
Land deposits	—	28,724	—		—		28,724
Loan receivables—net	—	48,685	—		—		48,685
Mortgage receivables	—	84,963	—		—		84,963
Tax indemnification receivable	—	107,638	—		—		107,638
Other receivables—net	—	48,951	—		—		48,951
Prepaid expenses and other assets—net	72	101,427	—		(5,015	)(d)	96,484
Investment in unconsolidated entities	—	74,465	—		—		74,465
Property and equipment—net	—	6,423	—		—		6,423
Deferred tax assets—net	—	274,757	—		—		274,757
Intangible assets—net	—	33,480	—		—		33,480
Income taxes receivable	—	—	—		—		—

TOTAL	$107	$2,756,813	$—		$(18,029)		$2,738,893

LIABILITIES AND EQUITY
LIABILITIES:
Accounts payable	$—	$98,647	—		—		$98,647
Accrued expenses and other liabilities	106	213,413	—		(7,013	)(e)	206,506
Income taxes payable	—	111,513	4,612	(a)	2,222	(f)	118,347
Deferred tax liabilities—net	—	—	—		—		—
Customer deposits	—	82,038	—		—		82,038
Mortgage borrowings	—	80,360	—		—		80,360
Net payable to Taylor Wimpey plc	—	—	—		—		—
Loans payable and other borrowings	—	265,968	—		—		265,968
Long-term debt	—	681,541	—		(182,830	)(e)	498,711

Total liabilities	$106	$1,533,480	$4,612		$(187,622)		$1,350,577

COMMITMENTS AND CONTINGENCIES EQUITY:
Net owners’ equity	$—	$1,231,050	$(13,177	)(b)	(1,217,873	)(g)	—
Capital stock	0	—			0	(h)	0
Additional paid-in capital	1	—			543,951	(i)	543,951
Retained earnings	—	—	8,565	(a)	(15,915	)(j)	(7,349)
Accumulated other comprehensive loss	—	(34,365)	—		—		(34,365)

Total owners’ equity	1	1,196,685	(4,612)		(689,837)		502,237
Noncontrolling interests	—	26,648			859,430	(k)	886,079

Total equity	—	1,223,333	(4,612)		169,593		1,388,316

TOTAL	$107	$2,756,813	$—		$(18,029)		$2,738,893

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(a)	Reflects a $4.6 million increase in income taxes payable and an $8.6 million increase in retained earnings due to the $13.0 million reduction in pro forma income before income taxes due to the reversal of a receivable related to a tax indemnity from our former parent, Taylor Wimpey plc, in respect of certain matters that have since been settled (see note (d) to the unaudited pro forma condensed statement of operations). The indemnity was provided in connection with the Acquisition for certain unsettled tax liabilities that existed on the date of the Acquisition.
(b)	Represents the balance sheet effects of the pro forma adjustments to income before income taxes described in notes (b), (c) and (d) to the unaudited pro forma condensed statement of operations.
(c)	Reflects TMHC’s receipt and application of the proceeds from this offering assuming the issuance of 23,810,000 shares of Class A common stock at a price of $21.00 per share (the midpoint of the estimated public offering range set forth on the cover of this prospectus), with sources and uses of the proceeds as follows:

Sources:

•	$500.0 million gross cash proceeds to TMHC from the offering of Class A common stock; and

•	$13.0 million in cash from a dividend by TMM.

Uses:

•	TMHC will use $30.0 million to pay underwriting discounts and commissions;

•	TMHC will use $282.0 million to purchase New TMM Units from the TPG and Oaktree holding vehicles and certain members of our management and our board (see note (k) below); and

•

TMHC will use $195.0 million to purchase New TMM Units from New TMM, whereupon New TMM will contribute such proceeds to subsidiaries of TMM, which will use $195.0 million of such contributed proceeds to redeem $181.0 million aggregate principal amount of the senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest of $7.0 million through the date of redemption, assuming a redemption date of April 12, 2013); and

•	TMHC will use $6.0 million to pay professional fees and expenses relating to this offering.

(d)	Reflects the write-off of $5.0 million of unamortized debt issuance costs related to the $181.0 million of senior notes being redeemed with a portion of the proceeds of this offering.
(e)	Reflects (i) the redemption of $181.0 million aggregate principal amount of senior notes (at a purchase price equal to 103.875% of their principal amount, plus accrued and unpaid interest through the date of redemption of $7.0 million, assuming a redemption date of April 12, 2013) using a portion of the proceeds from this offering, based on the redemption of 26.8% of the $550.0 million aggregate principal amount of senior notes issued on April 13, 2012 and the same percentage of the $125.0 million aggregate principal amount of senior notes issued on August 21, 2012, as if such redemption had occurred on December 31, 2012, (ii) the write-off of $5.0 million of unamortized deferred financing costs related to the redeemed senior notes and (iii) the payment of $37.0 million of fees and expenses in connection with this offering (including underwriting discounts and commissions) and (iv) recognition of $1.8 million of premium from the redemption, at a price equal to 103.875% of their principal amount (plus accrued and unpaid interest to the date of redemption), of 26.8% of the senior notes that were issued on August 21, 2012 at a price of 105.5% of their principal amount.
(f)	Records the amount of incremental tax liability from pro forma adjustments related to this offering, as described in note (i) to the unaudited pro forma condensed statement of operations.
(g)	Reflects the elimination of the Principal Equityholders’ ownership under ASC Topic 810 for consolidation in TMHC’s financial statements.

(h)	Reflects the effect on capital stock relating to the issuance of 23,810,000 shares of Class A common stock, par value $0.00001 per share, in this offering.
(i)	Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds of this offering	$500,000
Payment of underwriting discounts with respect to this offering	(30,000)
Allocation of equity related to the non-cash charge relating to the exchange of Class J Units of TMM for Class J Units of the TPG and Oaktree holding vehicles(1)	76,443
Effect on addition paid in capital related to the vesting of 1.223 million options to purchase Class A common stock at the offering price granted to certain members of management in connection with this offering	2,503
Reflects the vesting of a portion of the 191,354 shares of restricted Class A common stock to be awarded to certain members of management at the closing of this offering	1,005
Deemed distribution from TMM to pay estimated professional fees and expenses of TMHC with respect to this offering	(6,000)

Net adjustment to additional paid-in capital	$543,951

(1)	In connection with the Reorganization Transactions and this offering, 60,531,998 Class J Units will be directly or indirectly exchanged from TMM to the TPG and Oaktree holding vehicles on a one-for-one basis. No Class J Units will be part of the equity structure of TMHC or New TMM following the Reorganization Transactions and this offering. The services agreement between TMM and the holders of the Class J Units will be terminated and will not be replaced.

We estimate the charge will be approximately $76.4 million. This charge, which will be non-cash and non-recurring, will be recorded as an expense and recorded as an offset in the non-controlling interests of TMHC. The final amount of the charge will be based on the fair value of the Class J Units at the date of the initial public offering using a Black-Scholes model with the following key assumptions: (1) volatility based on a comparable peer set; (2) risk free rate based on US Treasuries with a like term; (3) an expected life derived from the equal weighting of both an expected life as a private company and the expected life of a public traded company; (4) a discount for lack of marketability, based on both quantitative and qualitative factors; and (5) a hypothetical cash distribution by TMM of TMHC’s pre-IPO value to the holders of Class A Units, Class J Units and Class M Units of TMM based on the price per share paid by the underwriters for shares of TMHC’s Class A common stock in this offering on the assumption that the performance targets applicable to the Class J Units have been met as of the date of this offering.

(j)	Reflects the effects on retained earnings relating to the following ($ in thousands):

Write-off of deferred financing fees related to the redemption of $181.0 million of senior notes with a portion of the proceeds from this offering	$(5,015)
Premium on redemption of $181.0 million of senior notes at 103.875%	(7,013)
Recognition of premium associated with the portion of the redeemed senior notes that were issued at a premium to par in August 2012	1,843
Effect on retained earnings related to the vesting of 1.223 million options to purchase Class A common stock granted to certain members of management in connection with this offering at the offering price	(2,503)
Effect on retained earnings related to the vesting of a portion of the 191,354 shares of restricted Class A common stock to be awarded to certain members of management at the closing of this offering	(1,005)
Effect on retained earnings related to incremental tax liability from pro forma adjustments related to this offering, as described in note (i) to the unaudited pro forma condensed statement of operations	(2,222)

Net adjustment to retained earnings	$(15,915)

(k)	Reflects the issuance of 23,810,000 shares of Class A common stock in this offering to the public and the use of $195.0 million of the net proceeds of this offering to acquire New TMM Units from New TMM in exchange for a 19.5% interest in New TMM. The following sets forth the reduction in the noncontrolling interest recorded for the sale of TMM units:

($ in thousands)
Noncontrolling interest prior to sale	$1,217,873
Non-cash charge relating to the exchange of Class J Units of TMM for Class J Units of the TPG and Oaktree holding vehicles(1)	76,443
Sales of New TMM Units	(282,000)

Remaining noncontrolling interest of Principal Equityholders	$859,430

(1)	See Note (1) to note (1), above.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations covers the years in the three-year period ended December 31, 2012.

The discussion and analysis of historical periods prior to July 12, 2011 do not reflect the significant impact of the Acquisition and Financing Transactions. You should read the following discussion together with the financial statements, including the unaudited pro forma consolidated financial information and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements whenever they appear in this prospectus. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those we discuss under “Risk Factors” and elsewhere in this prospectus. You should read “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

In addition, all of the historical financial data presented in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” do not give effect to the Reorganization Transactions and therefore may not be representative of our financial condition for periods following the Reorganization Transactions and this offering. You should read “Prospectus Summary—Summary Historical And Pro Forma Consolidated Financial And Other Information,” “Unaudited Pro Forma Consolidated Financial Information” and “Selected Consolidated Financial Data.”

References to the information or results of “unconsolidated joint ventures” refer to our proportionate share of unconsolidated homebuilding joint ventures in Canada.

Business Overview

Upon completion of this offering, we will be one of the largest public homebuilders in North America. Headquartered in Scottsdale, Arizona, we build single-family detached and attached homes and develop land, which includes lifestyle and master-planned communities. We are proud of our legacy of more than 75 years in the homebuilding industry, having originally commenced homebuilding operations in 1936. We operate under our Taylor Morrison and Darling Homes brands in the United States and under our Monarch brand in Canada.

Our business is organized into three geographic regions: East, West and Canada, which regions accounted for 46%, 37% and 17%, respectively, of our net sales orders (excluding unconsolidated joint ventures) for the year ended December 31, 2012. Our East region consists of our Houston, Austin, Dallas, North Florida and West Florida divisions. Because we added our Dallas operations through the acquisition of the assets of Darling on December 31, 2012, the historical results of operations presented in this section do not reflect the historical results of Darling for the periods discussed. Our West region consists of our Phoenix, Northern California, Southern California and Denver divisions. Our Canada region consists of our operations within the province of Ontario, primarily in the GTA and also in Ottawa and Kitchener-Waterloo, and offers both single-family and high-rise communities.

In all of our markets, we build and sell a broad and innovative mix of homes across a wide range of price points. Our emphasis is on designing, building and selling homes to move-up buyers. We are well-positioned in our markets with a top-10 market share (based on 2012 home closings as reported by Hanley Wood and 2012 home sales as reported by Real Net Canada) in 15 of our 19 total markets.

During the year ended December 31, 2012, we closed 4,014 homes, comprised of 2,933 homes in the United States and 1,081 in Canada, including 232 homes in unconsolidated joint ventures, with an average sales price across North America of $364,000. During the same period, we generated $1.4 billion in revenues, $430.8 million in net income and $228.8 million in Adjusted EBITDA (for a discussion of how we calculate Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income attributable to owners, see footnote 4 in “Prospectus Summary—Summary Historical and Pro Forma Consolidated Financial and Other Information”). In the United States, for the year ended December 31, 2012, our sales orders increased approximately 45.8% as compared to 2011, and we averaged 3.1 sales per active selling community per month compared to an average of 2.5 sales per active selling community per month for the same period in 2011. As of December 31, 2012, we offered homes in 129 active selling communities, including seven in unconsolidated joint ventures and had a backlog of 4,112 homes sold but not closed, including 909 homes in unconsolidated joint ventures, with an associated backlog sales value of approximately $1.4 billion, including $313.3 million in unconsolidated joint ventures.

In 2011, we closed 3,920 units, comprised of 2,327 units in the United States and 1,593 units in Canada, including 55 units in unconsolidated joint ventures, with a Company-wide average sales price of $347,000. During the same period, we generated $1.3 billion in revenues, $71.5 million in net income and $187.1 million in Adjusted EBITDA, in each case based on the arithmetically combined predecessor/successor periods. As of December 31, 2011, we offered homes in 135 active selling communities and had a backlog of 2,965 homes sold but not closed, including 781 in unconsolidated joint ventures, with an associated backlog sales value of approximately $982.5 million, including $249.5 million in unconsolidated joint ventures.

We generate revenue primarily through sales of detached and attached homes and condominium units as well as through sales of land and the operations of our mortgage subsidiary, TMHF. We recognize revenue on detached and attached homes when the homes are completed and delivered to the buyers. We recognize revenue on the majority of our high-rise condominiums at the time of occupancy. We also recognize revenue when buyer deposits are forfeited.

Our primary costs are the acquisition of land in various stages of development and the construction costs of the homes and condominiums we sell (including capitalized interest, real estate taxes and related development costs). Home construction costs are accumulated and charged to cost of sales based on the construction cost of the home being sold. Land acquisition, development, interest, taxes, overhead and condominium construction costs are allocated to homes and units using methods that approximate the relative sales value.

Unlike most of our public homebuilding peers, as of the date of the Acquisition in July 2011, the balance sheet carrying value of our entire U.S. and Canadian inventory was adjusted to fair market value. Giving effect to the Acquisition-related purchase accounting adjustments and previous impairments, the carrying value of our U.S. inventory represented 52% of its original cost. We believe the combination of inventory valuation, coupled with recent high-quality land acquisitions, results in a cost basis in land that will contribute to our continued profitability and strong margins.

Strategy

Because the housing market is cyclical, and home price movement between the peak and trough of the cycle can be significant, we seek to adhere to our core operating principles through these cycles to drive consistent long-term performance.

Based on our current land position, we expect to drive revenue by opening new communities from our existing land supply. Our land supply provides us with the opportunity to increase our community count on a net basis by approximately 50% in 2013 and 30% in 2014. We also currently own or have an option to purchase over 95% of the land on which we expect to close homes during 2013 and 2014. We expect that most of the communities we will open during the next twelve months will be in our Phoenix, West Florida and Houston markets in response to increased demand by consumers in those markets.

Because a significant portion of our land supply was purchased at low price points during the recent downturn in the housing cycle and because our entire land inventory was adjusted to fair market value at the time of the Acquisition, we expect to continue our revenue growth and strong gross margin performance in our U.S. communities.

Our approach to land supply management in our East and West regions has historically been to acquire land that has attractive characteristics, including good access to schools, shopping, recreation and transportation facilities. In connection with our overall land inventory management process, our management team reviews these considerations, as well as other financial metrics, in order to decide the highest and best use of our land assets. Historically, land dispositions have not had a material effect on our overall results of operations, but may impact overall margins.

We intend to maintain a consistent approach to land positioning within our regions, markets and communities in the foreseeable future in an effort to concentrate a greater amount of our land inventory in areas that have the attractive characteristics referred to above. We also intend to continue to combine our land development expertise with our homebuilding operations to increase the flexibility of our business, to enhance our margin performance and to control the timing of delivery of lots.

Over the next twelve months our goal is to further focus our offerings on targeted customer groups. We aim to identify the preferences of our target customer and demographic groups and offer them innovative, high-quality homes that are efficient and profitable to build. To achieve this goal, we intend to continue our market research to determine preferences of our customer groups.

We will also seek to grow through selective acquisitions in both existing markets and new markets that exhibit positive long-term fundamentals. For example, on December 31, 2012 we acquired Darling, a Texas- based homebuilder, which gives us a presence in the Dallas market and expands our presence in the Houston market. See “Summary—Recent Developments.” In connection with our growth strategy over the near term, we intend to opportunistically access the debt and equity capital markets. For instance, following this offering, we expect to opportunistically raise up to an additional $500.0 million of debt capital to help fund the growth of our business, subject to market and other conditions. We would expect to use the proceeds of any such financing for general corporate purposes and to fund future growth.

Factors Affecting Comparability of Results

You should read this Management’s Discussion and Analysis of our Financial Condition and Results of Operations in conjunction with our historical consolidated financial statements included elsewhere in this prospectus. Below are the period-to-period comparisons of our historical results and the analysis of our financial condition. In addition to the impact of the matters discussed in “Risk Factors,” our future results could differ materially from our historical results due to a variety of factors, including the following:

Liquidity

As a result of the Acquisition, our former parent Taylor Wimpey plc no longer provides financing support for our operations. We therefore rely on our ability to finance our operations by generating operating cash flows, borrowing under our Revolving Credit Facility and our existing Canadian credit facilities or accessing the debt and equity capital markets. We also rely on our independent ability to obtain performance, payment and completion surety bonds, and letters of credit to finance our projects. We believe that we can fund our current and foreseeable liquidity needs from the cash generated from operations and borrowings under our Revolving Credit Facility and our existing Canadian letter of credit facilities. In connection with this offering, we intend to amend our Revolving Credit Facility to increase the revolving credit commitments from $225.0 million to $400.0 million on an unsecured basis. The amendment is expected to include a $200.0 million incremental facility feature which would allow us to increase the aggregate credit commitments to $600.0 million, subject to compliance with certain financial covenants. See “—Overview of Capital Resources and Liquidity” and “Description of Certain Indebtedness—Revolving Credit Facility.”

The Acquisition and Financing Transactions and Basis of Presentation

On July 13, 2011, TMM and its subsidiaries acquired 100% of the issued share capital of TMC and Monarch Corporation for aggregate cash consideration of approximately $1.2 billion. The Acquisition has been accounted for as a purchase under ASC Topic 805, “Business Combinations.” As a result of the change in ownership, our historical financial data for periods prior to the July 13, 2011 Acquisition (the predecessor periods) are derived from

The consideration for the acquisition of the Darling assets included an initial cash payment of $115.0 million, which is subject to post-closing adjustment under certain circumstances. A portion of this amount was financed by $50.0 million of borrowings under our Revolving Credit Facility. Approximately $26.0 million of additional consideration for the acquisition was financed by the sellers. In connection with the preliminary purchase price allocation for the acquisition, we recorded $15.5 million of goodwill and $9.1 million of intangible assets with finite useful lives, consisting of $1.3 million with respect to a trade name, $4.7 million of lot option contracts and land supplier relationships, $0.2 million of favorable leases and $2.9 million of non-compete covenants. Additionally, we incurred $1.8 million of transaction costs which were recorded as other expense. The purchase price allocation for the Darling acquisition is subject to change. Darling operates as part of our East region, so the goodwill recorded as part of the Darling acquisition has been recorded in the East region.

In connection with this offering, we intend to amend and restate the Revolving Credit Facility in order to convert the Revolving Credit Facility into an unsecured facility and increase the aggregate amount of commitments under the Revolving Credit Facility to $400.0 million, of which $200.0 million would be available for letters of credit. We also expect the amendment will permit us to increase the Revolving Credit Facility by up to an additional $200.0 million through an incremental facility. We expect that the amended and restated Revolving Credit Facility will permit us to borrow up to the full commitment amount under the Revolving Credit Facility unless the capitalization ratio as of the most recently ended fiscal quarter exceeds 0.55 to 1.00, in which case borrowing availability under the Revolving Credit Facility will be measured by reference to a borrowing base formula to be calculated quarterly. The amendment will also extend the maturity date of the facility to March 2017. The amended and restated Revolving Credit Facility may include certain financial and restrictive covenants similar to those currently in place, including covenants to maintain net worth and capitalization ratios and to restrict distributions and the incurrence of liens. See “Description of Certain Indebtedness—Revolving Credit Facility.” There can be no assurance that we will successfully amend and restate the Revolving Credit Facility on these terms or at all.

Based on currently available information, we believe our U.S. net sales orders for the two months ended February 28, 2013 totaled 888 homes, representing a 71% increase as compared to the same period in 2012. We believe our consolidated net sales orders totaled 976 homes for the two months ended February 28, 2013, representing a 47% increase as compared to the same period in 2012. We estimate that we had 498 home closings in the United States for the two months ended February 28, 2013, an 84% increase over the same period in 2012, and 539 home closings on a consolidated basis, a 40% increase over the same period in 2012.

Also based on currently available information, we believe that our U.S. backlog of homes sold but not closed as of February 28, 2013 increased by 128% as compared to our U.S. backlog of 2,254 homes sold but not closed as of February 28, 2012. We believe our consolidated backlog was 4,547 homes as of February 28, 2013, a 31% increase over our consolidated backlog as of February 28, 2012. We believe that the sales value of our U.S. backlog increased by 218% to $895.9 million and that we expect the value of our consolidated backlog increased by 117% to $1.6 billion, each from February 28, 2012 to February 28, 2013.

The preliminary financial and other data set forth in this section has been prepared by, and is the responsibility of, our management. The foregoing information and estimates have not been compiled or examined by our independent auditors nor have our independent auditors performed any procedures with respect to this information or expressed any opinion or any form of assurance on such information. In addition, the foregoing information and estimates are subject to revision as we prepare our financial statements and other disclosures as of and for the three months ending March 31, 2013, including all disclosures required by U.S. GAAP. Because we have not completed our normal quarterly closing and review procedures for the three months ending March 31, 2013, and subsequent events may occur that require material adjustments to these results, the final results and other disclosures for the three months ending March 31, 2013 may differ materially from these estimates. These estimates should not be viewed as a substitute for full financial statements prepared in accordance with U.S. GAAP or as a measure of performance. In addition, these estimated results of operations and other data are not necessarily indicative of the results to be achieved for the full quarter ending March 31, 2013 any future period. See “Special Note Regarding Forward-looking Statements.”

Exchange of Class J Units in TMM

At the consummation of this offering, we estimate that we will record a one-time non-cash charge that is estimated to be $76.4 million (based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and other factors) relating to the exchange of Class J Units in TMM (described in Note 19 to our audited consolidated and combined financial statements included elsewhere in this prospectus) for Class J Units in the TPG and Oaktree holding vehicles. The charge is reflected on our unaudited pro forma consolidated balance sheet and is offset in the noncontrolling interest of TMHC. The services agreement between TMM and the holders of the Class J Units will be terminated and will not be replaced.

Non-GAAP Measures

In addition to the results reported in accordance with U.S. GAAP, we have provided information in this prospectus relating to “adjusted home closings gross margin,” “EBITDA,” “Adjusted EBITDA” and the results of “unconsolidated joint ventures.”

Results of unconsolidated joint ventures

References to the information or results of “unconsolidated joint ventures” refer to our proportionate share of unconsolidated joint ventures in Canada and are included as non-GAAP measures because they are accounted for under the equity method. We believe that such results are useful to investors as an indication of the level of business activity of our joint ventures in Canada as well as the potential for cash and revenue generation from those joint ventures.

Adjusted gross margins

We calculate adjusted gross margin from U.S. GAAP gross margin by adding impairment charges attributable to the write-down of operating communities and the amortization of capitalized interest through cost of revenue. We also discuss adjusted home closings gross margin, which is calculated by adding back to home closings gross margin the capitalized interest amortization and impairment charges related to the homes closed. Adjusted land closings gross margin is calculated similarly. Management uses our adjusted gross margin measures to evaluate our performance on a consolidated basis as well as the performance of our regions. We believe these adjusted gross margins are relevant and useful to investors for evaluating our performance. These measures are considered non-GAAP financial measures and should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures as measures of our operating performance. Although other companies in the homebuilding industry report similar information, the methods used may differ. We urge investors to understand the methods used by other companies in the homebuilding industry to calculate gross margins and any adjustments to such amounts before comparing our measures to those of such other companies.

Adjusted EBITDA

Adjusted EBITDA measures performance by adjusting net income (loss) to exclude interest, income taxes, depreciation and amortization (“EBITDA”), management fees for certain legal, administrative and other related back-office functions paid prior to the Acquisition to Taylor Wimpey plc, our former parent, and management fees to our Principal Equityholders following the Acquisition, land inventory impairments, lot option write-offs related to non-exercised lot options, stock option expenses related to stock options linked to the stock of Taylor Wimpey plc, non-cash compensation expenses, the reversal of the 2007 severance and restructuring accrual related to the merger of our predecessor companies (Taylor Woodrow and Morrison Homes), royalties for certain intellectual property rights paid to Taylor Wimpey plc prior to the Acquisition, expenses related to the early extinguishment of debt and transaction fees, expenses and indemnification losses related to the Acquisition. Management believes that the presentation of Adjusted EBITDA provides useful information to investors alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on our EBITDA-based measures or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our consolidated financial statements and related notes included elsewhere in this prospectus.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Successor	Arithmetically Combined (Predecessor/ Successor)	Successor	Predecessor
(in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	July 13 to December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
		(unaudited)
Statement of Operations Data:
Home closings revenue	$1,369,452	$1,331,285	$731,216	$600,069	$1,273,160
Land closings revenue	44,408	24,296	10,657	13,639	12,116
Financial services revenue	21,861	14,606	8,579	6,027	12,591

Total revenues	1,435,721	1,370,187	750,452	619,735	1,297,867

Cost of home closings	1,077,525	1,066,425	591,891	474,534	1,003,172
Cost of land closings	35,884	15,716	8,583	7,133	6,028
Inventory impairments	—	—	—	—	4,054
Mortgage Operations expenses	11,266	8,313	4,495	3,818	7,246

Operating Gross margin	311,046	279,733	145,483	134,250	277,367

Sales, commissions, and other marketing costs	80,907	76,442	36,316	40,126	85,141
General and administrative expenses	60,444	68,626	32,883	35,743	66,232
Equity in net income of unconsolidated entities	(22,964)	(8,050)	(5,247)	(2,803)	(5,319)
Interest expense (income), net	(2,446)	(2,926)	(3,867)	941	40,238
Transaction expenses	—	39,442	39,442	—	—
Indemnification expense	13,034	12,850	12,850	—	—
Other (income) expense, net	3,567	(8,350)	2,308	(10,658)	2,351
Loss on extinguishment of debt	7,953	—	—	—	—

Income before income taxes	170,551	101,699	30,798	70,901	88,724
Income tax (benefit) provision	(260,297)	24,912	4,031	20,881	(1,878)

Net income	430,848	76,787	26,767	50,020	90,602
Net income attributable to noncontrolling interests	(28)	(5,300)	(1,178)	(4,122)	(3,235)

Net income attributable to owners	$430,820	$71,487	$25,589	$45,898	$87,367

For additional information on pro forma adjustments, see “Unaudited Pro Forma Consolidated Financial Information.”

Key Results

Key financial results as of and for the year ended December 31, 2012, as compared to the same period in 2011 (on an arithmetically combined predecessor/successor basis), were as follows:

•

Net sales orders increased 17% from 4,129 homes (including 145 homes in unconsolidated joint ventures) to 4,843 homes (including 361 homes in unconsolidated joint ventures). Our East region increased, from 1,617 homes to 2,077 homes, while our West region increased from 947 homes to 1,661 homes. Our Canada region, including our share of joint ventures, decreased from 1,565 to 892 homes.

•

Homes closed increased 2% from 3,920 homes (including 55 homes in unconsolidated joint ventures) to 4,014 homes (including 232 homes in unconsolidated joint ventures), with an increase in the average selling price of those homes closed of 5% to $364,000.

•	Total revenues (home closings, land closings and financial services) increased 4.8%, from $1.370 billion to $1.436 billion.

•	Total operating gross margin increased from 20.4% to 21.7%.

•

SG&A (including overhead on direct selling costs and other marketing costs) decreased 2.5% from $145.1 million to $141.4 million, and SG&A as a percentage of total revenues declined from 10.6% to 9.8%.

•	No inventory impairments were recorded in 2012 or 2011.

•	Adjusted EBITDA was $228.8 million for the year ended December 31, 2012, compared to $187.1 million in the corresponding prior year period.

•

Sales order backlog, increased 48% to $1.4 billion (including $313.3 million of unconsolidated joint venture backlog). This amount includes $326.9 million of high-rise closings scheduled to be completed after December 31, 2013.

•	Cash and cash equivalents totaled $300.6 million, compared to $279.3 million at December 31, 2011.

•	Total owned and controlled lots increased 38.1% to 43,987 lots as compared to December 31, 2011.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Data for the year ended December 31, 2011 represent the arithmetic sum of predecessor and successor results while data for the year ended December 31, 2012 represent successor results, except where noted.

Average Active Selling Communities

	Year Ended December 31,
	2012	2011	Change
East	74.6	82.6	(9.7)%
West	33.2	37.6	(11.7)
Canada	14.0	14.4	(3.1)

Subtotal	121.8	134.6	(9.5)
Unconsolidated joint ventures(1)	6.9	5.3	30.5

Total	128.7	139.9	(8.0)%

(1)	Represents the average number of total communities in which our joint ventures were actively selling during the period.

Average active selling communities declined 8.0% from the year ended December 31, 2011 to the year ended December 31, 2012 with the largest decrease in the West region, primarily due to the close out of some vintage selling communities during the ordinary course of business and the timing of new community openings coming to market. We expect to open new communities throughout all of our markets during 2013, mostly in our West Florida, Phoenix and Houston divisions, where demand and our land positions afford us the opportunity. We expect to recognize home closings in 2013 from the communities we open during that period.

Net Sales Orders

	Years Ended December 31,
(Dollars in thousands )(1)	Net Homes Sold			Sales Value			Average Selling Price
	2012	2011	Change	2012	2011	Change	2012	2011	Change
East	2,077	1,617	28.4%	$692,287	$498,445	38.9%	$333	$308	8.1
West	1,661	947	75.4	612,428	320,907	90.8	369	339	8.8
Canada	744	1,420	(47.6)	309,584	512,037	(39.5)	416	361	15.4

Subtotal	4,482	3,984	12.5	1,614,299	1,331,389	21.2	360	334	7.8
Unconsolidated joint ventures(2)	361	145	148.6	83,075	32,876	152.7	230	227	1.6

Total	4,843	4,129	17.3	$1,697,374	$1,364,265	24.4	$351	$330	6.1

Canada (CAD$)	744	1,420	(47.6)	308,605	506,196	(39.0)	415	356	16.4
Canada JV proportionate share (CAD$)	361	145	148.6%	$83,075	$32,501	152.7%	$228	$224	1.6%

(1)	Net sales orders represent the number and dollar value of new sales contracts executed with customers. High-rise sales are generally not recognized until a building is approved for construction. High-rise sales typically do not close in the year sold. Other sales are recognized after a contract is signed and the rescission period has ended.
(2)	Includes only proportionate share of unconsolidated joint ventures.

Sales Order Cancellations—Units

	Years Ended December 31,
	Cancelled Sales Orders		Cancellation Rate(1)
	2012	2011	2012	2011
East	363	319	14.9%	16.5%
West	243	194	12.8	17.0
Canada	19	12	2.5	0.8

Subtotal/weighted average	625	525	12.2	11.6
Unconsolidated joint ventures(2)	6	2	3.9	1.4

Total/weighted average	631	527	12.0%	11.3%

(1)	Cancellation rate represents the number of cancelled sales orders divided by gross sales orders.
(2)	Includes only proportionate share of unconsolidated joint ventures.

The value of net sales orders, including those of unconsolidated joint ventures, increased by 24.4% to $1.697 billion (4,843 homes) in the year ended December 31, 2012, from $1.364 billion (4,129 homes) in the year ended December 31, 2011. The number of net sales orders, including those of unconsolidated joint ventures, increased 17.3% in the year ended December 31, 2012 compared to the year ended December 31, 2011. These results were impacted by the strong demand in the spring and summer selling seasons in 2012, during which we benefited from higher selling prices as consumers in the market gained confidence in the values present in the marketplace. The apparent settling and recovery of the market in the United States in areas such as Phoenix, West Florida and Northern California resulted in an increase in the number of units sold and related revenue for

Land closings revenue increased 82.8% to $44.4 million in the year ended December 31, 2012, from $24.3 million in the year ended December 31, 2011. We generally purchase land and lots with the intent to build and sell homes on them. Nevertheless, in some locations where we act as a developer, we occasionally purchase land that includes commercially zoned parcels, which we typically sell to commercial developers, and we also sell residential lots or land parcels to manage our land and lot supply. Land and lot sales occur at various intervals and varying degrees of profitability. Therefore, the revenue and gross margin from land closings fluctuate from period to period.

Home Closings Gross Margin

The following table sets forth a reconciliation between our home closings gross margin and our adjusted home closings gross margin. Adjusted gross margins are non-GAAP financial measures calculated based on gross margins, excluding impairments and capitalized interest amortization. See “—Non-GAAP Measures—Adjusted Gross Margins.”

	Successor	Combined	Successor	Predecessor
($ in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	July 13 to December 31, 2011	January 1 to July 12, 2011
Home closings revenue	$1,369,452	$1,331,285	$731,216	$600,069
Home closings cost of revenue	1,077,525	1,066,425	591,891	474,534

Home closings gross margin	291,927	264,860	139,325	125,535
Capitalized interest amortization	28,757	28,496	9,531	18,965

Adjusted home closings gross margin	$320,684	$293,356	$148,856	$144,500

Home closings gross margin %	21.3%	19.9%	19.1%	20.9%
Adjusted home closings gross margin %	23.4%	22.0%	20.4%	24.1%

Our home closings gross margin increased in the year ended December 31, 2012 to $291.9 million, from $264.9 million in the year ended December 31, 2011. The earned housing profit recognized in connection with the Acquisition impacted 2012 by $6.9 million of margin that would have been contributed to 2012, compared to $38.1 million for the 2011 period. Earned housing profit represents the fair value adjustment to work in process for inventory in construction at the time of the Acquisition. As a percentage of revenue, our home closings gross margin increased 140 basis points, to 21.3% in the year ended December 31, 2012 from 19.9% in the year ended December 31, 2011. The increase in home closings gross margin in the year ended December 31, 2012 was primarily due to a shift to higher margin product mix across our markets, but particularly in the Northern California, Phoenix and Houston markets, where our move-up homes produced higher margins in the improving markets. Consumer demand in these areas, as well as in certain other markets in which we operate, allowed price increases and we were able to achieve higher margins than in the prior year period.

Adjusted home closings gross margin increased by 9.3% to $320.7 million in the year ended December 31, 2012, from $293.4 million in the year ended December 31, 2011, and as a percentage of home closings revenue increased 140 basis points, to 23.4%. The increase in adjusted home closings gross margin was primarily due to our increased margins in Canada, where we recognized an increase from product mix, and to a lesser extent our West region’s Phoenix and Northern California divisions. We generally recognize lower margins in our Phoenix division due to lower consumer price points and specification levels associated with our Phoenix product mix.

Segment Gross Margins

East Region

The following table sets forth a reconciliation between our East region gross margins (home closings, land closings and home and land closings) and our corresponding East region adjusted gross margins. See “—Non-GAAP Measures—Adjusted Gross Margins.”

	Successor	Combined	Successor	Predecessor
($ in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	July 13 to December 31, 2011	January 1 to July 12, 2011
Home Closings
Home closings revenue	$529,686	$417,182	$237,654	$179,528
Home closings cost of revenue	421,204	334,523	190,486	144,037

Home closings gross margin	108,482	82,659	47,168	35,491
Capitalized interest amortization	9,409	9,837	2,514	7,323

Adjusted home closings gross margin	$117,891	$92,496	$49,682	$42,814

Home closings gross margin %	20.5%	19.8%	19.8%	19.8%
Adjusted home closings gross margin %	22.3%	22.2%	20.9%	23.8%

Land Closings
Land closings revenue	$28,837	$22,531	$9,212	$13,319
Land closings costs of revenues	25,895	13,823	7,207	6,616

Land gross margin	2,942	8,708	2,005	6,703

Capitalized interest amortization	1,497	1,004	583	421

Land adjusted gross margin	$4,439	$9,712	$2,588	$7,124

Land gross margin %	10.2%	38.6%	21.8%	50.3%
Land adjusted gross margin %	15.4%	43.1%	28.1%	53.5%

Home and Land Closings
Home and land closings revenue	$558,523	$439,713	$246,866	$192,847
Home and land cost of revenue	447,099	348,346	197,693	150,653

Gross margin	111,424	91,367	49,173	42,194

Capitalized interest amortization	10,906	10,841	3,097	7,744

Adjusted gross margin	$122,330	$102,208	$52,270	$49,938

Gross margin %	19.9%	20.8%	19.9%	21.9%
Adjusted gross margin %	21.9%	23.2%	21.2%	25.9%

For the year ended December 31, 2012, home closings revenue in the East region increased by 27.0% compared to the year ended December 31, 2011, driven by an increase in home closing units of 13.8% to 1,661 units, compared to 1,460 units the same period of 2011. Average home closings sales price in the East region increased to $319,000, from $286,000 a year earlier. Net homes sold increased by 28.4% to 2,077 units, compared to 1,617 units a year ago, driving sales order value higher by 38.9% to $692.3 million compared to $498.4 million for the year ended December 31, 2011 with an average sales price increasing by $25,000, or 8.1%. The number of average active selling communities in the East region was 9.7% lower in 2012 than in 2011 as the region was able to close out of several legacy communities as market conditions improved. The East region also had an increase in the average monthly sales pace to 2.3 homes per community in 2012, from 1.6 homes per community in 2011. Sales order cancellation rates were 14.9% and 16.5% in the East region for the years ended December 31, 2012 and 2011, respectively. Overall, the improvement in East region home closings revenue, sales prices and sales pace has been due primarily to our well-located land positions and our consumer-driven offerings. Management in the region continues to market its offerings and diligently look to reduce customer incentives and other promotions and increase sales prices as market conditions allow. Our experiences to date show continued stability in the Houston and Austin, Texas markets and a positive recovery in the Florida markets that bolstered our backlog.

During the year ended December 31, 2012, home closings gross margin for the East region was 20.5%, compared to 19.8% for the year ended December 31, 2011. East region adjusted home closings gross margin was 22.3% in 2012 compared to 22.2% for 2011. The recovery and improved stabilization of the West Florida market, which has generally tended to generate lower margins within the East region, began when consumer demand returned and we were able to leverage land with a low cost basis and produce homes at a higher price point than in the prior year. The Houston market improved from the prior year, as we were able to increase prices on our move-up offerings and maintain stable land and construction costs. In addition, we were able to increase prices on average in the East region by 11.6% in 2012. As a result of the above factors, East region home closings gross margin and adjusted home closings gross margin increased in 2012, compared to 2011. To the extent that the overall U.S. economic recovery and, in particular, the housing market recovery in our East region markets continues, we expect that our margin performance will continue to be favorable.

Land revenue in the East region was $28.8 million in 2012 compared to $22.5 million in 2011. Land sales during the year were the result of planned dispositions and strategic opportunities to monetize those assets where the highest and best use warranted sale. Land closings revenue in 2011 was primarily generated from sales at our consolidated Steiner Ranch Joint Venture in Austin, Texas, and in 2012 at Steiner Ranch and our Old Mill Preserve community in West Florida. Land closings gross margin percentage decreased in 2012 to 10.2% compared to 38.6% 2011, and adjusted land closings gross margin percentage decreased in 2012 to 15.4% from 43.1% in 2011. These decreases were largely due to Acquisition-related purchase accounting increases in the carrying values of the relevant lots that were sold.

$(2.4) million and $(2.9) million, respectively. While we had a higher level of cash and cash equivalents during 2012 than in 2011, Taylor Wimpey plc paid interest on certain cash deposits it held on our behalf in the 2011 period, which did not occur in 2012.

Other (Income) Expense, net

Other (income) expense, net for the year ended December 31, 2012 was $3.6 million of expense as compared to ($8.4) million of income in the year ended December 31, 2011. The increase in expense is primarily driven by increased insurance losses from our captive insurance company of $2.1 million, and to a lesser extent, $1.8 million of acquisition costs related to our acquisition of Darling and reduced golf course fees of $1.4 million and general contracting fees of $1.2 million.

Loss on Extinguishment of Debt

During 2012, we prepaid $350.0 million of the Sponsor Loan with proceeds from the senior notes. The remaining $150.0 million of the Sponsor Loan was exchanged for equity interests. The Sponsor Loans that were retired had been borrowed at a discount of 2.5%, consequently, the $7.9 million of unamortized portion of the discount was written off during 2012 to expense.

Income Tax (Benefit) Expense

Income tax expense for December 31, 2012 was a $260.3 million income tax benefit compared to a $24.9 million income tax expense for the comparable period in 2011. Our Canadian operations generated taxable income in each period and recorded tax expense at their effective rate. In the year ended December 31, 2012, our U.S. operations recorded a benefit primarily related to the reversal of prior valuation allowances on deferred tax assets of $334.6 million as we achieved a three year cumulative profit in the fourth quarter. The prospects of continued profitability and growth were further supported by a strong order backlog and sufficient balance sheet liquidity to sustain and grow operations as of December 31, 2012. In addition there was other evidence supporting the reversal of uncertain tax positions under ASC Topic 740, “Income Taxes” that we effectively settled with the IRS during the period in the amount of $15.0 million. In the year ended December 31, 2011, our U.S. operations recorded benefits primarily related to reversal of prior uncertain tax positions under ASC Topic 740, “Income Taxes” that we effectively settled with the IRS during the periods and expense related to interest on those uncertain positions.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Data for 2011 is presented on an arithmetically combined predecessor/successor basis, except where noted.

Average Active Selling Communities

	2011	2010	% Change
East	82.6	79.2	4.3%
West	37.6	48.1	(21.9)
Canada	14.4	15.6	(7.7)

Subtotal	134.6	143.0	(5.9)
Unconsolidated joint ventures(1)	5.3	5.8	(8.7)

Total	139.8	148.7	(6.0)%

(1)	Represents the average number of total communities in which our joint ventures were actively selling over such time period.

Average active selling communities declined 6.0% from 2010 to 2011 with the largest decrease in the West, primarily related to closeout communities as part of our ordinary course repositioning of the land portfolio out of less desirable submarkets to submarkets that exhibit the attractive characteristics we believe our customers want, such as good access to schools, shopping, recreation and transportation facilities.

Land closings revenue increased in 2011 compared to 2010 due to sales at our consolidated Steiner Ranch Joint Venture in Austin, Texas. Land closings gross margin percentage decreased in 2011 to 38.6% from 57.6% in 2010, and adjusted land closings gross margin percentage decreased in 2011 to 43.1% from 59.9% in 2011. These decreases were largely due to Acquisition-related purchase accounting increases in the carrying values of the relevant lots.

West Region

The following table sets forth a reconciliation between our West region gross margins (home closings, land closings and home and land closings) and our corresponding West region adjusted gross margins. See “—Non-GAAP Measures—Adjusted Gross Margins.”

	Successor	Combined	Predecessor
($ in thousands)	July 13 to December 31, 2011	Year Ended December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
Home Closings
Home closings revenue	$152,552	$294,810	$142,258	$319,641
Home closings cost of revenue and impairments(a)	129,654	252,122	122,468	271,735

Home closings gross margin	22,898	42,688	19,790	47,906
Add:
Impairments	—	—	—	2,006
Capitalized interest amortization	1,895	12,713	10,818	22,980

West region adjusted home closings gross margin	$24,793	$55,401	$30,608	$72,892

Home closings gross margin %	15.0%	14.5%	13.9%	15.0%
Adjusted home closings gross margin %	16.3%	18.8%	21.5%	22.8%

Land Closings
Land closings revenue	$1,445	$1,765	$320	$—
Land closings cost of revenue and impairment	1,367	1,406	39	2,048

Land gross margin	78	395	281	(2,048)

Impairments	—	—	—	2,048
Capitalized interest amortization	—	36	36	—

Land adjusted gross margin	$78	$395	$317	$—

Land gross margin %	5.4%	20.3%	87.8%
Land adjusted gross margin	5.4%	22.4%	99.1%

Home and Land Closings
Home and land closings revenue	$153,997	$296,575	$142,578	$319,641
Home and land cost of revenue and impairments(a)	131,021	253,528	122,507	273,782

Gross margin	22,976	43,047	20,071	45,859

Impairments	—	—	—	4,054
Capitalized interest amortization	1,895	12,749	10,854	22,980

Adjusted gross margin	$24,871	$55,796	$30,925	$72,893

Gross margin %	14.9%	14.5%	14.1%	14.3%
Adjusted gross margin %	16.2%	18.8%	21.7%	22.8%

(a)	Includes impairments attributable to write-downs of operating companies and interest amortized through cost of home closings.

West region home closings gross margin declined in 2011 to $42.7 million, from $45.9 million in 2010. As a percentage of revenue, West region home closings gross margin increased 20 bps, to 14.5% in 2011 from 14.3% in 2010.

West region adjusted home closings gross margin decreased by 24.0%, to $55.4 million in 2011, from $72.9 million in 2010. The decrease in both home closings gross margin and adjusted home closings gross margin was primarily a result of the decrease in homes closed as well as the impact of purchase accounting. The decrease in adjusted home closings gross margin percentage was 400 bps, to 18.8% in 2011 from 22.8% in 2010, and resulted primarily from the negative impact of purchase accounting on home inventory under construction at the date of the Acquisition. Decreased margin related to purchase accounting adjustments for homes under construction at July 31, 2011 totaled $7.8 million. Additionally, the product mix of homes shifted from communities in our higher-margin California markets to our Phoenix markets. West region land closings revenue was not significant in either 2010 or 2011.

Canada

The following table sets forth a reconciliation between our Canada gross margins (home closings, land closings and home and land closings) and our corresponding Canada adjusted gross margins. See “—Non-GAAP Measures—Adjusted Gross Margins.”

	Successor	Combined	Predecessor
($ in thousands)	July 13 to December 31, 2011	Year Ended December 31, 2011	January 1 to July 12, 2011	Year Ended December 31, 2010
Home Closings
Home closings revenue	$341,010	$619,293	$278,283	$570,236
Home closings cost of revenue	271,761	479,717	207,956	426,805

Home closings gross margin	69,249	139,576	70,327	143,431
Add:
Capitalized interest amortization	5,122	5,946	824	—

Adjusted home closings gross margin	$74,371	$145,522	$71,151	$143,431

Home closings gross margin %	20.3%	22.5%	25.3%	25.2%
Adjusted home closings gross margin %	21.8%	23.5%	25.6%	25.2%

Land Closings
Land closings revenue	$—	$—	$—	$4,891
Land closings cost of revenues	—	—	—	2,964

Land gross margin	$—	$—	$—	$1,927
Capitalized interest amortization	—	—	—	—

Land adjusted gross margin	$—	$—	$—	$1,927

Land gross margin %	N/A	N/A	N/A	39.4%
Land adjusted gross margin %	N/A	N/A	N/A	39.4%

Home and Land Closings
Home and land closings revenue	$341,010	$619,293	$278,283	$575,127
Home and land cost of revenue	271,760	479,717	207,957	429,769

Gross margin	69,250	139,576	70,326	145,358
Capitalized interest amortization	5,122	5,946	824	—

Adjusted gross margin	$74,372	$145,522	$71,150	$145,358

Gross margin %	20.3%	22.5%	25.3%	25.3%
Adjusted gross margin %	21.8%	23.5%	25.6%	25.3%

July 13, 2016. The applicable margin for (a) any Eurodollar Rate Loan or CDOR Rate Loan is 3.25% per annum, payable on the last date of each applicable interest period or at the end of each three-month period if the applicable interest period is longer than three months and (b) any Base Rate Loan or Canadian Prime Rate Loan, 2.25% per annum, payable quarterly. There is a fee of 0.75% per annum on the commitments under the Revolving Credit Facility (whether drawn or undrawn), payable quarterly in arrears, and subject to a 25 basis point reduction based upon the achievement of a specified capitalization ratio. The borrowers have the right to make “amend and extend” offers to lenders of a particular class.

Under the terms of the Revolving Credit Facility, we have the ability to issue letters of credit. Borrowing availability is reduced by the amount of letters of credit outstanding. As of December 31, 2012, there were $50.0 million of borrowings under the Revolving Credit Facility and $11.2 million of letters of credit issued under the Revolving Credit Facility, leaving $163.8 million of availability for borrowing based on our $225.0 million of total commitments as of December 31, 2012. As of December 31, 2012, we had increased the total amount of commitments under the Revolving Credit Facility from $125.0 million to $225.0 million. In connection with this offering, we intend to amend the Revolving Credit Facility to further increase the aggregate credit commitments from $225.0 million to $400.0 million on an unsecured basis. The amendment is expected include a $200.0 million incremental facility feature that would allow us to increase the aggregate credit commitments to $600.0 million, subject to compliance with certain financial covenants.

The Revolving Credit Facility contains certain “springing” financial covenants. In the event that, either there are (a) any loans outstanding thereunder on the last day of any fiscal quarter or on more than five separate days of such fiscal quarter or (b) any unreimbursed letters of credit thereunder on the last day of such fiscal quarter or for more than five consecutive days of such fiscal quarter, we will be required to, in respect of such fiscal quarter, comply with a maximum capitalization ratio test as well as a minimum interest coverage ratio test. As of December 31, 2012, our capitalization ratio (as defined in the Revolving Credit Facility) was 45% (compared with the requirement not to exceed 60%) while our interest coverage ratio (as defined in the Revolving Credit Facility) for the twelve-month period then ended was 3.83 to 1.0 (compared with the requirement not to fall below 1.75 to 1.0). For purposes of determining compliance with the financial covenants for any fiscal quarter, TMM may exercise an equity cure by issuing certain permitted securities for cash or otherwise receiving cash contributions to its capital that will, upon the contribution of such cash to TMC and/or Monarch Corporation, be included in the calculation of consolidated adjusted EBITDA and consolidated total capitalization. The equity cure right may not be exercised more than twice in any period of four consecutive fiscal quarters and may not be exercised more than five times during the term of the facility.

Senior Notes

On April 13, 2012, the Operating Subsidiaries issued $550.0 million in aggregate principal amount of 7.750% Senior Notes due 2020. A portion of the net proceeds of the senior notes was used to repay $350.0 million of the Sponsor Loan and the remainder was used for general corporate purposes. The senior notes are unsecured and guaranteed by TMM and certain of TMM’s domestic subsidiaries. On August 21, 2012, the Operating Subsidiaries issued an additional $125.0 million in aggregate principal amount of the senior notes under the same indenture.

The indenture governing the senior notes contains covenants that limit the ability of the Operating Subsidiaries, TMM and certain of their subsidiaries to, among other things, sell assets, pay dividends or make other distributions on capital stock or make payments in respect of subordinated indebtedness, make investments, incur additional indebtedness or issue preferred stock, create certain liens, enter into agreements that restrict dividends or other payments from certain restricted subsidiaries, consolidate, merge or transfer all or substantially all of their assets, engage in transactions with affiliates and create additional, unrestricted subsidiaries. The senior notes are also subject to a requirement that we offer to purchase the senior notes at par with certain proceeds of asset sales (to the extent not applied in accordance with the senior notes indenture). We are also required to offer to purchase all of the outstanding senior notes at 101% of their aggregate principal amount upon the occurrence of specified change of control events. The senior notes do not have any registration rights.

cause of our $372.9 million increase in cash used in operating activities was our increased purchases of land inventory of $331.1 million. In the period leading up the Acquisition in July 2011, Taylor Wimpey plc, our former parent company, decreased funding for land purchases as part of their divestiture process. Consequently, in the period following the Acquisition, we increased our land purchases to replenish our real estate inventory. We made land purchases in 2012 throughout our U.S. markets particularly weighted towards Northern California and Houston, as increased demand in the U.S. housing market resulted in upward price pressures. These purchases were primarily funded with proceeds from the 2012 senior notes issuances and borrowings under our Revolving Credit Facility. Consistent with our increases in home closings revenue and average selling price per home, the increase in loan volume and average loan amounts experienced in our Financial Services business resulted in increased loans receivable of $51.0 million. Prepaid expenses also increased by $20.3 million as a result of costs incurred in connection with our senior notes offerings in 2012. These uses of cash flows from operations were partially offset by our $354.1 million increase in net income, which was favorably impacted by a $278.9 million relief of our income tax valuation allowance.

Our net cash provided by (used in) operating activities amounted to $158.4 million in 2011 and $(8.4) million in 2010. The primary cause of the increase in operating cash flows in 2011 versus 2010 was our decreased purchases of land inventory. Taylor Wimpey plc reduced funding for our land inventory purchases in the period leading up to the Acquisition on July 13, 2011, resulting in less spending in that year on land inventory and land deposits. Throughout 2011, Taylor Wimpey plc reduced spending on land as part of a comprehensive sale process to minimize its ongoing cash investments in its North American business. Operating cash flows decreased in 2010 versus 2009 primarily due to increased land inventory purchases in 2010. The purchases were funded through increased borrowings from Taylor Wimpey plc. In addition, we had somewhat higher receivable amounts in 2010 from Canadian joint venture partners due to the timing of the closing of certain high rise units, the timing of the receipt of payments related to certain domestic land infrastructure development projects and the timing of the receipt of reimbursement, related to Chinese drywall claims. These items were partially offset by the receipt in 2010 of certain income tax receivables from 2009 generated by carrying back U.S. operating losses to prior periods and receiving cash refunds. Receivables decreased in 2010 as our Canadian operations funded certain construction projects of their joint ventures by creating receivables to be settled with the consummation of the projects and those receivables were reversed in 2010. Customer deposits were larger during 2011 as we closed two wholly owned high-rise towers and were able to recognize the deposits relating to those towers as income.

Investing Cash Flow Activities

Net cash used in investing activities was $138.9 million and $5.3 million for the years ended December 31, 2012 and 2011, respectively. The increase in cash used in 2012 was primarily the result of an increase in investments in unconsolidated entities as we continue to fund existing joint venture operations, primarily in our Canada region, and our acquisition of Darling.

Net cash used in investing activities was $5.3 million in 2011, compared to net cash provided by investing activities of $51.0 million in 2010. The net cash provided in 2010 was primarily the result of changes in restricted cash from our Canadian operations.

Financing Cash Flow Activities

Net cash provided by (used in) financing activities totaled $375.5 million and ($29.3) million for the years ending December 31, 2012 and 2011, respectively. Net cash provided by financing activities in 2012 was primarily attributable to the net increase in long-term debt in connection with the $550 million senior notes issuance in April 2012 and the subsequent offering of $125 million of senior notes, which was offset by a repayment of $350 million of the Sponsor Loan. In addition, on December 31, 2012, we consummated our acquisition of the Darling assets, which included through a $26.0 million note payable to the sellers and a $50.0 million draw under our Revolving Credit Facility to finance a portion of the purchase price. In 2011 we increased our borrowings from our Taylor Wimpey plc as part of their cash management program to support their investment in North American operations.

Income Taxes

We account for income taxes in accordance with ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recorded based on future tax consequences of both temporary differences between the amounts reported for financial reporting purposes and the amounts deductible for income tax purposes, and are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

In accordance with the provisions of ASC 740, we periodically assess our deferred tax assets, including the benefit from net operating losses, to determine if a valuation allowance is required. A valuation allowance must be established when, based upon available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized. Realization of the deferred tax assets is dependent upon, among other matters, taxable income in prior years available for carryback, estimates of future income, tax planning strategies, and reversal of existing temporary differences. Given the downturn in the homebuilding industry over the past several years, the degree of the economic recession, the instability and deterioration of the financial markets, and the resulting uncertainty in projections of our future taxable income, we recorded a full valuation allowance against our deferred tax assets during 2007. We maintained a valuation allowance against net deferred tax assets at December 31, 2011, as we determined at that time that the weight of the negative evidence exceeded that of the positive evidence, and it was more likely than not that we would not be able to utilize all of our deferred tax assets and state net operating loss carryovers.

At December 31, 2012, we re-evaluated the evidence related to the need for our deferred tax asset valuation allowances and determined that part of the valuation allowance on our federal deferred tax assets and certain state valuation allowances were no longer needed because of sufficient positive objective evidence. That evidence principally consisted of (i) 3-year cumulative book income through the year ended December 31, 2012; and (ii) strong backlog evidencing that profitability will likely increase in 2013.

Some of the evidence considered was as follows:

•	We generated $80.2 million of pre-tax income in the United States since January 2010, including positive pre-tax income in six out of the past seven consecutive quarters;

•	Our last three years of cumulative results became profitable during the fourth quarter of 2012;

•	We incurred zero impairment charges during the year ended December 31, 2012, primarily due to the strength of the recovery in the housing industry and the carrying value of our inventories;

•	Our current belief that the recovery in the housing market will be sustained;

•	Our 176% increase in U.S. backlog dollar value from $259 million to $716 million; and

•

Improving industry and other indicators, including positive gains in housing indices during 2012, a 37% year-over-year increase in the seasonally adjusted rate of housing starts in December 2012, continued low interest rates, improvements in unemployment rates, improvements in consumer confidence, improvements in the housing market in the geographic areas we serve and improvements in other macroeconomic factors.

The 2012 improvement we experienced is in line or exceeds the average of our peer companies. In addition, current evidence indicates that these same housing market conditions will continue into the foreseeable future. For the first two months of 2013, new orders have increased 71% while U.S. backlog dollars has increased 218%. This analysis was consistent with the anticipated future trends we used in estimating the fair value of our real estate inventory for impairment and our assessment of our tangible and intangible assets for impairment.

Recently Adopted Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, which amended ASC Topic 820, “Fair Value Measurements,” providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement, and expands the disclosure requirements. ASU 2011-04 was effective for us beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material effect on our consolidated financial statements or disclosures.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 requires the presentation of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate, but consecutive statements. ASU 2011-05 was effective for us beginning January 1, 2012. As a result of the adoption of ASU 2011-05, we added separate but consecutive statements of comprehensive income. The impact of the retrospective application of such standard, including on segment information, is included in the discussion above for the nine months ended December 31, 2012.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our operations are interest rate sensitive. We monitor our exposure to changes in interest rates and incur both fixed rate and variable rate debt. At December 31, 2012, 87% of our debt was fixed rate and 13% was variable rate. None of our market sensitive instruments were entered into for trading purposes. We did not utilize swaps, forward or option contracts on interest rates or other types of derivative financial instruments to manage our risk as of and for the nine months ended December 31, 2012. For fixed rate debt, changes in interest rates generally affect the fair value of the debt instrument, but not our earnings or cash flows. Conversely, for variable rate debt, changes in interest rates generally do not impact the fair value of the debt instrument but may affect our future earnings and cash flows, and may also impact our variable rate borrowing costs, which principally relate to any borrowings under our Revolving Credit Facility and to any borrowings by TMHF under its various warehouse facilities. As of December 31, 2012, we had increased the total amount of commitments under the Revolving Credit Facility from $125.0 million to $225.0 million and borrowed $50.0 million under the Revolving Credit Facility to finance in part the acquisition of Darling. Additionally, there were $11.2 million of letters of credit issued under the Revolving Credit Facility at December 31, 2012, leaving $163.8 million of availability. In connection with this offering, we intend to amend the Revolving Credit Facility to increase further the revolving credit commitments from $225.0 million to $400.0 million on an unsecured basis. The amendment is expected to include a $200.0 million incremental facility feature which would allow us to increase the aggregate credit commitments to $600.0 million, subject to compliance with certain financial covenants. See “Summary—Recent Developments.” Our fixed rate debt is subject to a requirement that we offer to purchase the senior notes at par with certain proceeds of asset sales (to the extent not applied in accordance with the indenture governing the senior notes). We are also required to offer to purchase all of the outstanding senior notes at 101% of their aggregate principal amount upon the occurrence of specified change of control events. Other than in those circumstances, we do not have an obligation to prepay fixed rate debt prior to maturity and, as a result, interest rate risk and changes in fair value would not have a significant impact on our cash flows related to our fixed rate debt until such time as we are required to refinance, repurchase or repay such debt.

We are not exposed to interest rate risk associated with TMHF’s mortgage loan origination business, because at the time any loan is originated, TMHF has identified the investor who will agree to purchase the loan on the interest rate terms that are locked in with the borrower at the time the loan is originated.

The following table sets forth principal cash flows by scheduled maturity, effective weighted average interest rates and estimated fair value of our debt obligations as of December 31, 2012. The interest rate for our variable rate debt represents the interest rate on our mortgage warehouse facilities. Because the mortgage warehouse facilities are board memberships include Jackson Square Aviation LLC and Store Capital LLC. Mr. Shourie holds a B.A. in Economics from Harvard College and an M.B.A. from Harvard Business School. Mr. Shourie brings extensive experience in real estate, finance and corporate governance to our Board of Directors. For these reasons, we believe he is well qualified to serve on our Board of Directors.

In connection with this offering, we expect to enter into a new stockholders agreement with the TPG and Oaktree holding vehicles and JH. Under this stockholders agreement, the TPG and Oaktree holding vehicles and JH will have the right, subject to certain terms and conditions, to nominate representatives to our Board of Directors and committees of our Board of Directors. In addition, pursuant to the stockholders agreement, certain of our actions and certain of our significant business decisions will require the approval of directors nominated by the TPG and Oaktree holding vehicles. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Controlled Company

We have been approved to list the shares offered in this offering on the New York Stock Exchange, subject to official notice of issuance. Acting as a group, the TPG and Oaktree holding vehicles and certain members of management will control more than 50% of the combined voting power of our common stock following completion of this offering, so under current listing standards, we would qualify as a “controlled company” and accordingly, will be exempt from requirements to have a majority of independent directors, a fully independent nominating and corporate governance committee and a fully independent compensation committee.

Director Independence

The Board of Directors of TMHC has determined that Timothy R. Eller and James Henry are “independent directors” as such term is defined by the applicable rules and regulations of the New York Stock Exchange.

Board Structure

Composition

The Board of Directors of TMHC currently consists of ten members. Following this offering we intend to appoint an additional board member such that our board of directors will consist of 11 members. In accordance with our certificate of incorporation and our bylaws, the number of directors on the Board of Directors of TMHC will be determined from time to time by the Board of Directors of TMHC, and only a majority of the Board of Directors of TMHC may fix the number of directors, provided that Requisite Investor Approval (as defined in the stockholders agreement) shall be required to increase the size of the Board above the minimum number of directors required for TMHC to comply with applicable law and the regulations of the New York Stock Exchange. For purposes of the stockholders agreement, “Requisite Investor Approval” will mean, in addition to the approval of a majority vote of TMHC’s Board of Directors, the approval of a director nominated by the TPG holding vehicle so long as it owns at least 50% of TMHC’s common stock held by it following this offering and the application of net proceeds and the approval of a director nominated by the Oaktree holding vehicle so long as it owns at least 50% of TMHC’s common stock held by it following this offering and the application of net proceeds.

Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. Vacancies and newly created directorships on the Board of Directors of TMHC may be filled at any time by the remaining directors.

Until the Triggering Event (which is the point in time at which the TPG and Oaktree holding vehicles no longer beneficially own shares representing 50% or more of the combined voting power of our common stock),

Exchange of Class M Units

In connection with this offering and the Reorganization Transactions, (i) all of the outstanding Class M Units in TMM subject only to time-based vesting conditions, will be converted into an amount of vested and unvested New TMM Units and (ii) all of the outstanding Class M Units that are subject to performance-based vesting conditions will be converted into an amount of vested and unvested equity interests of the TPG and Oaktree holding vehicles, in each case, based on our pre-IPO value (calculated using the price paid by the underwriters for shares of our Class A common stock in this offering). None of the exchange of the Class M Units into New TMM Units, the exchange of performance-vesting Class M Units or Class A Units for new equity interests in the TPG and Oaktree holding vehicles or the consummation of the offering will result in any acceleration of vesting of any units or equity interests and, accordingly, no amount of outstanding units unvested will be converted into vested equity interests. The unvested New TMM Units and unvested equity interests of the TPG and Oaktree holding vehicles shall vest following the offering based on the current vesting schedule of, or satisfaction of the relevant performance condition applicable for, the outstanding unvested Class M Units which they will replace. Both the vested and unvested New TMM Units and equity interests of the TPG and Oaktree holding vehicles issued to former holders of Class M Units will be entitled to receive distributions, if any, from New TMM and/or the TPG and Oaktree holding vehicles, as applicable, provided, however, distributions (other than tax distributions) in respect of unvested New TMM Units shall only be delivered to the holder thereof when, as, and if such units ultimately vest. The vesting and other terms applicable to replaced Class M Units will be set forth in definitive documentation to be entered into immediately prior to the completion of this offering. As described in “The Reorganization Transactions,” members of management who receive New TMM Units in connection with the Reorganization Transactions will also receive a number of shares of TMHC’s Class B common stock equal to the number of New TMM Units they receive. Each share of Class B common stock paired with a New TMM Unit will be vested or unvested to the same extent as the New TMM Unit with which it is paired. There are no voting rights associated with the New TMM Units, whether vested or unvested, but each share of Class B common stock will carry one vote, including both vested and unvested shares of Class B common stock.

Adjustment of Phantom Units

In connection with this offering and the Reorganization Transactions described under “Organizational Structure,” and in accordance with the our administrative authority under the Phantom Plan, we intend to adjust the Phantom Units held by our executives in Canada in a manner designed to provide substantially similar economic benefits as those achieved by holders of Class M Units in connection with this offering and the Reorganization Transactions, consistent with the intended economic benefit of the original award.

IPO Equity Grants

In connection with this offering, we intend to grant awards for an aggregate of 919,056 shares of our Class A common stock to our named executive officers under the 2013 Plan described below. The awards will consist of (i) stock options for 802,500 shares of Class A common stock in the aggregate at an exercise price equal to the initial public offering price, which will expire on the 10th anniversary of the date of grant, and (ii) restricted stock units representing the right to receive 116,900 shares of Class A common stock in the aggregate. Ms. Palmer will be granted 200,000 options and 48,179 restricted stock units, Mr. Cone will be granted 175,000 options and 10,745 restricted stock units, Mr. Wethor will be granted 110,000 options and 18,797 restricted stock units, Mr. Steffens will be granted 125,000 options and 18,814 restricted stock units, Mr. Carr will be granted 125,000 options and 12,030 restricted stock units and Ms. Kelley will be granted 67,500 options and 8,863 restricted stock units. The options will generally vest in four equal installments of 25% on each of the second, third, fourth and fifth anniversaries of the date of grant and shall otherwise be on terms consistent with the 2013 Plan described below. The restricted stock units will be subject to both time-based and performance-based vesting conditions. They will generally vest in four equal installments of 25% on each of the first four anniversaries of the date of grant, subject to continued employment on the applicable vesting date and satisfaction of the performance condition. The performance condition will be satisfied if the weighted average

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Notes

On April 13, 2012, the Operating Subsidiaries issued $550.0 million in aggregate principal amount of 7.750% Senior Notes due 2020. A portion of the net proceeds of the senior notes was used to repay $350.0 million of the Sponsor Loan and the remainder was used for general corporate purposes. The senior notes are unsecured and guaranteed by TMM and certain of TMM’s domestic subsidiaries. On August 21, 2012, the Operating Subsidiaries issued an additional $125.0 million in aggregate principal amount of the senior notes under the same indenture.

The indenture governing the senior notes contains covenants that limit the ability of the Operating Subsidiaries, TMM and certain of their subsidiaries to, among other things, sell assets, pay dividends or make other distributions on capital stock or make payments in respect of subordinated indebtedness, make investments, incur additional indebtedness or issue preferred stock, create certain liens, enter into agreements that restrict dividends or other payments from certain restricted subsidiaries, consolidate, merge or transfer all or substantially all of their assets, engage in transactions with affiliates and create additional, unrestricted subsidiaries. The senior notes are also subject to a requirement that we offer to purchase the senior notes at par with certain proceeds of asset sales (to the extent not applied in accordance with the senior notes indenture). We are also required to offer to purchase all of the outstanding senior notes at 101% of their aggregate principal amount upon the occurrence of specified change of control events. The senior notes do not have any registration rights.

The senior notes mature on April 15, 2020. Interest on the senior notes accrues at the rate of 7.750% per annum and is payable semiannually in arrears on April 15 and October 15 of each year.

We may redeem some or all of the senior notes at any time prior to April 15, 2015, at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus a make-whole premium and accrued and unpaid interest, if any, to, but not including, the redemption date. On or after April 15, 2015, we may also redeem some or all of the notes at the redemption prices specified in the indenture relating to the senior notes.

At any time prior to April 15, 2015, we may also redeem up to 40% of the original aggregate principal amount of the senior notes with the net cash proceeds of this offering and other equity offerings, at a redemption price equal to 103.875% (if the redemption occurs prior to April 15, 2013) or 107.750% (if the redemption occurs on or after April 15, 2013) of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date.

Revolving Credit Facility

Concurrently with the Acquisition, TMC and Monarch Corporation (together, the “Revolver Co-Borrowers”), entered into the Revolving Credit Facility, in an aggregate principal amount of $75.0 million, the proceeds of which may be used by the Revolver Co-Borrowers for working capital and general corporate purposes. The Revolving Credit Facility matures on July 13, 2016. The aggregate amount of commitments under the Revolving Credit Facility was increased to $125.0 million in August 2012 and $225.0 million in December 2012.

The obligations under the Revolving Credit Facility are unconditionally and irrevocably guaranteed, jointly and severally, by TMM, Taylor Morrison Holdings, Monarch Communities, Monarch Parent Inc. and each material current and future wholly owned domestic subsidiary of TMC (other than certain excluded subsidiaries and any unrestricted subsidiaries) (the “Revolver Subsidiary Guarantors,” and together with TMM, Taylor Morrison Holdings, Monarch Communities and Monarch Parent Inc., the “Revolver Guarantors”) and are secured by (a) a pledge of the equity interests of Monarch Parent Inc., Monarch Corporation and TMC and (b) substantially all of the assets of TMC and the Revolver Subsidiary Guarantors.

On April 13, 2012, TMC, Monarch Corporation, the lenders and the other parties thereto amended and restated the Revolving Credit Facility in order to, among other things, (a) permit us to measure borrowing availability under the facility by reference to a formula based on the amount of real estate collateral pledged to the secured parties under the Revolving Credit Facility (but not exceeding the aggregate principal amount of commitments under the Revolving Credit Facility) (such calculated amount being referred to hereinafter as the “Availability Amount”), (b) permit Monarch Corporation and its subsidiaries to incur certain indebtedness and liens without limitation (but subject to certain conditions) so long as the total utilization of the Revolving Credit Facility does not exceed the Availability Amount and (c) permit us to make up to $150.0 million, in the aggregate, of restricted payments, investments and/or asset sales consisting of certain property or assets of Monarch Corporation or its restricted subsidiaries that may be designated by Monarch Corporation from time to time, subject to certain conditions. At any time our total utilization of the Revolving Credit Facility exceeds the Availability Amount, we are required to either repay loans (without reducing commitments) under the Revolving Credit Facility or deliver additional mortgages that, in each case, would be sufficient to eliminate any such over-utilization. On August 15, 2012, the Revolver Co-Borrowers increased the aggregate principal amount of the commitments under the Revolving Credit Facility to $125.0 million through the exercise of a $50.0 million incremental facility provision.

On December 27, 2012, the Revolver Co-Borrowers amended the Revolving Credit Facility to increase to $225.0 million the aggregate revolving commitments under the facility, to permit the Revolver Co-Borrowers to take out base rate loans on a same-day basis and to join Citibank, N.A., JPMorgan Chase Bank, N.A. and Goldman Sachs Bank USA as lenders. As of December 31, 2012, we had borrowed $50.0 million under the Revolving Credit Facility to finance in part the acquisition of Darling. See “Summary—Recent Developments.”

In connection with this offering, we intend to amend and restate the Revolving Credit Facility in order to, among other things, (a) convert the Revolving Credit Facility into an unsecured facility, (b) increase the aggregate amount of commitments under the Revolving Credit Facility to $400.0 million, of which $200.0 million would be available for letters of credit, (c) permit us to increase the Revolving Credit Facility by up to an additional $200.0 million through an incremental facility, (d) permit us to borrow up to the commitment amount under the Revolving Credit Facility, unless the capitalization ratio as of the most recently ended fiscal quarter exceeds 0.55 to 1.00, in which case borrowing availability under the Revolving Credit Facility will be measured by reference to a borrowing base formula to be calculated quarterly (or more frequently as the Revolver Co-Borrowers may elect) and (e) extend the maturity date of the facility to March of 2017. There can be no assurance that we will successfully amend and restate the Revolving Credit Facility on these terms or at all.

Borrowings under the Revolving Credit Facility may be made in Canadian dollars (subject to a $15.0 million sublimit) and in U.S. dollars. Amounts outstanding under the Revolving Credit Facility bear a variable interest rate based upon either a LIBOR or CDOR interest rate option, as applicable, or a base rate or Canadian prime rate option, as applicable, as selected by the Revolver Co-Borrowers, plus, in each case, an applicable margin. The applicable margin for (a) any Eurodollar Rate Loan or CDOR Rate Loan, is 3.25% per annum, payable on the last date of each applicable interest period or at the end of each three-month period if the applicable interest period is longer than 3 months and (b) any Base Rate Loan or Canadian Prime Rate Loan, is 2.25% per annum, payable quarterly. There is a fee of 0.75% per annum on the commitments under the Revolving Credit Facility (whether drawn or undrawn), payable quarterly in arrears, subject to a 0.25% step-down based upon a capitalization ratio. The Revolver Co-Borrowers have the right to make “amend and extend” offers to lenders of a particular class.

The Revolving Credit Facility contains certain “springing” financial covenants based on (a) consolidated total debt and consolidated adjusted tangible net worth, requiring TMM and its subsidiaries to comply with a certain maximum capitalization ratio and (b) consolidated adjusted EBITDA and consolidated cash interest expense, requiring TMM and its subsidiaries to comply with a certain minimum interest coverage ratio. As of December 31, 2012, our capitalization ratio was 45% (compared with the requirement not to exceed 60%) while our interest coverage ratio for the twelve-month period then ended was 3.83 to 1.0 (compared with the requirement not to fall below 1.75 to 1.0).

The financial covenants will be in effect for any fiscal quarter during which any (a) loans under the Revolving Credit Facility are outstanding during the last day of such fiscal quarter or on more than five separate days during such fiscal quarter or (b) unpaid drawings in respect of letters of credit issued under the Revolving Credit Facility are outstanding on the last day of such fiscal quarter or for more than five consecutive days during such fiscal quarter. For purposes of determining compliance with the financial covenants for any fiscal quarter, TMM may exercise an equity cure by issuing certain permitted securities for cash or otherwise recording cash contributions to its capital that will, upon the contribution of such cash to TMC and/or Monarch Corporation, be included in the calculation of consolidated adjusted EBITDA and consolidated total capitalization. The equity cure right may not be exercised more than twice in any period of four consecutive fiscal quarters and may not be exercised more than five times.

The amended and restated Revolving Credit Facility is expected also to contain certain “springing” financial covenants based on (a) consolidated total debt and consolidated adjusted tangible net worth, requiring TMM and its subsidiaries to comply with a certain maximum capitalization ratio and (b) consolidated tangible net worth, requiring TMM and its subsidiaries to comply with a minimum consolidated tangible net worth test. The financial covenants would be in effect for any fiscal quarter during which any (a) loans under the amended and restated Revolving Credit Facility are outstanding during the last day of such fiscal quarter or on more than five separate days during such fiscal quarter or (b) undrawn letters of credit (except to the extent cash collateralized) issued under the amended and restated Revolving Credit Facility in an aggregate amount greater than $40.0 million or unreimbursed letters of credit issued under the amended and restated Revolving Credit Facility, in each case, are outstanding on the last day of such fiscal quarter or for more than five consecutive days during such fiscal quarter. For purposes of determining compliance with the financial covenants for any fiscal quarter, the amended and restated Revolving Credit Facility is expected to provide that TMM may exercise an equity cure by issuing certain permitted securities for cash or otherwise recording cash contributions to its capital that will, upon the contribution of such cash to TMC and/or Monarch Corporation, be included in the calculation of consolidated tangible net worth or consolidated total capitalization. The equity cure right is expected to be exercisable up to twice in any period of four consecutive fiscal quarters and up to five times overall.

The Revolving Credit Facility also contains customary restrictive covenants, including limitations on incurrence of indebtedness, incurrence of liens, dividends and other distributions, asset dispositions, investments, sale and leasebacks, passive holding entities (with respect to TMM, Taylor Morrison Holdings, Monarch Communities and Monarch Parent Inc.) and limitation on debt payments and amendments. The amended and restated Revolving Credit Facility is also expected to contain certain restrictive covenants, including limitations on incurrence of liens, dividends and other distributions, asset dispositions and investments in entities that are not guarantors, limitations on prepayment of subordinated indebtedness and limitations on fundamental changes.

The Revolving Credit Facility contains customary events of default, subject to applicable grace periods, including for nonpayment of principal, interest or other amounts, violation of covenants (including financial covenants, subject to the exercise of an equity cure), incorrectness of representations and warranties in any material respect, cross default and cross acceleration, bankruptcy, material monetary judgments, ERISA events with material adverse effect, actual or asserted invalidity of material guarantees, material security or intercreditor agreements or subordination provisions, and change of control. The amended and restated Revolving Credit Facility is also expected to contain similar customary events of default.

As of December 31, 2012, we were in compliance with all of the applicable covenants under the Revolving Credit Facility.

Letters of Credit and Surety Bonds

We are committed, under various letters of credit and surety bonds, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit and surety bonds under these arrangements, including our share of responsibility for arrangements with our joint ventures, totaled $230.8 million as of December 31, 2012. Although significant development and construction activities have

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our Class A common stock for:

•	each person whom we know to own beneficially more than 5% of any class of our shares;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

The number of shares of Class A common stock outstanding and the percentage of beneficial ownership before this offering are based on the number of shares of Class B common stock and New TMM Units to be issued and outstanding immediately prior to this offering and after giving effect to the Reorganization Transactions (based on the midpoint of the public offering price range set forth on the cover of this prospectus). The number of shares of Class A common stock outstanding and the percentage of beneficial ownership after this offering are based on the number of shares of Class A common stock issued in this offering and the number of shares of Class B common stock and New TMM Units to be issued and outstanding immediately after this offering and after giving effect to the Reorganization Transactions (based on the midpoint of the initial public offering price range set forth on the cover of this prospectus). Pursuant to the Exchange Agreement, New TMM Units may be exchanged at any time (along with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address for each listed stockholder is: c/o Taylor Morrison Home Corporation, 4900 N. Scottsdale Road, Suite 2000, Scottsdale, Arizona, 85251.

	Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and Before this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering		Class A Common Stock Owned After Giving Effect to the Reorganization Transactions and this Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Oaktree holding vehicle(2)(3)	55,424,167	49.1%	48,357,714	39.5%	46,571,964	38.1%
TPG holding vehicle(2)(4)	55,424,167	49.1%	48,357,714	39.5%	46,571,964	38.1%
Directors and Executive Officers
Sheryl Palmer(5)(6)	497,937	*	457,702	*	457,702	*
Stephen Wethor(5)(6)	194,322	*	180,441	*	180,441	*
Louis Steffens(5)(6)	189,494	*	156,300	*	156,300	*
C. David Cone(5)(6)	92,758	*	92,758	*	92,758	*
Brad Carr (5)(6)	114,487	*	114,487	*	114,487	*
Tawn Kelley(5)(6)	91,540	*	81,884	*	81,884	*
Timothy R. Eller	61,996	*	61,996	*	61,996	*
John Brady(7)	—	—	—	—	—	—
Kelvin Davis(8)	—	—	—	—	—	—
Joe S. Houssian	—	—	—	—	—	—
Jason Keller(9)	—	—	—	—	—	—
Greg Kranias(10)	—	—	—	—	—	—
Peter Lane	30,998	*	30,998	*	30,998	*
James Henry(6)	—	—	—	—	—	—
Rajath Shourie(11)	—	—	—	—	—	—
All Directors and executive officers as a group (15 persons)(6)	1,273,531	1.2%	1,176,565	1.0%	1,176,565	1.0%

*	Less than 1%
(1)	Assumes exercise of the underwriters’ over-allotment option in full and the application of net proceeds therefrom. See “Underwriting.”
(2)	In connection with this offering, we will enter into a stockholders agreement with the Principal Equityholders whereby, among other things, the Oaktree and TPG holding vehicles will have the right to nominate a majority of our board of directors and will agree to vote for each others’ nominees. See “Management—Board Structure” and “Certain Relationships and Related Transactions—Stockholders Agreement.”
(3)	Includes New TMM Units and an equal amount of shares of Class B common stock held by the Oaktree holding vehicle. The general partner of the holding vehicle will be an entity affiliated with Oaktree Capital Group Holdings GP, LLC. The members of Oaktree Capital Group Holdings GP, LLC are Kevin Clayton, John Frank, Stephen Kaplan, Bruce Karsh, Larry Keele, David Kirchheimer, Howard Marks and Sheldon Stone, who, by virtue of their membership interests in Oaktree Capital Group Holdings GP, LLC, may be deemed to share voting and dispositive power with respect to the Class B shares held by the Oaktree holding vehicle. Each of the general partners, managing members, unit holders and members described above disclaims beneficial ownership of any New TMM Units and shares of Class B common stock owned beneficially or of record by the Oaktree holding vehicle, except to the extent of any pecuniary interest therein. The address for all of the entities and individuals identified above is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(4)

Includes New TMM Units and an equal amount of shares of Class B common stock held by the TPG holding vehicle. The general partner of the TPG holding vehicle is TPG TMM Holdings II GP, ULC, a British Columbia unlimited liability company, whose sole shareholder is TPG TM III-2, SRL, a Barbados society with restricted liability, whose sole member is TPG TM IV, SRL, a Barbados society with restricted liability, whose sole member is TPG TM IV-A, L.P., a Cayman limited partnership, whose general partner is TPG GenPar VI AIV TM, L.P., a Cayman limited partnership, whose general partner is TPG GenPar VI AIV TM Advisors, Inc., a Cayman corporation, whose sole shareholder is TPG Holdings III, L.P., a Delaware limited partnership, whose general partner is TPG Holdings III-A, L.P., a Cayman limited partnership, whose general partner is TPG Holdings III-A, Inc., a Cayman corporation, whose sole shareholder is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are directors, officers and sole shareholders of Group Advisors and may therefore be deemed to beneficially own the New TMM Units and shares of Class B common stock held by the TPG holding vehicle. Messrs. Bonderman and Coulter disclaim beneficial ownership of the New TMM Units and shares of Class B common stock held by the TPG holding vehicle except to the extent of their pecuniary interest therein. The address of Group Advisors and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(5)	Sheryl Palmer, Stephen Wethor, Louis Steffens, C. David Cone, Brad Carr and Tawn Kelley, our named executive officers, and Timothy R. Eller and Peter Lane, two of our directors, also each hold limited partnership interests in each of the TPG and Oaktree holding vehicles. Such officers and directors have no voting or investment power over and disclaim beneficial ownership of the New TMM Units and the shares of Class B common stock held by the TPG and Oaktree holding vehicles.
(6)	Includes vested New TMM Units and an equal amount of shares of Class B common stock. Does not include New TMM Units, options to purchase shares of Class A common stock or restricted stock units granted in connection with this offering, in each case which are subject to vesting and will not be vested or exercisable within 60 days of this offering.
(7)	Mr. Brady, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Brady has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Brady is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(8)	Mr. Davis, who is one of our directors, is a TPG Partner. Mr. Davis has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the TPG holding vehicle. The address for Mr. Davis is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(9)	Mr. Keller, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Keller has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Keller is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.
(10)	Mr. Kranias, who is one of our directors, is a TPG Principal. Mr. Kranias has no voting or investment power over and disclaims beneficial ownership of the New TMM Units and shares of Class B common stock held by the TPG holding vehicle. The address for Mr. Kranias is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(11)	Mr. Shourie, who is one of our directors, is a Managing Director of Oaktree Capital Management. Mr. Shourie has no voting or investment power over and disclaims beneficial ownership of New TMM Units and shares of Class B common stock held by the Oaktree holding vehicle. The address for Mr. Shourie is c/o Oaktree Capital Management at 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Agreement

In connection with the Reorganization Transactions, we entered into a reorganization agreement with New TMM and other subsidiaries of ours, the Principal Equityholders, other existing limited partners of TMM and the TPG and Oaktree holding vehicles, which governs the Reorganization Transactions. In addition, under the reorganization agreement, the TPG and Oaktree holding vehicles and certain members of our management and our board subscribed for a number of shares of our Class B common stock equal to the number of New TMM Units they own, at price equal to the par value per share of Class B common stock.

The table below sets forth the consideration in New TMM Units to be received by any of our directors, executive officers and the TPG Oaktree holding vehicles in connection with the Reorganization Transactions, based on an assumed public offering price of $21.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Name	New TMM Units To Be Issued in the Reorganization Transactions
Oaktree holding vehicle	55,424,167
TPG holding vehicle	55,424,167
Directors and Executive Officers
Sheryl Palmer	497,937
Stephen Wethor	194,322
Louis Steffens	189,494
C. David Cone	92,758
Brad Carr	114,487
Darrell Sherman	134,848
Erik Heuser	56,134
Bob Witte	43,556
Katy Owen	44,386
Graham Hughes	43,556
Tawn Kelley	91,540
Timothy Eller	61,996
Peter Lane	30,998

New TMM Limited Partnership Agreement

In connection with the Reorganization Transactions, TMHC, the TPG and Oaktree holding vehicles, and certain members of our management and our board will enter into the limited partnership agreement of New TMM (the “New TMM LPA”). As a result of the Reorganization Transactions and in accordance with the terms of the New TMM LPA, New TMM will, through TMM and its subsidiaries, exercise stewardship over the business and affairs of Taylor Morrison Holdings and its subsidiaries and Monarch Communities and its subsidiaries. New TMM will not conduct any activities other than direct or indirect ownership and stewardship over Taylor Morrison Holdings and Monarch Communities and their respective subsidiaries.

The holders of New TMM Units, including TMHC, will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of New TMM. Net profits and net losses of New TMM will generally be allocated to its members pro rata in accordance with the percentages of their respective New TMM Units, though certain non pro rata adjustments will be made to reflect tax depreciation, amortization and other allocations. To the extent permitted under the Revolving Credit Facility, the New TMM LPA will provide for cash distributions to its limited partners if the taxable income of New TMM will give rise to taxable income for its limited partners. In accordance with the New TMM LPA and assuming New TMM is permitted to do so under the Revolving Credit Facility, New TMM will make cash distributions to the extent feasible to the holders of the New TMM Units, including TMHC, for purposes of funding their tax obligations in respect of the income of New TMM that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of New TMM allocable to such holder of New TMM Units multiplied by an assumed tax rate equal to the greater of (x) the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in San Francisco, California and (y) the highest combined provincial and federal income tax rate applicable to an individual or (if higher) a corporation that is a resident of Canada and is subject to tax in the province of Canada that has the highest income tax rate (in each case taking into account the nondeductibility of certain expenses and the character of our income). In addition, to the extent permitted under our Revolving Credit Facility, New TMM may make distributions to TMHC without pro rata distributions to other limited partners in order to pay (i) consideration, if any, for redemption, repurchase or other acquisition of equity interests of New TMM to the extent such cash is used to redeem, repurchase or otherwise acquire our Class A common stock, (ii) operating, administrative and other similar costs incurred by TMHC, and (iii) other payments related to (a) legal, tax, accounting and other professional fees and expenses, (b) judgments, settlements, penalties, fines or other costs and expenses in respect of any claims involving TMHC and (c) other fees and expenses related to the maintenance of our existence or any securities offering, investment or acquisition transaction authorized by our board of directors.

The New TMM LPA will provide that any time TMHC issues a share of our Class A common stock or any other equity security, other than pursuant to an employee benefit plan or shareholder rights plan, the net proceeds received by TMHC with respect to such issuance, if any, shall be concurrently invested in New TMM and New TMM shall issue to TMHC one New TMM Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, New TMM shall redeem, repurchase or otherwise acquire an equal number of New TMM Units held by TMHC, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

Under the New TMM LPA, the members have agreed that the Principal Equityholders and/or one or more of their respective affiliates are permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.

Under the New TMM LPA, New TMM will indemnify all of its partners, including TMHC, against any and all losses and expenses related thereto incurred by reason of the fact that such person was a partner of New TMM. In the event that losses are incurred as a result of a member’s fraud or willful misconduct, such member is not entitled to indemnification under the New TMM LPA.

New TMM may be dissolved only upon the voluntary agreement of its general partner and the Principal Equityholders or as otherwise required by the laws of the Cayman Islands. Upon dissolution, New TMM will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of New TMM, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion of their interests in New TMM (other than to members holding unvested New TMM Units to the extent that their units do not vest as a result of the event causing the dissolution).

Due to the nature of the New TMM LPA, it is not the type of agreement that is typically entered into with or available to unaffiliated third parties.

Exchange Agreement

At the closing of this offering, we, the TPG and Oaktree holding vehicles and certain members of our management and our board will enter into the Exchange Agreement under which, from time to time, they (or certain transferees thereof) will have the right to exchange their New TMM Units (along with a corresponding number of our Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

Stockholders Agreement

In connection with this offering, we intend to terminate the existing stockholders agreement among the general partner of TMM, TMM and certain of TMM’s limited partners and enter into a new stockholders agreement with the TPG and Oaktree holding vehicles and JH. The stockholders agreement will contain provisions related to the composition of the Board of Directors of TMHC and the committees of the Board of Directors. See “Management—Board Structure.” The stockholders agreement will also provide that we renounce any interest or expectancy in the business opportunities of the Principal Equityholders and of their officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries and that each such party shall not have any obligation to offer us those opportunities. The TPG and Oaktree holding vehicles and JH will agree in the stockholders agreement to vote for each other’s board nominees. In addition, the stockholders agreement will provide that Requisite Investor Approval (as defined below) must be obtained before we are permitted to take the any of the following actions:

•	any change of control of TMHC;

•	acquisitions or dispositions by TMHC or any of its subsidiaries of assets (including land) valued at more than $ ;

•	incurrence by TMHC or any of its subsidiaries of any indebtedness in an aggregate amount in excess of $ or the making of any loan in excess of $ ;

•	issuance of any equity securities of TMHC, subject to limited exceptions (which include issuances pursuant to approved compensation plans);

•	termination of our Chief Executive Officer, designation of a new Chief Executive Officer or amendment of the terms of our Chief Executive Officer’s employment; and

•	certain changes to the size of our Board of Directors.

For purposes of the stockholders agreement, “Requisite Investor Approval” will mean, in addition to the approval of a majority vote of TMHC’s Board of Directors, the approval of a director nominated by the TPG holding vehicle so long as it owns at least 50% of TMHC’s common stock held by it at the closing of this offering and the application of net proceeds and the approval of a director nominated by the Oaktree holding vehicle so long as it owns at least 50% of TMHC’s common stock held by it following this offering and the application of net proceeds.

Registration Rights Agreement

In connection with this offering, we intend to terminate the existing registration rights agreement among TMM and certain of its limited partners and enter into a new registration rights agreement with the TPG and Oaktree holding vehicles and certain members of our management and our board. The registration rights agreement will provide the TPG and Oaktree holding vehicles with certain demand registration rights in respect of any shares of our Class A common stock held by them. In addition, in the event that we register additional shares of Class A common stock for sale to the public following the completion of this offering, we will be required to give notice of such registration to the TPG and Oaktree holding vehicles and the members of management party to the agreement of our intention to effect such a registration, and, subject to certain limitations, include shares of Class A common stock held by them in such registration. We will undertake in the registration rights agreement to file a shelf registration statement as soon as we meet the applicable eligibility criteria and to use commercially reasonable efforts to have the shelf registration statement declared effective as soon as practicable and to remain effective in order to permit the TPG and Oaktree holding vehicles to the agreement to offer and sell their shares of Class A common stock from time to time. In addition, we will agree to register the exchange of New TMM Units together with shares of Class B common stock for shares of Class A common stock from time to time. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. The agreement will include customary indemnification provisions in favor of the TPG and Oaktree holding vehicles and the members of management party to the agreement, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

Governance Agreements

In connection with this offering, we expect to enter into governance agreements setting forth certain matters with respect to the management of Taylor Morrison Holdings and Monarch Communities. TMHC will enter into one such agreement with the TPG and Oaktree holding vehicles, JH and Taylor Morrison Holdings and one such agreement with the TPG and Oaktree holding vehicles, JH and Monarch Communities. Each governance agreement will provide that the composition of the board of directors of the applicable company shall each be identical to that of the TMHC Board of Directors and that the Principal Equityholders will have the right to nominate representatives to the committees of such board of directors on the same basis as set forth in the stockholders agreement described above. Each governance agreement will also provide affiliates of the Principal Equityholders with approval rights over certain actions on the same basis as set forth in the stockholders agreement.

The Sponsor Loan

In connection with the Acquisition, we borrowed $625.0 million under the Sponsor Loan from affiliates of Oaktree and TPG, of which $500.0 million was priced at a 2.5% discount to par and $125.0 million was priced at par, yielding total proceeds to us of $612.5 million. The Sponsor Loan bore interest at a rate of 13.0% per annum. In August 2011, we repaid the $125.0 million balance of the Sponsor Loan that had been borrowed at par. In April 2012, we used a portion of the net proceeds from the issuance of the senior notes to repay $350.0 million of the Sponsor Loan. The affiliates of TPG and Oaktree who were lenders under the Sponsor Loan caused the then remaining $150.0 million of the Sponsor Loan to be acquired by subsidiaries of TMM, and affiliates of TPG and Oaktree acquired an additional $150.0 million of limited partnership interests in TMM. After the completion of these transactions, the Sponsor Loan is no longer outstanding.

Management Services Agreements

In connection with the Acquisition, affiliates of the Principal Equityholders entered into management services agreements with TMM, Taylor Morrison Holdings and Monarch Communities relating to the provision of certain management, advisory and consulting services. In consideration of financial and structural advice and analysis made in connection with the Acquisition, Taylor Morrison Holdings and Monarch Communities paid a one-time transaction fee of $13.7 million to the Principal Equityholders, and also reimbursed the Principal Equityholders for third-party, out-of-pocket expenses incurred in connection with the Acquisition, including fees, expenses and disbursements of lawyers, accountants, consultants and other advisors. In addition, as compensation for ongoing services provided by affiliates of the Principal Equityholders under the management services agreements, Taylor Morrison Holdings and Monarch Communities agreed to pay to affiliates of the Principal Equityholders an annual aggregate management fee of $5.0 million.

In connection with this offering, the management services agreement with affiliates of TPG and Oaktree will be terminated in exchange for an aggregate payment of $30.0 million split equally between TPG and Oaktree.

In addition, in conjunction with the formation of TMM and in connection with the Acquisition, an affiliate of JH entered into a management services agreement and a partnership services agreement with TMM relating to the provision of certain stewardship services to TMM. In consideration of these services, TMM made a one-time grant to the JH affiliate of certain partnership interests in TMM, subject to certain terms, conditions and restrictions contained in a unit award agreement and the TMM limited partnership agreement. In connection with this offering, the management services agreement and the partnership services agreement among JH and TMM will be terminated.

Purchase of New TMM Units from the Principal Equityholders and Certain Members of our Management

TMHC intends to use approximately $275.0 million of the net proceeds from this offering, together with $7.0 million of cash on hand, to purchase 7,066,453 New TMM Units (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering) held by the TPG holding vehicle, 7,066,453 New TMM Units (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering) held by the Oaktree holding vehicle and 117,887 New TMM Units (at a price equal to the price paid by the underwriters for shares of our Class A common stock in this offering) held by certain members of our management. TMHC and the Principal Equityholders will enter into a put/call agreement with customary conditions to TMHC’s obligation to close the acquisition, including the absence of a material adverse change in the business and affairs of New TMM and its subsidiaries. The purchase of the New TMM Units from members of our management will occur at the closing of this offering. We expect that the purchase of the New TMM Units from the TPG and Oaktree holding vehicles will be consummated on or about                     , 2013. If the underwriters’ over-allotment option is exercised in full, TMHC will acquire 8,852,203 additional New TMM Units from the TPG holding vehicle and 8,852,203 New TMM Units from the Oaktree holding vehicle.

The following table sets forth the cash proceeds the TPG and Oaktree holding vehicles and any of our executive officers and directors will receive from the purchase by us of New TMM Units (and corresponding shares of Class B common stock) with the proceeds from this offering (based on the midpoint of the estimated public offering price range set forth on the coverage page of this prospectus):

($ in thousands)	Assuming no exercise of the over-allotment option		Assuming the over-allotment option is exercised in full
Name:	Number of New TMM Units	Cash Proceeds	Number of New TMM Units	Cash Proceeds
Oaktree holding vehicle	7,066,453	$148,396	8,852,203	$185,896
TPG holding vehicle	7,066,453	148,396	8,852,203	185,896

Directors and Executive Officers
Sheryl Palmer	40,235	$845	40,235	$845
Stephen Wethor	13,881	292	13,881	292
Louis Steffens	33,194	697	33,194	697
Erik Heuser	12,875	270	12,875	270
Katy Owen	4,023	84	4,023	84
Graham Hughes	4,023	84	4,023	84
Tawn Kelley	9,656	203	9,656	203

Indemnification of Directors and Officers

We expect to enter into customary indemnification agreements with our executive officers and directors that provide, in general, that we will provide them with customary indemnification in connection with their service to us or on our behalf.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the Class A common stock offered by this prospectus for us. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2012 (Successor) and 2011 (Successor), and for the year ended December 31, 2012 (Successor), for the period from July 13, 2011 through December 31, 2011 (Successor), for the period January 1, 2011 through July 12, 2011 (Predecessor), and for the year ended December 31, 2010 (Predecessor), included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein which expresses an unqualified opinion on the financial statements and includes an explanatory paragraph indicating that the financial information of the predecessor and successor periods is not comparable. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Taylor Morison Home Corporation as of December 31, 2012 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits, schedules and amendments, under the Securities Act with respect to this offering of our securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. We refer you to the registration statement and its exhibits for further information about us, our securities and this offering. The registration statement and its exhibits, as well as any other documents that we have filed with the SEC, can be inspected and copied at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website at http://www.sec.gov that contains the registration statement and other reports, proxy and information statements and information that we file will electronically with the SEC.

After we have completed this offering, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. We intend to make these filings available on our website once the offering is completed. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

business of Taylor Wimpey plc., which financial statements have been prepared using the historical cost basis of accounting that existed prior to the Acquisition. The Company’s financial statements for periods from and after the July 13, 2011 Acquisition (the successor period) are derived from the financial statements of TMM Holdings, which reflect adjustments made as a result of the application of purchase accounting in connection with the Acquisition. Therefore, the financial information for the predecessor periods is not comparable with that for the successor period.

Unless otherwise stated, amounts are shown in U.S. dollars. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date, and revenues and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from this process are recorded to net owners’ equity in the accompanying consolidated balance sheets and statements of equity.

Purchase Price Allocation and Related Acquisition Accounting — TMM Holdings acquired the Taylor Morrison and Monarch businesses for total consideration of approximately $1.2 billion. In accordance with ASC 805, the effects of the acquisition are reflected on the date of the transaction in the financial statements of the acquired businesses by recording the assets and liabilities at their fair values in order to reflect the purchase price paid in the acquisition.

Cash and cash equivalents, restricted cash, other assets, accounts payable, and accrued and other liabilities were generally stated at historical carrying values given the short-term nature of these assets and liabilities. Income tax receivables and liabilities were recorded at historical carrying values in accordance with ASC 805. The Predecessor Parent Company is indemnifying the Company for specific uncertain tax positions for which tax liabilities are included in income taxes payable in the accompanying consolidated balance sheets. A receivable due from the Predecessor Parent Company for the indemnification is valued at the same amount as the estimated income tax liability.

The Company determined the fair value of real estate inventory on a community-by-community basis primarily using the sales comparison and income approaches. The income approach derives a value indication for income-producing property by converting anticipated benefits, such as cash flow, into property value. This approach was used exclusively for finished lots. The sales comparison approach used recent land sales to provide a lot value for finished lots or an average value for raw land. In markets where there were no recent land sales, the third party appraiser conducted interviews with local market participants, including brokers and appraisers, to gain an understanding of local land and lot values. In instances where both the income and sales approaches were used, equal weightings were typically given to each approach. These estimated cash flows are significantly affected by estimates related to expected average selling prices and sales incentives, expected sales paces and cancellation rates, expected land development and construction timelines, and anticipated land development, construction, and overhead costs. Such estimates must be made for each individual community and may vary significantly between communities.

The fair value of acquired intangible assets was determined based on valuations using the income approach. The intangibles were valued at $10.2 million with $4.1 million related to the Taylor Morrison trade name and $6.1 million related to the Monarch trade name. Both trade names are being amortized on a straight line basis over 10 years. For the period from July 13, 2011 through December 31, 2011, amortization of $0.5 million and $1.0 million for the year ended December 31, 2012 was recorded and is included in general and administrative expenses in the accompanying consolidated and combined statements of operations.

Capitalized Interest — The Company capitalizes certain interest costs to inventory during the development and construction periods. During the year ended December 31, 2012, the period from July 13, 2011 through December 31, 2011 and the period from January 1, 2011 through July 12, 2011, we capitalized all interest costs into real estate inventory because the levels of our active real estate inventory exceeded our debt costs. In the year ended December 31, 2010, $48.4 million was included in interest income (expense), net due to our debt levels exceeding our active real estate inventory levels in that period. Capitalized interest is charged to cost of sales when the related inventory is delivered. Interest capitalized, incurred, and expensed is as follows (in thousands):

	Successor		Predecessor
	For the Year Ended December 31, 2012	July 13 Through December 31, 2011	January 1 Through July 12, 2011	For the Year Ended December 31, 2010
Interest capitalized — beginning of period	$27,491	$—	$68,202	$68,185
Interest capitalized	62,468	37,605	23,091	37,282
Interest amortized to cost of sales and impairments	(30,316)	(10,114)	(19,422)	(37,370)
Foreign currency adjustment	—	—	51	105

Interest capitalized — end of period	$59,643	$27,491	$71,922	$68,202

Interest incurred was $62.5 million for the year ended December 31, 2012, $37.6 million during the period from July 13, 2011 through December 31, 2011, $23.1 million during the period from January 1, 2011 through July 12, 2011, and $85.7 million for the year ended December 31, 2010.

Land Deposits — Deposits we pay related to land options and land purchase contracts are capitalized when paid and classified as land deposits until the associated property is purchased. Deposits are recorded as a component of inventory at the time the deposit is applied to the acquisition price of the land based on the terms of the underlying agreements. To the extent the deposits are nonrefundable, deposits are charged to expense if the land acquisition process is terminated or no longer determined probable. We review the likelihood of the acquisition of contracted lots in conjunction with our periodic real estate impairment analysis.

The Company is subject to the usual obligations associated with entering into contracts, including option contracts, for the purchase, development, and sale of real estate in the routine conduct of our business. We have a number of land purchase option contracts, generally through cash deposits or letters of credit, for the right to purchase land or lots at a future point in time with predetermined terms. We do not have title to the property and the creditors generally have no recourse against us, except in Canada where sellers have full recourse under statutory regulations. Our obligations with respect to the option contracts are generally limited to the forfeiture of the related nonrefundable cash deposits and/or letters of credit. As of December 31, 2012 and 2011, we had the right to purchase approximately 5,013 and 4,523 lots under land option and land purchase contracts, respectively, which represents purchase commitments of $268.0 million and $239.5 million as of December 31, 2012 and 2011, respectively. As of December 31, 2012, we had $28.7 million in land deposits and $0.2 million in letters of credit related to land options and land purchase. As of December 31, 2011, we had $13.6 million in land deposits and $43.6 million in letters of credit related to land options and land purchase contracts.

For the year ended December 31, 2010 we incurred a pretax charge of $1.5 million related to the impairment of option deposits and capitalized pre-acquisition costs for abandoned projects, which is included in inventory impairments in the accompanying consolidated statements of operations. We continue to evaluate the terms of open land option and purchase contracts in light of housing market conditions and may impair additional option deposits and capitalized pre-acquisition costs in the future, particularly in those instances where land sellers or third-party financial entities are unwilling to renegotiate significant contract terms.

Investments in Unconsolidated Entities and Variable Interest Entities (VIEs) — In the ordinary course of business, we enter into land and lot option purchase contracts in order to procure land or lots for the construction

As a result of the Acquisition on July 13, 2011, the Company had a “change in control” as defined by Section 382 of the IRC. Section 382 of the IRC imposes certain limitations on the Company’s ability to utilize certain tax attributes and net unrealized built-in losses that existed as of July 13, 2011. The gross deferred tax asset includes amounts that are considered to be net unrealized built-in losses. To the extent these net unrealized losses are realized during the five-year period after July 13, 2011, they may not be deductible for federal income tax reporting purposes to the extent they exceed the Company’s overall IRC Section 382 limitation.

TMM Holdings is a partnership that is not subject to U.S. federal or state income tax. TMM Holdings owns 100% of the issued and outstanding shares of Monarch Corporation, the Canadian operating company. Since TMM Holdings is not subject to an entity-level income tax, there is not a U.S. federal or state deferred tax liability to recognize. Taxable income or loss is includable from the taxable income of the partners in TMM Holdings. Hence, the Company has not relied on the exception to the recognition of deferred tax liabilities provided in ASC 740-30-25-17 to avoid the recognition of such deferred tax liabilities.

The most significant judgments we make in our assessment of the need for a valuation allowance involve estimating the amount of built-in losses that may be utilized to offset future taxable income from the sale of real estate inventory that we held on the Acquisition date, and the ability to utilize NOLs as limited by Section 382 of the IRC. Making such estimates and judgments, particularly pertaining to the future ability to utilize built-in losses, is subject to inherent uncertainties.

We recorded a full valuation allowance against all of our deferred tax assets during 2007 due to economic conditions and the weight of negative evidence at that time. During the fourth quarter of 2012, we reversed a large portion of the valuation allowance because the weight of the positive evidence exceeds that of the negative evidence. We retained a valuation allowance of $62.9 million primarily for various deferred tax assets we estimate we will not be able to utilize due to federal and state limitations. In evaluating the need for a valuation allowance at December 31, 2012, we considered all available positive and negative evidence, including that our last three years of cumulative results became profitable during the fourth quarter of 2012 as well as evidence of recovery in the housing markets where we operate and our level of pre-tax income and growth in sales orders. The prospects of continued profitability and growth were further supported by a strong order backlog and sufficient balance sheet liquidity to sustain and grow operations. In addition, most of our tax jurisdictions have a 20-year NOL carryforward utilization period during which time we fully expect to be able to absorb NOL carryovers and temporary differences as they reverse in future years. Although we expect pre-tax income to grow and exceed 2012 levels in the near future, we considered the possibility of no growth in making our determination that it is more likely than not that we will be able to realize all of our deferred tax assets in most of our jurisdictions. Using an assumed effective tax rate of 38.5%, the Company would be required to generate at least $713.5 million in pretax income prior to the expiration of its NOLs in order to realize the $274.7 million deferred tax asset.

Class A Units for $150.0 million. As part of the new equity issuance, the same members of management who initially invested in Class A Units were given the opportunity to purchase additional Class A Units. Accordingly, certain of those members of management elected to purchase an aggregate of 462,142 additional Class A Units, which were issued for proceeds of approximately $0.5 million.

From time to time the Company has also issued Class M Units to certain members of management as equity compensation, subject to time and performance vesting conditions, as discussed below.

(b) Voting

Holders of Class A Units are entitled to one vote per unit in respect of any matter that requires the action, consent or approval of the limited partners. Class J Units and Class M Units are not entitled to vote. The Company requires the approval of both Principal Sponsors (one Principal Sponsor if the other Principal Sponsor’s position is no longer 50.0 percent of its original position, or a majority of all Class A Units outstanding if neither Principal Sponsor holds 50.0 percent of its original position) to perform certain actions including: any transactions or series of transactions involving the merger or consolidation of the Partnership; any transaction or series of transactions involving the sale, lease, exchange, or other disposal by the Partnership of any assets for consideration in excess of $5.0 million and 25.0 percent of the fair value of the total assets in the Partnership; any transaction or series of transactions involving the purchase, rent, license, exchange or other acquisition by the Partnership of any assets for consideration in excess of the greater of $5.0 million and 25.0 percent of the fair value of total asset of the Partnership; any authorization or issuance of equity securities of the Partnership other than pursuant to any equity incentive plans or arrangements of the Partnership approved by the board of directors; any redemption with respect to the equity securities of the Partnership; the IPO of the Partnership; and the exercise of any registration rights in respect to any securities owned by the Partnership.

(c) Priority on Distributions

Distributions are made at such times as determined by the General Partner, which is owned by affiliates of TPG, Oaktree and JH Investments. Class A Units rank senior to Class J Units and Class M Units. Class J Units and Class M Units are not entitled to distributions until Class A Unit holders have received distributions equal to their original aggregate capital contributions. Class J Units and Class M Units would then participate in any distributions dependent on certain aggregate returns and internal rate of return (“IRR”) thresholds being met on the Principal Sponsors’ aggregate capital contributions, as further described in the Unit Award Agreements.

Any distributions to any holder of Class M Units or Class J Units that have not yet become vested pursuant to the agreement to which such Units were issued will be held back and distributed to the holder if and when such Units vest. Class M Units are eligible to participate in distributions only to the extent that the aggregate value of the distributions exceeds the Class M Return Threshold applicable to that Unit. Class J Units are eligible to participate in the distributions only to the extent that the aggregate value of the distributions exceed the Class J Return Threshold applicable to that Unit.

(d) Tax Distributions

The Partnership is required to distribute to each Limited Partner on an annual basis or more frequently, to the extent the Partnership has available cash and is not subject to any provisions prohibiting it from doing so, tax distributions in an amount equal to the greater of (i) the amount of the Limited Partner’s U.S. federal, state and local income taxes or (ii) the amount of the Limited Partner’s Canadian income taxes, with respect to the Limited Partner’s allocable share of any Partnership net taxable income and gain for such fiscal period, determined by assuming that such income or gain, as applicable, is taxable to the Limited partner, at the greater of (x) the highest marginal U.S. federal income tax rate then in effect, and a state and local income tax rate equal to the highest marginal rate then in effect for an individual or corporation that is a resident of New York, New York or (y) the highest combined provincial and federal income tax rate applicable to an individual or corporation that is a resident of Canada and is subject to tax in the province of Canada that has the highest income tax rate.

The following is a summary of the activity for the Class J Units:

Number of Awards
Class J-1 Units
As of July 13, 2011	—
Issuance of Class J-1 Units	30,265,198

As of December 31, 2011	30,265,198
Issuances	—
Forfeitures	—

As of December 31, 2012	30,265,198

Class J-2 Units
As of July 13, 2011	—
Issuance of Class J-2 Units	15,133,000

As of December 31, 2011	15,133,000
Issuances	—
Forfeitures	—

As of December 31, 2012	15,133,000

Class J-3 Units
As of July 13, 2011	—
Issuance of Class J-3 Units	15,133,000

As of December 31, 2011	15,133,000
Issuances	—
Forfeitures	—

As of December 31, 2012	15,133,000

The Class M Units and Class J Units contain certain repurchase provisions which could result in an award being settled in cash in the event of certain types of termination scenarios. The Company established a policy that settlement will not occur until the point in time where the unit holder has borne sufficient risks and rewards of equity ownership, assumed as six-months and one-day post vesting.

Equity-based compensation- Fair value

The Company accounts for equity-based compensation in accordance with the fair value provisions of ASC Topic 718. Principals of option pricing theory were used to calculate the fair value of the subject grants. Under this methodology, the Company’s various classes of Units are modeled as call options with distinct claims on the assets of the Company. The characteristics of the Unit classes, as determined by the unit agreements and the Company’s limited partnership agreements, determine the uniqueness of each Unit’s claim on the Company’s assets relative to each other and the other components of the Company’s capital structure. Periodic valuations are performed in order to properly recognize equity-based compensation expense in the Consolidated and Combined Statements of Operations.

During 2012, the Company considered the following significant factors in preparing its business enterprise valuations:

•	Additional capital contributions associated with the conversion of the Senior Debt to Legacy Class A Units and associated management purchases of Legacy Class A Units, discussed above;

•	Issuances of Senior Notes;

•	Changes in multiples of book value of invested capital for the Company’s comparable publicly-traded peers;

•	The state of the housing industry in general, including the timing of the housing industry recovery and the Company’s view of the sustainability of any such recovery;

•	The Company’s ability to access the debt and equity capital markets;

•	The Company’s performance and results of operations and related indicators (including backlog);

•	Housing market conditions in the geographic areas in which the Company operates;

•	Changes in and uncertainties with respect to, regional, national and international economic conditions; and

•	The Company’s ability to capitalize on any recovery in the housing industry

The equity unit valuations included the following key assumptions in the determination of grant date fair value, summarized as follows:

	Period ended December 31, (Successor)
	2012	2011
Implied Equity Volatility	45-50%	60%
Expected Dividends	None	None
Risk-free Rate	0.6%	0.9%
Expected term	4.5 years	5.0 years

20. EARNINGS PER UNIT

Basic and diluted earnings per unit (Successor) were calculated as follows (in thousands, except per unit amounts):

	For the Year Ended December 31, 2012	July 13, 2011 Through December 31, 2011
Basic weighted average number of units outstanding	723,181	620,646
Effect of dilutive securities	—	—

Dilutive average units outstanding	723,181	620,646

Net income attributable to owners	$430,848	$25,589
Net income attributable to other securities	—	—
Net income attributable to Class A units	$430,848	$25,589
Basic and Diluted earnings per Class A unit	$0.60	$0.04

21. SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 4, 2013, the date the consolidated financial statements were available to be issued. We are not aware of any significant events that occurred subsequent to the balance sheet date, but prior to the completion of this report, that would have a material impact on the consolidated financial statements.

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